 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1996
                                                      REGISTRATION NO. 333-12185
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                            AMENDMENT NO. 4 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                              MAGINET CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                                      4841                   77-0407677
       DELAWARE              (PRIMARY STANDARD            (I.R.S. EMPLOYER
      (STATE OR OTHER            INDUSTRIAL            IDENTIFICATION NUMBER)
      JURISDICTION OF       CLASSIFICATION CODE
      INCORPORATION OR            NUMBER)
       ORGANIZATION)
                                405 TASMAN DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 752-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               KENNETH B. HAMLET
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              MAGINET CORPORATION
                                405 TASMAN DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 752-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                   COPIES TO:
     THOMAS C. DEFILIPPS, ESQ.                  EDWARD M. LEONARD, ESQ.
  WILSON SONSINI GOODRICH & ROSATI          BROBECK, PHLEGER & HARRISON LLP
      PROFESSIONAL CORPORATION                   TWO EMBARCADERO PLACE
         650 PAGE MILL ROAD                          2200 GENG ROAD
 PALO ALTO, CA 94304 (415) 493-9300        PALO ALTO, CA 94303 (415) 424-0160
                               ----------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROPOSED MAXIMUM
                                                   PROPOSED MAXIMUM    AGGREGATE       AMOUNT OF
      TITLE OF EACH CLASS OF         AMOUNT TO BE   OFFERING PRICE      OFFERING      REGISTRATION
    SECURITIES TO BE REGISTERED     REGISTERED(1)    PER SHARE(2)     PRICE(1)(2)         FEE
--------------------------------------------------------------------------------------------------
 Common Stock, $.001 par value...     6,325,000         $9.00         $56,925,000    $19,629.31(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(3) Previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, dated December 16, 1996

PROSPECTUS

                                5,500,000 SHARES

                        [LOGO OF MAGINET APPEARS HERE]

                                  COMMON STOCK

                                 ------------

  Of the 5,500,000 shares of Common Stock, $.001 par value ("Common Stock"), of MagiNet Corporation ("MagiNet" or the "Company") being offered hereby, 4,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,100,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"). Such offerings are referred to collectively as the "Offerings."

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $8.00 and $9.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MGNT."

                                 ------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Underwriting
                                             Price to Discounts and  Proceeds to
                                              Public  Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share..................................    $           $            $
--------------------------------------------------------------------------------
Total(3)...................................   $           $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings estimated at
    $1,400,000 payable by the Company.
(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 660,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The International Managers have been granted a similar option to purchase up to 165,000 additional shares of Common Stock solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $   , $    and $   , respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain other conditions. It is expected that delivery of such shares will be made at the offices of Lehman Brothers Inc., New York,
New York, on or about    , 1996.

                                 ------------


LEHMAN BROTHERS                                                HAMBRECHT & QUIST

      , 1996

                             [INSIDE FRONT COVER]


                       [LOGO FOR MAGINET APPEARS HERE]

                            [ARTWORK APPEARS HERE]



                               ----------------

  IN CONNECTION WITH THE OFFERINGS, THE U.S. UNDERWRITERS AND THE INTERNATIONAL MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            [GATEFOLD--FIRST PAGE]

  MagiNet is the largest provider of in-room on-demand video entertainment and information systems outside North America.

  [Graphic: Underneath the above caption on both the first and second page of the gatefold is a map of the continents outside of North and South America America with the countries where there are MagiNet and Prodac installations indicated]

  [Graphic: Two images of a television screen showing the Company's welcome channel.]

  Currently being tested in Australia, MagiNet's new Welcome Channel introduces feature Hollywood movie trailers, advertising commercials, promotions and instructions in five languages--all with the quality of network television broadcasting.

  With the acquisition of Prodac, installed rooms will total 103,000 (63% on-demand, 37% scheduled).

  MagiNet's full service offices provide local support.

[Graphic: One image of a television screen showing casino-style gaming, and two images of a television screen showing Bloomberg Information TV.]

  In an exclusive agreement with InterGame, MagiNet will be able to provide in-room, interactive casino-style gaming in hotel rooms worldwide where jurisdictions allow. MagiNet also expects to distribute Bloomberg Information Television, a 24-hour financial news program to hotels, starting with a test in Israel in late 1996.

                            [GATEFOLD-SECOND PAGE]

  [Graphic: Three images of a television screen: one showing a welcome screen; one showing a movie menu; and one showing text describing a movie.]

  MagiNet's mainstay is on-demand entertainment, such as Hollywood blockbusters and adult theme movies. Plus, hotel information and guest services such as in-room check out and folio review. Providing guests as many choices as possible is MagiNet's formula for winning the world's leading hotels.

  MagiNet users are business and leisure guests at the world's leading hotels.

  MagiNet has 238% annualized growth in rooms since 1993

  [Graphic: Three images of a television screen showing an information directory known as iLook.]

  iLook is an interactive information and resource directory for travelers that can provide hotel guests immediate and easy access to thousands of businesses, services, restaurants, shops and cultural information. iLook is expected to be launched in Thailand in early 1997, and is one of several products being developed as additional revenue sources.

  The world's best hotels have selected MagiNet for their interactive entertainment and information systems.

  Sheraton On The Park, australia         Yokohama Grand Inter-Continental
                                          Hotel, japan



  Inter-Continental Sydney, australia     Regent Auckland, new zealand



  Guam Hilton, guam                       The Orchard Hotel, singapore



  Mandarin Oriental, hong kong            Sandton Sun & Towers, south africa



  JW Marriott, hong kong                  Durban Crowne Plaza, south africa



  Island Shangri-La, hong kong            Hotel Lotte, south korea



  Regent Hong Kong, hong kong             Hotel Shilla, south korea



  Hilton Tel Aviv, israel                 Grand Formosa Regent, taiwan



  Sheraton Tel Aviv, israel               Grand Hyatt Taipei, taiwan



  Hotel Inter-Continental Tokyo Bay,      Shangri-La Hotel, thailand
   Japan


  Hotel Okura Tokyo, japan                Regent Bangkok, thailand


  Grand Hyatt Fukuoka, japan

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  MagiNet is the leading supplier of on-demand interactive video entertainment and information services to the hospitality industry outside of North America. The Company installs integrated video systems that allow hotel guests to order pay-per-view movies on-demand. MagiNet has recently expanded these systems into entertainment and information gateways that offer an increasingly varied range of services, such as on-demand billing summaries, express checkout, personalized messaging, guest surveys and room service ordering. The Company expects to implement additional revenue enhancing services such as in-room casino-style gaming, advertising, video games, financial news, Internet access and in-room shopping in selected markets beginning in 1997.

  To date, the Company has focused principally on leading hotels in the Pacific Rim. Recently, the Pacific Rim has been experiencing a higher rate of economic expansion and hotel construction than any other region in the world. Leading hotels in this region are generally characterized by high occupancy and room rates. The Company currently has operations and installations in Thailand, Australia, Japan, South Korea, Taiwan, Hong Kong, South Africa, Guam/Saipan, Singapore, Israel, New Zealand and France, and plans to expand its presence in the Pacific Rim, Europe, the Middle East and Africa. MagiNet began installing its systems in 1993 and, between 1993 and 1995, increased its installed base of rooms from 2,087 to 39,122 and increased revenue from $395,000 to $8.7 million. As of September 30, 1996, MagiNet served 169 hotels having 59,529 rooms, with an additional 16,783 rooms in backlog. In November 1996, the Company entered into a definitive agreement to acquire Prodac Prozessdatentechnik GmbH, a German corporation ("Prodac"), which substantially expands the Company's geographic scope and immediately establishes the Company as a leading provider of in-room entertainment services in Europe, the world's largest hotel market. There are approximately two million hotel rooms in MagiNet's current and target markets.

  The Company's installed base includes certain hotels in the Hilton International, Hyatt International, Inter-Continental, Mandarin Oriental, Marriott, Okura, Regent/Four Seasons, Shangri-La, Sheraton, Southern Pacific Hotel Corporation, Westin and other hotel chains. The Company has preferred vendor status for future installations in hotels within the Hyatt International, Shangri-La and Southern Pacific Hotel Corporation chains. Prodac's installed base includes certain hotels in the Accor, Dorint and Maritim hotel chains, and Prodac has preferred vendor status with the Dorint, Maritim and Novotel hotel chains. In addition, the Company believes there is a substantial opportunity to penetrate the mid-market hotel sector in its target markets.

  The Company holds an exclusive license to provide the on-demand interactive video system developed by On Command Video Corporation in more than 30 countries outside of North America, and a license to provide the on-demand interactive video system developed by Guestserve Development Group to all countries outside of North America. MagiNet installs its systems in hotels at the Company's cost and receives revenue from guest usage pursuant to five-to-seven year contracts giving MagiNet the exclusive right to provide the hotel with in-room on-demand video entertainment and information services. To date, the Company's principal on-demand video entertainment services have provided a reasonably predictable stream of recurring revenue during the term of these exclusive contracts. The Company believes its new services will appeal to a broader group of hotel guests than traditional purchasers of in-room video entertainment and should increase revenue per installed room.

  Beginning in early 1996, the Company added several key members to its management team, including Kenneth B. Hamlet, its Chief Executive Officer, and Gordon E. (Ned) Druehl, Jr., its Chief Operating Officer, both having over twenty years of experience in the hospitality industry. Mr. Hamlet and Mr. Druehl, as part of their executive responsibilities at Holiday Inns, Inc., managed a division known as HiNet which provided free-to-guest scheduled broadcast and on-demand video entertainment to Holiday Inns hotels. This management team has further defined the Company's strategy to expand its installed room base by (i) leveraging its strong market position to obtain contracts with other leading hotels, (ii) penetrating existing or new target markets, directly or through acquisition, and (iii) offering services to mid-market hotels in target regions. In addition, this management team was influential in establishing strategic relationships with Bloomberg for information and news television programming and InterGame for in-room casino-style gaming.

  The Company incorporated in California in July 1991, changed its name from Pacific Pay Video Limited to MagiNet Corporation in August 1995 and reincorporated into Delaware in December 1996. Unless the text otherwise requires, references in this Prospectus to "MagiNet" and the "Company" refer to MagiNet Corporation, a Delaware corporation, and its subsidiaries. The Company's principal executive offices are located at 405 Tasman Drive, Sunnyvale, California 94089, and its telephone number at that address is (408) 752-1000.

                             ACQUISITION OF PRODAC

  On November 6, 1996, the Company entered into a definitive Share Purchase and Transfer Agreement (the "Acquisition Agreement") to acquire all the outstanding shares of Prodac (the "Prodac Shares"), which is headquartered in Cologne, Germany. Prodac is one of the leading providers of video entertainment and information systems in Europe and develops, manufactures and installs its own proprietary scheduled broadcast and on-demand interactive video entertainment systems. The Company believes that the acquisition of Prodac will provide important competitive and strategic advantages to the Company. Europe represents the world's largest hotel market with approximately 5.5 million rooms, of which approximately 1.1 million represent rooms in the Company's target market of hotels with greater than 100 rooms. MagiNet's acquisition of Prodac will substantially expand the geographic scope of the Company's operations and establish the Company as an industry leader in Europe. In addition, the Company expects the acquisition to enhance its ability to pursue contracts with leading hotels and hotel chains in Europe. As of September 30, 1996, Prodac served 242 hotels with 43,657 installed rooms, the majority of which were located in Germany, and had 10,316 rooms in backlog. Scheduled broadcast equipment represented approximately 87% of Prodac's installations and 70% of its backlog, and the balance of installations and backlog represented installations and backlog of Prodac's Videoquest on-demand system.

  Pursuant to the Acquisition Agreement, following the closings of the Offerings, the Company will pay the shareholders of Prodac an aggregate consideration of approximately $16.4 million, consisting of approximately $13.1 million in cash (plus interest at the rate of 6% per annum from November 6, 1996 through the date of the payment of the acquisition consideration) and shares of MagiNet Common Stock with an aggregate value of approximately $3.3 million (based on a 10% discount to the initial public offering price). The shareholders of Prodac are also entitled to a distribution of approximately $393,000 to be paid from Prodac's retained earnings, calculated in accordance with German generally accepted accounting principles ("German GAAP"). If the closing of the Offerings occurs after December 31, 1996, such shareholders shall be entitled to any additional retained earnings, calculated in accordance with German GAAP, in excess of such $393,000. In addition, the Company will pay up to an aggregate of approximately $9.8 million in cash and MagiNet Common Stock contingent upon Prodac achieving certain financial targets in fiscal 1997, 1998 and 1999. The cash portion of the acquisition consideration will be paid in Deutsche Marks out of the net proceeds of the Offerings based on the applicable exchange rate on the Frankfurt am Main exchange on the closing date of the Offerings. Any increase in the value of the Deutsche Mark relative to the U.S. Dollar will increase the portion of the net proceeds of the Offerings used in connection with the Prodac acquisition and will result in the Company's issuing a greater number of shares of MagiNet Common Stock to the shareholders of Prodac. See "Use of Proceeds," "Dilution," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Acquisition of Prodac."

                                 THE OFFERINGS

Common Stock initially offered in:
 The U.S. Offering.................  4,400,000 shares
 The International Offering........  1,100,000 shares
  Total Common Stock offered.......  5,500,000 shares
Common Stock to be outstanding      18,531,041 shares(1)
 after the Offerings...............
Use of proceeds.................... System installations, the cash portion of the purchase price for the acquisition of
                                    Prodac, working capital and general
                                    corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol...... MGNT

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                       NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                         ---------------------------------------   ------------------------------
                                                   1995                             1996
                                             -------------------              -------------------
                                                          PRO                              PRO
                          1993      1994      ACTUAL    FORMA(2)     1995      ACTUAL    FORMA(3)
                         -------   -------   --------   --------   --------   --------   --------
                               (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Revenue................ $   395   $ 2,342   $  8,689   $ 19,254   $  5,655   $ 12,048   $ 23,941
 Direct costs...........     294     1,156      3,731      9,903      2,586      6,232     11,792
 Depreciation and
  amortization..........     171       957      3,682      9,936      2,564      4,747      9,366
 Operations expenses,
  selling, general and
  administrative........   1,961     7,170     11,528     13,806      7,808      8,455     10,729
 Research and
  development...........   1,320       856      1,247      1,525        890      1,599      1,809
                         -------   -------   --------   --------   --------   --------   --------
 Operating loss.........  (3,351)   (7,797)   (11,499)   (15,916)    (8,193)    (8,985)    (9,755)
 Interest expense and
  other, net............     (28)     (253)      (991)    (2,688)      (379)    (2,083)    (4,019)
                         -------   -------   --------   --------   --------   --------   --------
 Loss before income
  taxes and minority
  interest in net losses
  of consolidated
  subsidiaries..........  (3,379)   (8,050)   (12,490)   (18,604)    (8,572)   (11,068)   (13,774)
 Provision for income
  taxes ................     --        --        (554)      (680)      (423)      (681)    (1,123)
 Minority interest in
  net losses of
  consolidated
  subsidiaries..........     --        124        248        248        204        215        215
                         -------   -------   --------   --------   --------   --------   --------
 Net loss............... $(3,379)  $(7,926)  $(12,796)  $(19,036)  $ (8,791)  $(11,534)  $(14,682)
                         =======   =======   ========   ========   ========   ========   ========
 Pro forma net loss per
  share(4)..............                     $  (1.03)  $  (1.48)             $  (0.93)  $  (1.14)
                                             ========   ========              ========   ========
 Shares used in
  computation of pro
  forma net loss per
  share(4)..............                       12,392     12,847                12,407     12,862
CONSOLIDATED STATEMENT
 OF CASH FLOWS DATA(5):
 Net cash used in
  operating activities.. $(1,753)  $(6,137)  $ (7,619)             $ (6,680)  $ (9,510)
 Net cash used in
  investing activities..  (3,091)   (9,361)   (14,897)              (10,967)   (16,451)
 Net cash provided by
  financing activities..   5,082    25,715     30,656                23,034     14,540
OTHER DATA:
 EBITDA (In
  thousands)(6)......... $(3,180)  $(6,840)  $ (7,817)  $ (5,980)  $ (5,629)  $ (4,238)  $   (389)
 EBITDA margin..........    (805)%    (292)%      (90)%      (31)%     (100)%      (35)%       (2)%
 New rooms installed....   2,087    10,929     26,106     37,702     18,075     20,407     33,054
 Total rooms served(7)..   2,087    13,016     39,122     70,132     31,091     59,529    103,186
 Rooms in backlog(8)....     --     10,941     12,194                15,156     16,783     27,099
 Average monthly gross
  video revenue per
  room(5)...............     --    $ 32.39   $  29.18              $  28.74   $  28.84

                                                  SEPTEMBER 30, 1996
                                        ---------------------------------------
                                         ACTUAL    PRO FORMA(9) AS ADJUSTED(10)
                                        ---------  ------------ ---------------
                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Cash, cash equivalents and short-term
  investments.......................... $   7,251    $ 1,278        $40,798
 Working capital (deficit).............     4,857    (15,879)        23,641
 Total assets..........................    49,484     74,424        113,944
 Long-term debt........................    25,829     40,142         40,142
 Accumulated deficit...................   (37,008)   (49,208)       (49,208)
 Total stockholders' equity............    15,969      7,069         46,589

--------

(1) Based on shares outstanding as of September 30, 1996. Excludes as of September 30, 1996, an aggregate of 1,702,080 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1992 Key Personnel Stock Option Plan and 1992 Stock Option Plan at a weighted average exercise price of $2.17. Also excludes as of September 30, 1996 an additional 2,318,728 shares reserved for future issuance under the 1992 Key Personnel Stock Option Plan, the 1996 Director Stock Option Plan and the 1996 Employee Stock Purchase Plan. Includes 455,373 shares of Common Stock to be issued in connection with the Company's acquisition of Prodac within 10 business days after the closing of the Offerings. See "Management--Stock Plans," "Acquisition of Prodac" and Note 5 of Notes to Consolidated Financial Statements. Also excludes 40,000 shares of Common Stock issuable upon exercise of an outstanding warrant issued in connection with the Company's obtaining a commitment letter for up to $10 million of unsecured subordinated debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of January 1, 1995. See "Acquisition of Prodac," the Unaudited Pro Forma Combined Condensed Financial Statements and Note 8 of Notes to Consolidated Financial Statements.
(3) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of January 1, 1996. See "Acquisition of Prodac," the Unaudited Pro Forma Combined Condensed Financial Statements and Note 8 of Notes to Consolidated Financial Statements.
(4) See Note 1 of Notes to Consolidated Financial Statements for a discussion of the computation of net loss per share.
(5) Data not available on a pro forma basis.
(6) Indicates earnings (loss) before interest expense, income taxes, depreciation and amortization, and minority interest in net losses of consolidated subsidiaries and is not intended to represent an alternative to net income (as determined in accordance with generally accepted accounting principles) as a measure of performance. Management of the Company believes that EBITDA provides an additional perspective on the Company's operating results and its ability to service its long-term debt and fund its operations. The primary differences between EBITDA and net cash used in operating activities are that net cash used in operating activities includes interest expense, income tax expense and changes in operating assets and liabilities, which items are excluded from EBITDA. See "Consolidated Statements of Cash Flows."
(7) Includes all rooms installed with Company-owned systems, except for pro forma total rooms served, which also includes Prodac systems. A charge relating to the acquisition of in-process technology of approximately $12.2 million is included in the pro forma balance sheet as a charge to retained earnings. The Company expects to record this charge in its financial results during the three month period ended December 31, 1996.
(8) Data not available on a pro forma basis as of December 31, 1995.
(9) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of September 30, 1996.

(10) Adjusted to reflect the net proceeds of the sale of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share and the application thereof. See "Use of Proceeds."

                                ----------------

  Except as set forth in the Consolidated Financial Statements or otherwise indicated herein, all information in this Prospectus (i) reflects the reincorporation of the Company into Delaware effected in December 1996,
(ii) reflects the conversion of all the Company's outstanding shares of Preferred Stock into 10,908,878 shares of Common Stock, which will occur automatically upon the closing of the Offerings, (iii) reflects the filing, upon the closing of the Offerings, of the Company's Restated Certificate of Incorporation authorizing 5,000,000 shares of undesignated Preferred Stock,
(iv) assumes the net exercise of warrants to acquire up to an aggregate maximum of 3,704,840 shares of Common Stock and Preferred Stock for 1,158,918 shares of Common Stock in connection with the Offerings at an assumed fair market value of $8.00 per share, (v) assumes the approval by the Company's Board of Directors of the acquisition of Prodac and the issuance of 455,373 shares of Common Stock in connection with such acquisition and (vi) assumes that the U.S. Underwriters' and International Managers' over-allotment options are not exercised. See "Description of Capital Stock," "Underwriting," "Acquisition of Prodac" and Note 5 of Notes to Consolidated Financial Statements. For purposes of calculating the U.S. Dollar cash consideration and number of shares issuable pursuant to the Acquisition Agreement in connection with the Prodac acquisition, an assumed exchange rate of DM 1.525 per U.S. Dollar, representing the closing price in New York trading on September 30, 1996, and an assumed initial public offering price of $8.00 per share less a ten percent discount have been used throughout this Prospectus. The exchange rate determined on the Frankfurt am Main Exchange on the date of the closing of the Offerings will be used to determine the actual number of shares initially issued in connection with the Prodac acquisition. See "Dilution" and "Acquisition of Prodac."

                                ----------------

  MagiNet and iLook are trademarks of the Company. Prodac and Videoquest are registered in Germany as trademarks of Prodac. This Prospectus also contains trademarks and tradenames of other companies.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

DEPENDENCE ON HOTEL INDUSTRY AND GUEST VIEWING PATTERNS

  MagiNet's business is closely linked to the performance of the hotel industry in the Company's targeted geographic markets. A decline in hotel occupancy from current levels or changes in the mix of hotel business and leisure guests as a result of general business, economic, seasonal or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. MagiNet's performance is also dependent on the frequency with which hotel guests purchase its services ("buy rates"). Buy rates are subject to a variety of factors, including censorship of adult theme movies, pricing of the movies, availability of popular titles, general guest preferences and general economic conditions. MagiNet's performance is also dependent on the relative buy rates of major motion pictures to adult theme movies. For major motion pictures, the Company generally pays ongoing licensing royalties equal to a percentage of the film's gross revenue to the Company. For most adult theme movies, from which the Company currently derives a majority of its revenue, the Company generally pays either a comparatively small one-time fee or small flat-rate fee based on the number of rooms served. As a result, a shift in viewing patterns away from these movies, or any limitation imposed on the offering of such movies (including censorship by governmental authorities, unavailability of titles, or restrictions imposed by customer hotels), would adversely affect the Company's business, financial condition and results of operations. For example, the Company has experienced significantly lower buy rates in censored markets than in uncensored markets. The imposition of censorship of adult theme movies in currently uncensored markets where the Company has installations would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the imposition of censorship in target markets of the Company could deter the Company from entering those markets. Free-to-guest services such as HBO and other cable stations compete directly with the Company's services. Such alternative viewing choices available to hotel guests may reduce the buy rate in the rooms installed with MagiNet's systems. Any change in guest viewing patterns that reduces the buy rate of the Company's services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ACQUISITION OF PRODAC

  On November 6, 1996, MagiNet entered into the Acquisition Agreement to acquire Prodac, which is one of the leading providers in Europe of video entertainment and information systems to the hospitality industry. The Company has no history of acquiring companies, and there can be no assurance that the Company will be able to realize the anticipated benefits of the Prodac acquisition, or that the Company can be successful in integrating the operations and personnel of Prodac into its business, operating under the agreements in effect between Prodac and others, incorporating the Prodac products and any other acquired technologies and technologies under development into its product lines, establishing and maintaining uniform standards, controls, procedures and policies, avoiding the impairment of relationships with employees and customers as a result of changes in management, or overcoming other problems that may be encountered in connection with the integration of Prodac. Prodac's employees have established a workers' council, which represents the employees for purposes of negotiating certain terms and conditions of employment and which has certain rights of co-determination with respect to management policy, in particular with regard to personnel measures. In addition, certain of Prodac's employees are members of trade unions. Any future failure to reach agreements with its employees or their representatives could result in a work stoppage at Prodac, which could have a material adverse effect on the Company's business, financial condition and results of operations. Under applicable German law, in order to effect certain operational changes, including significant reductions in employment, employers are required to adopt "equalization of interest" and social plans designed to compensate dislocated employees. Although the Company has no present plans to implement such changes, if the Company were required to do so, including in connection with the integration of Prodac into the Company, it could be required to make substantial payments to such employees, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that, even if Prodac is successfully integrated into the Company, the Company could successfully compete against Prodac's competitors, including EMI Group plc ("EMI"), Video Management Services, Inc. ("VMS") and Granada Group Plc ("Granada") in the European or other markets. In October 1996, Prodac sold its United Kingdom operations to U.K. Consumer Electronics Limited ("UKCEL"), a division of Granada, and agreed to a non-competition provision for three years in the United Kingdom and Ireland that may be enforceable against both MagiNet and Prodac. This provision could prevent the Company from expanding installations into the United Kingdom and Ireland. The Company may be obligated under a contract with Hyatt International (Europe, Africa and Middle East) Ltd. to install rooms in the United Kingdom using the Company's licensed Guestserve technology, which could conflict with the non-competition provision of the UKCEL agreement. Any resulting breach of either the Company's agreement with Hyatt or the non-competition provision of the UKCEL agreement could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is obligated to pay within 10 days after the closing of the Offerings DM 20 million for the cash portion of the consideration for the acquisition of Prodac (plus interest at the rate of 6% per annum from November 6, 1996 through the date of payment of the acquisition consideration) and to issue shares of MagiNet Common Stock with an aggregate value of DM 5 million based on a 10% discount to the initial public offering price. The Acquisition Agreement also provides that the shareholders of Prodac will be entitled to a cash distribution of DM 600,000 (approximately $393,000) from the retained earnings of Prodac, calculated based on German GAAP. In addition, in the event the Offerings have not closed on or prior to December 31, 1996, Prodac's shareholders will be entitled to receive an additional cash payment equal to all retained earnings in excess of DM 600,000, calculated under German GAAP, as of December 31, 1996. As of September 30, 1996, Prodac's retained earnings, calculated on a German GAAP basis, totalled approximately DM 2 million (approximately $1.3 million), which will be adjusted for the quarter ending December 31, 1996. The cash consideration payable in connection with the acquisition of Prodac, including the potential distributions from retained earnings, is payable in Deutsche Marks, and any increase in the value of the Deutsche Mark relative to the U.S. Dollar would increase the portion of the net proceeds of the Offerings used in connection with the acquisition of Prodac as well as the number of shares of MagiNet Common Stock to be issued to Prodac's shareholders. See "Acquisition of Prodac."

HISTORY OF LOSSES; FUTURE CAPITAL NEEDS; ANTICIPATED FUTURE LOSSES

  MagiNet has recorded cumulative net losses of approximately $37,008,000 since its inception, including a loss of approximately $11,534,000 for the nine months ended September 30, 1996. Prodac has recorded cumulative net losses, calculated based on generally accepted accounting principles in the United States, of approximately $5,113,000 since its inception, including a loss of approximately $1,219,000 for the nine months ended September 30, 1996. The Company's business requires substantial investment on a continuing basis for the installation of the Company's systems in additional hotel rooms and the upgrading of existing installations. Capital expenditures expected to be incurred by the Company will likely exceed cash flows from its operating activities for the foreseeable future. The Company intends to use the net proceeds of the Offerings and may use other secured and/or unsecured borrowings to pay the cash portion of the consideration for the acquisition of Prodac and to expand its installed base of rooms and support its projected growth. If the Company cannot obtain sufficient funds to support installations of rooms, the Company may have to reduce the rate of room installations, which could have a material adverse effect on the Company's business, financial condition and results of operations. Whether or when the Company can achieve cash flow levels from operations sufficient to support its projected growth cannot be accurately predicted, and unless and until such cash flow levels are achieved, the Company may require additional borrowings or the sale of additional equity securities, or some combination thereof. There can be no assurance that the Company will be able to borrow additional amounts or sell additional equity on terms acceptable to the Company, or at all. See "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON NEW HOTEL CONTRACTS AND INSTALLATIONS

  The Company's future growth will depend principally on its ability to obtain contracts with new hotels and to install systems in such hotels in a timely manner. The timing of obtaining new contracts is dependent upon the level of competition in a particular market, the length of the negotiating process with each individual hotel and the amount of the Company's local personnel resources allocated to obtaining contracts as opposed to servicing existing hotel customers. To the extent new contracts are not obtained in future periods at the rate anticipated by the Company, there could be a significant shortfall in the Company's anticipated growth in installed rooms. The timing of system installations has historically been reasonably predictable after a contract has been executed, although, for certain prior installations, technical and other issues have delayed installations in specific hotels. Under MagiNet's master hotel contracts, MagiNet must install the interactive video entertainment and information system specified in the contract with the hotel chain. Pursuant to its hotel contracts, Prodac is required to install its scheduled broadcast or on-demand video systems. The inability to provide the particular system specified, including the inability of Prodac to manufacture sufficient quantities of its systems, could delay installations of such systems in the individual hotels within such chain, which could have a material adverse effect on the Company's business, financial condition and results of operations. The inability of the Company to obtain new contracts, to manufacture sufficient quantities of its systems or to install systems at the rate it currently anticipates for these or other reasons could have a material adverse effect on the Company's results of operations.

  MagiNet historically has obtained contracts and installed systems in large city-center hotel properties, primarily in Asia. With the acquisition of Prodac, the Company will be seeking to consistently obtain contracts and install systems in Europe. Many hotel properties in Europe are installed with either free-to-guest or scheduled broadcast systems, and European hotels tend to be smaller and older than the business and resort hotels in Asia in which the Company has historically installed its systems. Obtaining contracts and installing systems in Europe may require significant additional capital and personnel resources, which could have a material adverse effect on the Company's results of operations. The inability of the Company to obtain new contracts and install systems in Europe at the rate they currently anticipate for these or other reasons could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Installed Base and Backlog" and "Acquisition of Prodac."

FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results have historically been, and will continue to be, subject to quarterly and annual fluctuations due to a variety of factors, including the time required to obtain new contracts and install systems; timely introduction, enhancement and market acceptance of new services; changes in the pricing policies by the Company or its competitors; increased competition; the gain or loss of contracts with hotels or hotel chains; the introduction of new products, product enhancements or new services by competitors; currency fluctuations and other uncertainties related to operating in multiple jurisdictions; hotel occupancy; buy rates; availability of programming and the ability to anticipate changing hotel or guest preferences. A large portion of MagiNet's installations are in tropical climates where occupancies are generally higher in the first and fourth quarters of the year, and buy rates are typically lower in the third quarter of each year. As a consequence, revenue per room is generally lowest in the third quarter. There can be no assurance that new contracts can be obtained in a timely manner, or at all, or that systems can be installed in a timely manner after contracts are obtained. The Company's operating results will also be affected by seasonality in the markets in which Prodac is operating, the timing of orders from UKCEL and shipments to UKCEL of Prodac systems, the ability of Prodac to manufacture its systems, general economic and other conditions affecting the timing of contracts and installations, capital spending, and order cancellations or rescheduling. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL FIXED COMMITMENTS

  Funds generated by MagiNet's and Prodac's existing operations are not sufficient to enable the Company to meet its debt service obligations on the Senior Secured Notes due 2000 (the "Notes") and Prodac's obligations under lease financing arrangements for Prodac systems, together with other fixed charges. Net proceeds from the Offerings will be used by the Company primarily to pay the cash portion of the consideration for the acquisition of Prodac and to install new systems. If sufficient revenue is not generated from these installations, the Company's ability to make necessary payments with respect to the Notes would be impaired, and the Company's ability to service the Notes would then depend upon the Company's ability to secure additional funds from other sources. There can be no assurance that the Company will be able to obtain such additional funds on favorable terms, if at all. Further, the instruments governing the Company's debt obligations contain financial and other covenants, and no assurance can be given that the Company will comply with such covenants. During 1996, the Company failed to comply with certain financial covenants and obtained from the holders of the Notes amendments of the covenants in exchange for the Company issuing additional warrants to the holders of the Notes. Failure of the Company to comply with the covenants, or in the event of non-compliance, to obtain an amendment of the covenants, could result in acceleration of the maturity of the Company's borrowings, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's debt obligations will be subject to acceleration in the event that the Company does not meet its principal and interest payments or comply with its covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IMPORTANCE OF POTENTIAL NEW SOURCES OF REVENUE; COMPATIBILITY

  MagiNet's strategy includes developing new applications and markets for its interactive entertainment and information systems. This strategy presents the risks inherent in assessing the value of development opportunities and committing capital to unproven markets. The Company expects that its future performance will be dependent on usage of additional services such as in-room casino-style gaming and advertising provided over the Company's systems to hotel guests. New services may require the Company to devote resources to software or other development to enable the new services to be provided over the Company's systems. There can be no assurance that the Company's new products or any products being developed by Prodac or MagiNet will generate additional revenue or earnings for the Company or that the Company will successfully penetrate these additional markets. In addition, any new services provided by the Company could induce guests to change their viewing patterns away from an existing service of the Company and toward a new service resulting in either no additional revenue or decreased actual revenue from the installed base of rooms, depending upon the pricing of the new services and the change in guest viewing patterns that may result. MagiNet will devote resources to developing such services through licensing agreements and other arrangements and marketing such services to hotels and to hotel guests. The Company's ability to provide in-room casino-style gaming is dependent upon obtaining the necessary licenses, approvals, findings of suitability and product approvals in all jurisdictions in which it intends to provide this service. The licensing and approval processes can involve significant expenditures of time and resources by the Company. There can be no assurance such approvals will be obtained. In addition, to the extent that new services introduced by MagiNet are not attractive to hotels and hotel guests, that hotel guests do not utilize such services to the extent necessary to generate a sufficient return on the Company's development and marketing expenditures or that governmental regulation prohibits the provision of these services, the Company's business, financial condition and results of operations would be adversely affected.

  The Company holds an exclusive license to provide an on-demand interactive video system developed by On Command Video Corporation ("OCV") to certain countries outside North America and a license to provide an on-demand interactive video system developed by Guestserve Development Group ("Guestserve") to all countries outside North America. The Company's OCV and Guestserve-based systems are not compatible with Prodac's scheduled broadcast or on-demand systems. Accordingly, additional development resources will be required to provide either the Company's existing or new products over Prodac's systems.

EXPANSION OF BUSINESS THROUGH ACQUISITIONS

  Part of MagiNet's business strategy is to pursue additional acquisitions that will complement its existing business. The Company has had preliminary discussions with, or has evaluated the potential acquisition of, several companies in addition to Prodac. Although no transaction other than Prodac is being considered at this time, the Company is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood of a material transaction being completed should any negotiations commence. There can be no assurance that any additional acquisitions will occur, that the Company can be successful in integrating the operations and personnel of any acquired entity into the Company's business, incorporating any acquired product lines into the Company's business, establishing and maintaining uniform standards, controls, procedures and policies, avoiding the impairment of relationships with employees and management as a result of changes in management, or overcoming other problems that may be encountered in connection with the integration of acquired businesses. To the extent MagiNet proceeds with an additional transaction, and if such transaction is relatively large and consideration is in the form of cash, a substantial portion of the Company's available cash, including the net proceeds of the Offerings, could be used to consummate any such acquisition. The Company may also seek to finance any such acquisition through issuances of equity or debt financings, which could be dilutive to, or have an adverse impact on, the Company's earnings. There can be no assurance that any such financings will be available on acceptable terms or at all.

SYSTEM RELIABILITY

  MagiNet has experienced and continues to experience problems with certain equipment, including converters and remote control units. MagiNet has replaced equipment at some hotels to correct problems that affected the delivery of the Company's services to the hotel guests. It is possible that the Company's systems, including Prodac's systems, may be found to be unreliable after installation at a hotel or hotels. Such occurrences could result in the Company devoting substantial resources to maintenance services for the systems, and could result in a substantial number of installed rooms not having the Company's services available for an extended period of time. Because a substantial majority of the Company's revenue is derived from video equipment installations, system unreliability could result in reduced revenue for the Company and dissatisfaction among hotels because of reduced commission revenue to the hotel and disruption of certain hotel operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Manufacturing."

DEPENDENCE ON LOCAL PARTNERS; INTERNATIONAL BUSINESS

  All of MagiNet's and Prodac's revenue is generated outside of the United States, subjecting the Company to a variety of risks that, individually or in the aggregate, may adversely affect the Company's business, financial prospects and results of operations. These risks include changes in political and economic conditions; the availability and reliability of local independent contractors for installation and maintenance services; differing legal and business practices, particularly in regard to interpretation and enforceability of contracts; changes in taxes, tariffs, freight rates and foreign exchange regulations; foreign currency fluctuations; censorship by governmental authorities or restrictions imposed by hotels and changes in the regulatory environment relating to the telecommunications and media industries in any of the Company's target markets. MagiNet and Prodac have each entered into joint ventures or similar arrangements in certain markets with local businesses and individuals believed by MagiNet or Prodac to be familiar with local laws, customs and practices and to be otherwise advantageous to the Company's business prospects in that market. The Company believes that its success in penetrating markets for its products depends in large part on its ability to maintain these relationships, to cultivate additional relationships and to cultivate alternative relationships if distribution channels change. Despite these efforts, there can be no assurance that the Company will be successful in avoiding or minimizing such risks or that such arrangements, if successful, will continue to provide significant benefits to the Company and will not expose the Company to potential liability as a consequence of actions taken by the Company's local joint venture partners.

  Most of the revenue of MagiNet and Prodac is denominated in foreign currencies. The Company has not historically attempted to reduce the risk of currency fluctuations by hedging except in certain limited circumstances. The Company may attempt to reduce these risks by hedging in the future. Changes in the exchange rates of foreign currencies or exchange controls may adversely affect the Company's results of operations. There can be no assurance that the Company's current or any future currency exchange strategy will be successful in avoiding exchange related losses or that any of the factors listed above will not have a material adverse effect on the Company's future international revenue and, consequently, on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON SUPPLIERS; SOLE SOURCES OF SUPPLY

  MagiNet currently subcontracts the manufacture of its systems, including head-ends, converters and remote controls. The Company's remote controls for the OCV-based systems are manufactured by one company in Hong Kong, the remote controls for the Guestserve-based systems are manufactured by one company in China and the Company's converters are manufactured by three companies, one in each of Taiwan, Japan and Singapore. The OCV-based head-ends are currently available solely from OCV, and the Guestserve-based head-ends are available solely from Guestserve. OCV is a majority-owned subsidiary of Ascent Entertainment Group, Inc., which has recently acquired the assets of SpectraVision, Inc. ("SpectraVision"), a competitor of the Company in the Pacific Rim. MagiNet believes that similar contract manufacturing can be obtained from other vendors, including those located in the Pacific Rim, although no assurance can be given that such manufacturing resources will continue to be available on reasonable terms, or at all. The Company will pursue such alternative manufacturing arrangements when and if it appears likely that significant cost savings or quality improvements can be achieved. At present, the Company has no plans for alternative sourcing of the system or major system sub-assemblies.

  Prodac manufactures its scheduled broadcast and on-demand systems at its manufacturing facility in Cologne, Germany. The manufacturing process involves the integration of Prodac-produced components with commercially-sourced parts such as modulators, video players, racks and wiring. Certain of these components are currently available from single or limited supply sources. Although Prodac has not experienced any difficulty obtaining such components to date, there can be no assurance that Prodac will not face shortages of one or more necessary components in the future. Any failure to obtain components on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. Prodac also relies on Philips N.V. ("Philips") to produce televisions incorporating the Prodac television control module ("TCM"). The arrangement with Philips is the only arrangement Prodac has established for the production of the TCM-equipped televisions that Prodac installs in hotels. Any disruption of the supply of components for the TCMs or disruption in Philips' manufacturing process could have a material adverse effect on the Company's business, financial condition and results of operations. See "Acquisition of Prodac."

  The Company has experienced delays in receiving converters for installations planned for the Guestserve-based systems, and these delays caused an approximately three to four month delay in installing certain hotels. Delays in receiving products could delay a large number of planned room installations. There can be no assurance that the Company will not face such difficulties or delays in the future. An inability of the Company to obtain sole-sourced or other components in a timely manner could significantly delay installations of systems, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any increase in cost to manufacture the system components from existing or alternative sources could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends upon the continued contributions of certain senior corporate managers and key employees, including those of Prodac, the loss of whose services could have a material adverse effect on the Company. The Company also depends on its continued ability to attract and retain other highly skilled and qualified personnel, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

COMPETITION

  MagiNet competes with a number of companies, including SpectraVision, Movielink Corporation Limited ("Movielink") and LodgeNet Entertainment Corporation ("LodgeNet"), that specialize in providing in-room video services. Certain of these competitors have greater financial, technical, sales and marketing resources to devote to the development, promotion and sale of their products, and may have longer operating histories, greater name recognition, and greater market acceptance for their products and services compared to those of the Company. SpectraVision was one of the earliest entrants into the hotel entertainment market, and has developed its GuestChoice technology, which allows guests to choose movies to watch on demand. Movielink, a privately-held Australian company, represents the Company's primary competition in the Pacific Rim. Movielink, which recently introduced an on-demand system, has a large base of free-to-guest systems in Australia and in Singapore and has a small number of installations in Hong Kong and Thailand. Although LodgeNet markets its systems primarily in the United States, LodgeNet has recently entered certain of the Company's markets.

  The Company also experiences separate competition in certain specific countries. For example, in Japan certain large international corporations, such as Toshiba Corporation, Pioneer Electronic Corp., Hitachi, Ltd., and Matsushita Electric Industrial Co., Ltd., which supply the Japanese hospitality industry with master antenna television systems, sometimes offer a scheduled broadcast, pay-per-view movie capability. In addition, Gosoh, Ltd. competes in Hong Kong with a scheduled broadcast, pay-per-view system. In Europe, the Company faces competition from EMI, VMS and Granada, and Granada has a supply agreement with Prodac pursuant to which Prodac must supply Granada with Prodac's on-demand systems. The Company may be precluded from competing in the United Kingdom and Ireland by a non-competition provision in an asset sale agreement executed by Prodac in connection with Prodac's sale of its U.K. operations to UKCEL, a division of Granada.

  The Company could also face competition in the future from existing and emerging cable, direct broadcast satellite and other communications companies providing entertainment and other in-room services to hotels and hotel guests. Certain of these potential competitors have greater financial, managerial and marketing resources than the Company. There can be no assurance that the Company will continue its current level of success in obtaining new contracts with hotels or that the Company will be able to retain contracts with the hotels it serves when those contracts expire. The loss of one or more of its major hotel chains could have a material adverse impact on the Company's business, financial condition and results of operations. As competition increases, the Company anticipates that system life cycles may shorten and hotel commissions may increase resulting in reduced operating margins for the Company.

  The Company's ability to compete successfully depends on many factors, including the success of competitors' systems and services, the ability to interface directly with hotel property management systems, the ability to provide appropriate programming for an international audience, obtaining leading hotel contracts and name recognition among hotels, the quality of its programming and services, the reliability of its systems, general economic conditions and protection of Company and third-party licensor products by effective utilization of intellectual property laws. In particular, competitive pressures from existing or new competitors who offer lower prices or other incentives or introduce new systems could result in price reductions which would adversely affect the Company's profitability. There can be no assurance that the Company's current or other new competitors will not develop enhancements to, or future generations of, competitive systems and services that offer superior price or performance features, that the Company will be able to compete successfully in the future or that the Company will not be required to incur substantial additional investment costs in connection with its development, marketing and customer service efforts in order to meet any competitive threat. The Company expects competition in its markets to intensify. See "Business--Competition."

RISK OF OBSOLESCENCE

  The markets for MagiNet's systems and services are characterized by changing technologies, varying customer requirements in different markets, significant new system designs, frequent new service introductions and changes in customer requirements. The Company believes that its future success will depend upon its ability to license technology on commercially acceptable terms and market services that meet changing user needs, to continue to enhance its systems and services and to develop and introduce in a timely manner new systems and services that take advantage of technological advances, keep pace with emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing, licensing and marketing, on a timely basis, new systems and services that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful installation and introduction of these systems or services, or that any such enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company's failure or inability to license new technology, adapt its systems and services to technological changes or to develop new products and services successfully would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the introduction or announcement of new systems and services by the Company or one or more of its competitors will not cause hotels to defer installation of systems or that the Company will successfully manage the transition from older systems to new or enhanced systems in order to minimize disruption in customer installations. Such deferment of installations or inability to manage the transition of installations could have a material adverse effect on the Company's business, financial condition and results of operations.

TECHNOLOGY AND PROPRIETARY RIGHTS

  MagiNet's success and ability to compete is dependent in part upon its own proprietary technology. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, software security measures, and nondisclosure agreements to protect its proprietary technology. There can be no assurance, however, that such protection will be adequate to deter misappropriation of or deter unauthorized third parties from copying aspects of, or otherwise obtaining and using, the Company's proprietary technology. Moreover, the Company licenses from OCV and Guestserve the right to install and operate on-demand video systems incorporating proprietary technology of such companies. If for any reason the Company's rights, under its Guestserve or OCV license agreements or otherwise, were to be successfully challenged by these or other companies, the Company's business, financial condition and results of operations could be materially adversely affected. As a result of the Company's acquisition of Prodac, the Company has obtained Prodac's technologies and technologies under development, including digital server technology related to Prodac's Videoquest product and Prodac's television-enabled personal computer technology. The laws of some foreign countries do not protect the Company's proprietary technology to the same extent as do the laws of the United States. There can be no assurance that third parties will not claim infringement by the Company with respect to Prodac's or MagiNet's proprietary technology. The loss or the inability of the Company to maintain any of the Company's licenses could result in delays or reductions in system installations until equivalent technology could be identified, tested, licensed, and integrated. Any such delays or reductions in installations would materially adversely affect the Company's business financial condition, and results of operations. Furthermore, there can be no assurance that any confidentiality agreements between the Company and its employees or any agreements with third parties will provide meaningful protection for the Company's proprietary information or the technology licensed from others in the event of any unauthorized use or disclosure of such proprietary information. A substantial amount of the Company's sales are in international markets, and the laws of the other countries may afford the Company little or no effective protection of its intellectual property or the intellectual property of its licensors.

  While MagiNet believes that its products and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communication from third parties asserting that the Company's products infringe, or may infringe, on the proprietary rights of third parties. The Company's trademark registration of the name "MagiNet" has been initially refused by the U.S. Patent and Trademark Office as likely to be confused with "ImagiNet," a mark for which a prior application was made, if "ImagiNet" is ultimately registered. The registration of ImagiNet is being opposed by three parties. In addition, the right to use the name "Prodac" in the United Kingdom was granted to UKCEL in connection with the sale by Prodac of its operations in the United Kingdom. Any infringement claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel and require the Company to develop non-infringing technology, enter into royalty or licensing agreements or cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Business--Technology and Proprietary Rights."

ENVIRONMENTAL REGULATION

  Prodac's facility in Cologne, Germany serves as an administrative and manufacturing facility and, as a result, may contain hazardous substances. Prodac is subject to a variety of environmental statutes and regulations relating to the use, storage, handling and disposal of certain hazardous substances used in the manufacturing and assembly of its products. The Company believes that Prodac is currently in compliance with all material environmental regulations in connection with its manufacturing operations. Any failure by Prodac to comply with present or future regulations could subject the Company and/or Prodac to the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Compliance with such regulations could require Prodac and/or the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure of Prodac to control the use, disposal, removal or storage of, or to adequately restrict or discharge of, or assist in the cleanup of hazardous or toxic substances, could subject the Company to significant liabilities. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations. See "Acquisition of Prodac."

CONTROL BY CURRENT STOCKHOLDERS

  MagiNet's officers, directors and principal stockholders and their affiliates, totaling 12 stockholders, will in the aggregate beneficially own approximately 46.1% of the Company's outstanding shares of Common Stock after the Offerings. As a result, these stockholders, acting together, would be able to effectively control most matters requiring approval by the stockholders of the Company, including the election of directors and any merger, consolidation or sale of all the Company's assets. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of shares by existing stockholders could adversely affect the prevailing market price of the Common Stock. Upon completion of the Offerings, approximately 5,505,000 shares of Common Stock, including the 5,500,000 shares offered hereby, will be eligible for immediate sale in the public market without restriction. Beginning 90 days after the date of this Prospectus, approximately 31,000 additional shares will become eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended. Beginning 180 days after the date of this Prospectus, approximately 9,100,000 additional shares subject to lock-up agreements will become available for sale in the public market. Of the approximately 9,100,000 shares that will become available for sale in the public market beginning 180 days after the date of this Prospectus, approximately 7,200,000 shares will be subject to certain volume limitations and other resale restrictions pursuant to Rule 144. Thereafter, approximately 3,500,000 shares held by existing stockholders will become eligible for sale at various times over a period of less than two years and could be sold earlier if the holders exercise registration rights. In addition, the shares of Common Stock to be issued in connection with the acquisition of Prodac will be subject to certain registration rights beginning one year after the closing of the Offerings. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR PUBLIC MARKET

  Prior to the Offerings, there has been no public market for MagiNet's Common Stock. There can be no assurance that an active trading market will develop and continue upon the completion of the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters, in conformity with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. As such, the initial public offering price is not necessarily related to the Company's net worth or any other established criteria of value and may not bear any relationship to the market price of the Common Stock following the completion of the Offerings. See "Underwriting."

MARKET VOLATILITY

  The market prices for securities of companies such as the Company have historically been highly volatile. Announcements of technological innovations or new products by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, and publicity regarding actual or potential results with respect to products under development by the Company or others may have a significant impact on the market price of the Common Stock. Further, it is likely that in some future quarters the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTITAKEOVER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  Certain provisions of MagiNet's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions eliminate the right of stockholders to act by written consent without a meeting and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company has no present plans to issue shares of Preferred Stock. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Additionally, the issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of the Common Stock. Such provisions could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock--Preferred Stock," "--Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws" and "--Effect of Delaware Antitakeover Statute."

DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate, substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. The Company is obligated to deliver to the shareholders of Prodac, following the closing of the Offerings, Common Stock of the Company with an aggregate value of DM 5 million based on a discount of 10% to the initial public offering price. The number of such shares to be issued in connection with the acquisition of Prodac will depend on applicable exchange rates on the date of the closing of the Offerings. Any increase in the value of the Deutsche Mark relative to the U.S. Dollar would cause the Company to issue additional shares of Common Stock, thereby resulting in additional dilution to existing shareholders. See "Dilution" and "Acquisition of Prodac."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock in the Offerings are estimated to be approximately $39,520,000 (approximately $45,658,000 if the U.S. Underwriters' and International Managers' over-allotment options are exercised in full) assuming an initial public offering price of $8.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

  The Company currently anticipates that approximately $13.1 million of the net proceeds of the Offerings will be used to pay the cash portion of the consideration for the acquisition of Prodac. The cash consideration of DM 20 million (plus interest at the rate of 6% per annum from November 6, 1996 through the date of the payment of the acquisition consideration) is payable in Deutsche Marks, however, and any increase in the value of the Deutsche Mark relative to the U.S. Dollar would increase the portion of the net proceeds of the Offerings used in connection with the Prodac acquisition. The balance of the net proceeds of the Offering will be used for system installations by the Company and Prodac, working capital and for general corporate purposes, including the possible repayment of future indebtedness, if any. The Board of Directors has broad discretion in determining how the net proceeds of the Offerings will be applied. In the event opportunities arise, net proceeds of the Offerings also may be used to acquire, in addition to Prodac, businesses, technologies or products that complement MagiNet's business. However, the Company is not currently in negotiations regarding any such acquisitions. Although the Company believes the net proceeds of the Offerings, together with its existing resources will be adequate to satisfy its capital needs until at least December 1997, the timing and amount of spending of such capital resources cannot be accurately determined at this time and will depend upon several factors, including the availability of acquisition candidates, installation costs, costs associated with penetrating new markets, competing technological and market developments and market acceptance and demand for the Company's products. See "Acquisition of Prodac" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. A note agreement entered in connection with the issuance of the Company's Senior Secured Notes due 2000 contains a restrictive covenant which limits the Company's ability to pay cash dividends or make stock repurchases. See Note 3 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1996 (a) the total capitalization of the Company, (b) the pro forma total capitalization to reflect (i) the reincorporation of the Company into Delaware, (ii) the conversion of all the Company's outstanding shares of Preferred Stock into 10,908,878 shares of Common Stock, which will occur automatically upon the closing of the Offerings, (iii) the filing, upon the closing of the Offerings, of the Company's Restated Certificate of Incorporation authorizing 5,000,000 shares of undesignated Preferred Stock and 45,000,000 shares of Common Stock and (iv) the net exercise of warrants to acquire up to an aggregate maximum of 3,704,840 shares of Common Stock and Preferred Stock into 1,158,918 shares of Common Stock in connection with the Offerings, at an assumed fair market value of $8.00 per share, and (c) the pro forma total capitalization adjusted to reflect (i) the sale by the Company of 5,500,000 shares of Common Stock in the Offerings at an assumed offering price of $8.00 per share and the application of the net proceeds therefrom assuming that the U.S. Underwriters' and International Managers' over-allotment options are not exercised, (ii) the assumed issuance of 455,373 shares of Common Stock in connection with the Company's acquisition of Prodac and (iii) an increase in long-term debt of $14,313,000 and an increase of $12,200,000 in accumulated deficit (decrease in total stockholders' equity) due to the completion of the Prodac acquisition and the estimated related charge for acquired in-process technology. See "Unaudited Pro Forma Condensed Combined Financial Statements." The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                      SEPTEMBER 30, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                 (IN THOUSANDS, EXCEPT SHARE
                                                            DATA)
Long-term debt(1).............................. $ 25,829  $ 25,829     $40,142
Stockholders' equity:
 Preferred Stock, no par value; 12,121,788
  shares authorized, 10,908,878 shares issued
  and outstanding, actual; $.001 par value,
  5,000,000 shares authorized, no shares issued
  and outstanding, pro forma and pro forma as
  adjusted.....................................   53,241       --          --
 Common Stock, no par value; 20,000,000 shares
  authorized, 507,872 shares issued and
  outstanding, actual; $.001 par value, and
  45,000,000 shares authorized, pro forma and
  pro forma as adjusted, 12,575,668 and
  18,531,041 shares issued and outstanding, pro
  forma and pro forma as adjusted,
  respectively(2)..............................      504        13          19
 Additional paid in capital....................      --     53,833      96,647
 Warrants to purchase Common Stock.............      101       --          --
 Deferred compensation.........................     (218)     (218)       (218)
 Accumulated deficit...........................  (37,008)  (37,008)    (49,208)
 Cumulative translation adjustment.............     (651)     (651)       (651)
                                                --------  --------     -------
  Total stockholders' equity...................   15,969    15,969      46,589
                                                --------  --------     -------
  Total capitalization......................... $ 41,798  $ 41,798     $86,731
                                                ========  ========     =======

--------
(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) Excludes an aggregate of 1,702,080 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1992 Key Personnel Stock Option Plan and 1992 Stock Option Plan as of September 30, 1996 at a weighted average exercise price of $2.17. Also excludes as of September 30, 1996 an additional 2,318,728 shares reserved for future issuance under the 1992 Key Personnel Stock Option Plan, the 1992 Stock Option Plan, the 1996 Director Stock Option Plan and the 1996 Employee Stock Purchase Plan. See "Management--Stock Plans" and Note 5 of Notes to Consolidated Financial Statements. Also excludes 40,000 shares of Common Stock issuable upon exercise of an outstanding warrant issued in connection with the Company's obtaining a commitment letter for up to $10 million of unsecured subordinated debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The pro forma net tangible book value (deficit) of the Company as of September 30, 1996, assuming the acquisition of Prodac on such date, was approximately $(3,305,000) or $(0.25) per share of Common Stock. Pro forma net tangible book value per share represents the Company's pro forma total tangible assets less total liabilities, divided by the number of outstanding shares of Common Stock then outstanding assuming (i) the conversion of all then outstanding Preferred Stock into Common Stock and the net exercise of certain warrants to acquire an aggregate of 3,704,840 shares of Common Stock into 1,158,918 shares of Common Stock and Preferred Stock assuming, for purposes of such net exercises, a fair market value of $8.00 per share of Common Stock and (ii) the issuance of 455,373 shares of Common Stock in connection with the Company's acquisition of Prodac. See "Unaudited Pro Forma Condensed Combined Financial Statements." Dilution per share represents the difference between the amount per share paid by investors in the Offerings and the net tangible book value per share after the Offerings. After giving effect to the sale of 5,500,000 shares in the Offerings (at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company), the Company's pro forma net tangible book value as of September 30, 1996 would have been $36,215,000 or $1.95 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.20 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.05 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share..................         $8.00
  Pro forma net tangible book value (deficit) per share as of
   September 30, 1996............................................ $(0.25)
  Increase in pro forma net tangible book value per share
   attributable to new investors.................................   2.20
                                                                  ------
Pro forma net tangible book value per share after offering.......          1.95
                                                                          -----
Dilution per share to new investors..............................         $6.05
                                                                          =====

  The following table summarizes, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, including Common Stock issuable upon the net exercise of warrants and the shares into which the outstanding Preferred Stock (including the Preferred Stock issuable upon net exercise of the warrants) will convert, and the shares issued in connection with the Company's acquisition of Prodac, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in the Offerings (at an assumed initial public offering price of $8.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ --------------------   PRICE
                                 NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 13,031,041   70.3% $ 56,789,000   56.3%   $4.36
New investors.................  5,500,000   29.7    44,000,000   43.7     8.00
                               ----------  -----  ------------  -----
  Total....................... 18,531,041  100.0% $100,789,000  100.0%
                               ==========  =====  ============  =====

  The foregoing computations assume no exercise of stock options after September 30, 1996, the issuance of 455,373 shares of Common Stock in connection with the Company's acquisition of Prodac and the net exercise of outstanding warrants to acquire up to an aggregate of 3,704,840 shares of Common Stock and Preferred Stock into 1,158,918 shares of Common Stock, assuming, for purposes of such net exercises, a fair market value of $8.00 per share of Common Stock. The foregoing net exercises are anticipated to occur upon either the effectiveness of the registration statement covering the Offerings, the closing of the Offerings, or the tenth business day following such closing as set forth in the applicable warrant agreement. As of September 30, 1996, there were outstanding options to purchase 1,702,080 shares of Common Stock under the Company's 1992 Key Personnel Stock Option Plan and 1992 Stock Option Plan at a weighted average price of $2.17 per share. At September 30, 1996, an additional 2,318,728 shares were reserved for issuance under the Company's 1992 Key Personnel Stock Option Plan, the Company's 1996 Director Stock Option Plan and the Company's 1996 Employee Stock Purchase Plan. After September 30, 1996, the Company issued a warrant to acquire 40,000 shares of Common Stock at an exercise price per share of $.01 in connection with obtaining a commitment letter for up to $10 million of unsecured subordinated debt. To the extent that any shares are issued upon exercise of options, warrants or rights that are presently outstanding or granted in the future, or reserved for future issuance under the Company's stock plans, there will be further dilution to new investors. The number of shares of Common Stock to be issued in connection with the acquisition of Prodac will depend on applicable currency exchange rates on the date of the Closing of the Offerings. Any increase in the value of the Deutsche Mark relative to the U.S. Dollar would cause the Company to issue additional shares of Common Stock, thereby resulting in additional dilution to new investors. See "Acquisition of Prodac," "Management--Stock Plans," "Description of Capital Stock" and Note 5 of Notes to Consolidated Financial Statements.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated statement of operations, cash flows and balance sheet data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995, are derived from the Consolidated Financial Statements of MagiNet Corporation and its subsidiaries, which financial statements have been audited by Ernst & Young LLP, independent auditors. The Consolidated Financial Statements as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, and the report thereon of Ernst & Young LLP, independent auditors, are included elsewhere in this Prospectus. The selected consolidated statement of operations, cash flows and balance sheet data set forth below for the nine months ended September 30, 1995 and 1996 were derived from unaudited consolidated financial statements, which are included elsewhere in this Prospectus, and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results for any future period. The selected consolidated financial and other data set forth below is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in the Prospectus. The Company has never declared or paid cash dividends on its capital stock. The pro forma financial information set forth below was derived from the Unaudited Pro Forma Condensed Combined Financial Statements, which are included elsewhere in this Prospectus.

                                                                                       NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                         -------------------------------------------------------   ------------------------------
                                                                   1995                             1996
                                                             -------------------             --------------------
                                                                          PRO                              PRO
                         1991    1992     1993      1994      ACTUAL    FORMA(1)    1995      ACTUAL    FORMA (2)
                         -----  -------  -------   -------   --------   --------   -------   --------   ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Revenue................ $ --   $   --   $   395   $ 2,342   $  8,689   $ 19,254   $ 5,655   $ 12,048   $ 23,941
 Direct costs...........   --       --       294     1,156      3,731      9,903     2,586      6,232     11,792
 Depreciation and
  amortization..........   --         2      171       957      3,682      9,936     2,564      4,747      9,366
 Operations expenses,
  selling, general and
  administrative........   149      514    1,961     7,170     11,528     13,806     7,808      8,455     10,729
 Research and
  development...........   --       665    1,320       856      1,247      1,525       890      1,599      1,809
                         -----  -------  -------   -------   --------   --------   -------   --------   --------
 Operating loss.........  (149)  (1,181)  (3,351)   (7,797)   (11,499)   (15,916)   (8,193)    (8,985)    (9,755)
 Interest expense and
  other, net............   --       (43)     (28)     (253)      (991)    (2,688)     (379)    (2,083)    (4,019)
                         -----  -------  -------   -------   --------   --------   -------   --------   --------
 Loss before income
  taxes and minority
  interest in net losses
  of consolidated
  subsidiaries..........  (149)  (1,224)  (3,379)   (8,050)   (12,490)   (18,604)   (8,572)   (11,068)   (13,774)
 Provision for income
  taxes.................   --       --       --        --        (554)      (680)     (423)      (681)    (1,123)
 Minority interest in
  net losses of
  consolidated
  subsidiaries..........   --       --       --        124        248        248       204        215        215
                         -----  -------  -------   -------   --------   --------   -------   --------   --------
 Net loss............... $(149) $(1,224) $(3,379)  $(7,926)  $(12,796)  $(19,036)  $(8,791)  $(11,534)  $(14,682)
                         =====  =======  =======   =======   ========   ========   =======   ========   ========
 Pro forma net loss per
  share(3)..............                                     $  (1.03)  $  (1.48)            $  (0.93)  $  (1.14)
                                                             ========   ========             ========   ========
 Shares used in
  computation of pro
  forma net loss per
  share(3)..............                                       12,392     12,847               12,407     12,862
CONSOLIDATED STATEMENT
 OF CASH FLOWS DATA:(4)
 Net cash used in
  operating activities..                 $(1,753)  $(6,137)  $ (7,619)             $(6,680)  $ (9,510)
 Net cash used in
  investing activities..                  (3,091)   (9,361)   (14,897)             (10,967)   (16,451)
 Net cash provided by
  financing activities..                   5,082    25,715     30,656               23,034     14,540
OTHER DATA:
 EBITDA (In
  thousands)(5)......... $(149) $(1,179) $(3,180)  $(6,840)  $ (7,817)  $ (5,980)  $(5,629)  $ (4,238)  $   (389)
 EBITDA margin..........   --       --      (805)%    (292)%      (90)%      (31)%    (100)%      (35)%       (2)%
 New rooms installed....   --       --     2,087    10,929     26,106     37,702    18,075     20,407     33,054
 Total rooms served(6)..   --       --     2,087    13,016     39,122     70,132    31,091     59,529    103,186
 Rooms in backlog(7)....   --       --       --     10,941     12,194               15,156     16,783     27,099
 Average monthly gross
  video revenue per
  room(4)...............   --       --       --    $ 32.39   $  29.18              $ 28.74   $  28.84

                                      DECEMBER 31,                             SEPTEMBER 30, 1996
                         -------------------------------------------  -------------------------------------
                         1991    1992     1993      1994      1995     ACTUAL   PRO FORMA(8) AS ADJUSTED(9)
                         -----  -------  -------  --------  --------  --------  ------------ --------------
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash, cash equivalents
  and short-term
  investments........... $   1  $    77  $   315  $ 10,961  $ 18,823  $  7,251    $  1,278      $ 40,798
 Working capital
  (deficit).............   (24)    (386)  (1,652)    7,751    14,542     4,857     (15,879)       23,641
 Total assets...........     2    1,458    4,711    23,999    46,540    49,484      74,424       113,944
 Long-term debt.........   125      349    1,400       --     24,900    25,829      40,142        40,142
 Accumulated deficit....  (149)  (1,373)  (4,752)  (12,678)  (25,474)  (37,008)    (49,208)      (49,208)
 Total stockholders'
  equity (net deficit)..  (149)     648    1,208    19,924    14,611    15,969       7,069        46,589

--------
(1) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of January 1, 1995. See "Acquisition of Prodac," the Unaudited Pro Forma Condensed Combined Financial Statements and Note 8 of Notes to Consolidated Financial Statements.
(2) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of January 1, 1996. See "Acquisition of Prodac," the Unaudited Pro Forma Condensed Combined Financial Statements and Note 8 of Notes to Consolidated Financial Statements.
(3) Reflects the assumed conversion of the Company's outstanding Preferred Stock into 10,908,878 shares of Common Stock upon the closing of the Offerings. See Note 1 of Notes to Consolidated Financial Statements for a discussion of the computation of net loss per share.
(4) Data not available on a pro forma basis.
(5) Indicates earnings (loss) before interest expense, income taxes, depreciation and amortization, and minority interest in net losses of consolidated subsidiaries and is not intended to represent an alternative to net income (as determined in accordance with generally accepted accounting principles) as a measure of performance. Management of the Company believes that EBITDA provides an additional perspective on the Company's operating results and its ability to service its long-term debt and fund its operations. The primary differences between EBITDA and net cash used in operating activities are that net cash used in operating activities includes interest expense, income tax expense, and changes in operating assets and liabilities, which items are excluded from EBITDA. See "Consolidated Statements of Cash Flows."

(6) Includes all rooms installed with Company-owned systems, except for pro forma total rooms served, which also includes Prodac systems. A charge relating to the acquisition of in-process technology of approximately $12.2 million is included in the pro forma balance sheet as a charge to retained earnings. The Company expects to record this charge in its financial results during the three month period ended December 31, 1996.

(7) Data not available on a pro forma basis as of December 31, 1995.
(8) Pro forma to give effect to the Company's acquisition of Prodac following the closing of the Offerings as if such acquisition had taken place as of September 30, 1996.

(9) Adjusted to reflect the net proceeds of the sale of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share and the application thereof. See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Since its inception in 1991, MagiNet has focused on developing its in-room on-demand video entertainment systems, signing contracts with hotels, installing systems and servicing its installed base of rooms. As of September 30, 1996, the Company had 59,529 rooms installed with its systems in 169 hotels and had an installation backlog of 16,783 rooms in 46 hotels. In addition, MagiNet has instituted a focused expansion plan that includes direct entry or acquisitions in attractive existing and new markets. The Company's revenue consists primarily of fees paid by guests for viewing MagiNet's on-demand video programming on a pay-per-view basis.

  On November 6, 1996, the Company entered into the Acquisition Agreement to acquire all of the outstanding shares of Prodac, which is headquartered in Cologne, Germany. Prodac develops, manufactures and installs scheduled broadcast and on-demand interactive video entertainment systems for use in hotels and also sells such systems to other in-room video service providers. Prior to 1991, Prodac exclusively sold its scheduled broadcast systems to distributors and hotels, and in 1991, began installing such systems in hotels under its own contracts. In 1994, Prodac introduced its Videoquest on-demand video system, and as of September 30, 1996, Prodac served 242 hotels with 43,657 installed rooms, including 5,891 rooms installed with on-demand video systems, and had an installation backlog of 10,316 rooms.

  The Company is actively developing, with its partners, several new in-room video services to be provided through its installed systems. These new interactive entertainment and information services include video games, casino-style gaming, financial news and advertising. In addition, MagiNet is exploring the possibility of providing other services, including in-room shopping, news and Internet access. MagiNet believes that these new services will appeal to a broader group of users than the traditional purchasers of in-room video entertainment and should increase monthly revenue per installed room.

  MagiNet operates according to a financial model similar to the cable television, cellular telephone and paging industries. Following an initial capital expenditure for system installation in hotels, the Company derives reasonably predictable, recurring revenue from system usage for the term of each hotel contract, which is on an exclusive basis typically for five-to-seven years. Since inception, the Company's capital costs associated with installed systems have averaged approximately $525 per room, including a video server in each hotel, in-room converter and remote control, upgrade of the hotel's master antenna television network, system installation costs, shipping, duties and taxes.

  Revenue generated from on-demand movies are dependent upon four factors at each hotel (i) the number of rooms in each hotel, (ii) the occupancy rate at the hotel, (iii) the "buy rate" or percentage of occupied rooms that buy movies and (iv) the price of the movie. Occupancy rates vary by hotel and region based on the hotel's competitive position within its marketplace, seasonal factors and general economic conditions. Buy rates generally reflect the hotel's guest mix profile, the popularity of the motion pictures available to the Company in each country and the availability of other entertainment alternatives. Buy rates also vary over time with general economic conditions.

  Costs and expenses include (i) direct costs such as royalties and fees paid for programming and licensed technology, hotel commissions, video materials, maintenance expenses and cost of equipment and systems sold, (ii) depreciation and amortization, (iii) operations activities such as purchasing, programming and headquarters technical support, (iv) selling, general and administrative expenses consisting of headquarters and foreign office expenses and (v) research and development of the Company's systems. The Company currently has systems installed in twelve countries, all outside of North America. The Company operates through subsidiary offices in ten countries and through representatives in two countries. In addition, MagiNet sells systems directly to hotel owners and to distributors in certain other countries. Costs and expenses other than direct costs are expected to grow at a slower rate than revenue as the Company spreads its overhead costs over a larger installed base of rooms. See Note 7 of Notes to Consolidated Financial Statements for financial information concerning foreign and domestic operations.

  The Company has incurred net losses since inception as a result of (i) costs associated with establishing its headquarters and foreign subsidiaries infrastructure, (ii) depreciation and amortization associated with its investment in installed systems and acquired technology licenses and (iii) research and development costs associated with the Company's systems. All of the Company's systems are installed outside of North America. To date, MagiNet has not experienced material foreign exchange transaction gains or losses but has $651,000 in accumulated translation losses, which are reflected in stockholders' equity as of September 30, 1996. A significant change in exchange rates could give rise to material translation or transaction gains or losses in the future.

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of revenue, items from the Company's consolidated statement of operations for the periods indicated.

                                                             NINE MONTHS
                                                                ENDED
                              YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                              ---------------------------   ----------------
                               1993      1994      1995      1995      1996
                              -------   -------   -------   -------   ------
Revenue......................     100%      100%      100%      100%     100%
Costs and expenses
 Direct costs................      74        49        43        46       52
 Depreciation and amortiza-
  tion.......................      43        41        42        45       39
 Operations expenses.........     118       123        36        38       13
 Selling, general and admin-
  istrative..................     379       183        97       100       58
 Research and development....     334        37        14        16       13
                              -------   -------   -------   -------   ------
  Total costs and expenses...     948%      433%      232%      245%     175%
                              -------   -------   -------   -------   ------
Operating loss...............    (848)     (333)     (132)     (145)     (75)
Interest income (expense),
 net.........................      (7)      (11)      (11)       (7)     (17)
Provision for income taxes...     --        --         (6)       (7)      (6)
Minority interest in net
 losses of consolidated
 subsidiaries................     --          5         3         4        2
                              -------   -------   -------   -------   ------
Net loss.....................    (855)%    (339)%    (146)%    (155)%    (96)%
                              =======   =======   =======   =======   ======
EBITDA.......................    (805)%    (292)%     (90)%    (100)%    (35)%
                              =======   =======   =======   =======   ======

NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

  The following table sets forth information regarding revenue, average monthly gross video revenue per room, average movie price, average movie buy rate, average hotel occupancy and installed base of rooms for the nine months ended September 30, 1995 and 1996.

                                            NINE MONTHS ENDED SEPTEMBER 30,
                                            ---------------------------------
                                                1995(1)          1996(1)
                                            ---------------  ----------------
Revenue....................................      $5,655,000       $12,048,000
Average monthly gross video revenue per
 room...................................... $         28.74  $          28.84
Average movie price........................ $         11.03  $          10.84
Average movie buy rate.....................            11.6%             12.1%
Average hotel occupancy....................              74%               73%
Installed base of rooms....................          31,091            59,529

--------
(1) Other than revenue and installed base of rooms, the numbers in this table were derived in part from information that is reported to the Company by hotels installed with the Company's systems. The Company believes that such information is accurate.

 Revenue Analysis

  During the nine months ended September 30, 1996, the Company installed its systems in an additional 20,407 hotel rooms, bringing the total number of installed rooms to 59,529. The Company's revenue for the first nine months of 1996 increased 113% to $12,048,000 compared to $5,655,000 for the same period in 1995. The increase was principally attributed to the increase in the number of rooms receiving one or more of the Company's services in 1996.

  Average monthly gross video revenue per room has increased slightly during the nine months ended September 30, 1996, compared to that of the same period in 1995, partially due to increased movie buy rates which are principally a result of installations in new countries and improved buy rates in certain existing countries, offset by lower buy rates in other existing countries, slightly lower occupancy rates and average movie prices. Average monthly gross video revenue per room is the product of buy rates, movie price, occupancy and the number of days in the month.

 Expense Analysis

  The following table sets forth information regarding the Company's costs and expenses for the nine months ended September 30, 1995 and 1996.

                                      NINE MONTHS ENDED SEPTEMBER 30,
                                  ---------------------------------------------
                                         1995                   1996
                                  ---------------------- ----------------------
                                                % OF                   % OF
                                   AMOUNT      REVENUE    AMOUNT      REVENUE
                                  ----------- ---------- ----------- ----------
                                  (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Costs and expenses
 Direct costs.................... $     2,586        46% $     6,232        52%
 Depreciation and amortization...       2,564        45        4,747        39
 Operations expenses.............       2,161        38        1,514        13
 Selling, general and
  administrative.................       5,647       100        6,941        58
 Research and development........         890        16        1,599        13
                                  -----------   -------  -----------   -------
Total costs and expenses......... $    13,848       245% $    21,033       175%
                                  ===========   =======  ===========   =======

  Direct costs. Direct costs increased by $3,646,000 for the first nine months of 1996 compared to the same period in 1995, and also increased as a percentage of revenue. These increases are principally due to increased maintenance expenses associated with repairing or replacing faulty equipment installed in hotel rooms during prior quarters and transitioning MagiNet's in-room converters and remote controls to higher quality devices. Although the failure rates experienced with this equipment have declined since the second quarter of 1996, there can be no assurance that the Company will not experience similar technical problems or equipment failures in the future, the occurrence of which could have a material adverse effect on the Company's results of operations. As a percentage of revenue, maintenance expenses have been partially offset by lower film royalties and licensing fees resulting from greater efficiencies achieved through expanded operations and direct management of film contracts. Prior to July 1995, the Company obtained substantially all of its programming through Comsat Corporation which charged the Company higher royalties and fees.

  Depreciation and amortization. Depreciation and amortization consists of depreciation of installed video systems, equipment and office furniture, and amortization of prepaid royalties related to licensed technologies. These expenses increased by $2,183,000 for the first nine months of 1996 compared to the same period in 1995 primarily as a result of additional video system installations in hotels. Depreciation and amortization expense represented a smaller percentage of revenue in 1996 as a result of lower cost of installed systems achieved in late 1995 and equipment and system sales in the 1996 period for which there was no depreciation expense. The lower installed costs were principally the result of using lower cost converters manufactured by a new supplier to the Company as well as lower average installation costs. The Company has taken a more direct role in managing hotel installation projects and performing certain installations using its own employees, resulting in lower costs and improved quality. In prior periods, most installations were performed by outside contractors.

  Operations expenses. Operations expenses decreased by $647,000 for the first nine months of 1996 compared to the same period in 1995 due to write-downs of certain video system equipment taken in the first nine months of 1995, partially offset by increased headquarters personnel expenses in 1996 necessary to provide programming services for expanded operations. Operations expenses, as a percentage of revenue, fell from 38% for the first nine months of 1995 to 13% for the same period in 1996 as the Company's investment in headquarters operational support was leveraged over a larger installed base of rooms.

  Selling, general and administrative. Selling, general and administrative expenses increased by $1,294,000 for the first nine months of 1996 compared to the same period in 1995 due primarily to significant increases in local country activities to support the Company's larger installed base of rooms and increases in headquarters administrative expenses to support expanded operations. A new office was opened in South Africa in 1996, and the offices in Israel and South Korea, which opened in 1995, were fully staffed in the 1996 period. Overall, employment in the Company's local country activities increased from 69 employees at September 30, 1995 to 114 employees at September 30, 1996. Headquarters administrative expenses in 1996 increased as a result of the hiring of new members of senior management and the expansion of the accounting and finance staff. Headquarters marketing expenses increased to support promotion and merchandising initiatives as well as to provide leadership for new product development. Selling, general and administrative expenses decreased as a percentage of revenue from 100% for the first nine months of 1995 to 58% for the same period in 1996. Selling, general and administrative expenses are expected to decline as a percentage of revenue in the future as a result of leveraging the Company's infrastructure over a larger installed base of rooms.

  Research and development. Research and development expenses increased by $709,000 for the first nine months of 1996 compared to the same period in 1995 due to increases in engineering personnel, materials and related expenses. Research and development expenses decreased as a percentage of revenue from 16% for the first nine months of 1995 to 13% for the same period in 1996. The new engineering personnel are focused on new product development and integration, enhancements to existing systems, including technology and products licensed from others, and quality improvements. All research and development personnel are located at the Company's headquarters.

  Interest income (expense), net. Interest expense, net increased by $1,704,000 for the first nine months of 1996 compared to the same period in 1995 as a result of the issuance in August 1995 of the Company's Senior Secured Notes due 2000 with an aggregate principal amount of $24.9 million.

  Provision for income taxes. The Company has not incurred U.S. federal or state income taxes. However, most of the Company's foreign subsidiaries and branches are required to withhold local country income taxes relating to payments of royalties and inter-company charges. As a result, a provision for local country income taxes is accrued at the time the royalty or inter-company charge is accrued. Following the utilization of the parent company's net operating loss carryforward, the parent company may offset the withheld local country income taxes against any U.S. federal income taxes payable. However, there can be no assurance that the parent company will be able to fully utilize its loss carryforwards or to offset U.S. federal income taxes payable by the withheld local country income taxes.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

 Revenue Analysis

  The following table sets forth information regarding revenue, average monthly gross video revenue per room, average movie price, average movie buy rate, average hotel occupancy and the installed base of rooms for the years ended December 31, 1994 and 1995. Certain of this information was not available for the year ended December 31, 1993, as the Company's limited number of installed rooms during that year did not provide a meaningful year-to-year comparison.

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                         1994(1)      1995(1)
                                                       -----------  -----------
Revenue............................................... $ 2,342,000  $ 8,689,000
Average monthly gross video revenue per room.......... $     32.39  $     29.18
Average movie price................................... $     11.74  $     10.96
Average movie buy rate................................        12.6%        11.7%
Average hotel occupancy...............................          72%          75%
Installed base of rooms...............................      13,016       39,122

--------
(1) Other than revenue and installed base of rooms, the numbers in this table were derived in part from information that is reported to the Company by hotels installed with the Company's systems. The Company believes that such information is accurate.

  The Company's revenue for the years ended December 31, 1995, 1994 and 1993 were $8,689,000, $2,342,000, and $395,000 respectively, representing year-to-year increases of 271% between 1994 and 1995 and 493% between 1993 and 1994. The growth of revenue in each of these periods is attributable to increases in the Company's installed base of rooms and rooms installed in the prior period generating revenue for a complete fiscal year. Prior to 1994, the Company had installed its systems only in Guam. Average monthly gross video revenue per room and average movie price declined between 1994 and 1995 principally as a result of a broader mix of hotels and countries served in 1995 compared to the small installed base of rooms in 1994. On an individual country basis, average monthly gross video revenue per room increased between 1994 and 1995 in all countries except Hong Kong and Taiwan, where the limited number of installed rooms in 1994 compared to 1995 do not permit a meaningful comparison. Buy rates in Guam declined from 12.3% in 1994 to 10.5% in 1995 although gross revenue per room increased slightly because occupancy rates increased in Guam. Average movie prices in U.S. dollars increased between 1994 and 1995 in all countries except Australia and Taiwan. Australian prices have since recovered. However, the overall average movie price declined as a result of increased installations in countries with lower average movie prices.

 Expense Analysis

  The following table sets forth information regarding the Company's costs and expenses for the years ended December 31, 1993, 1994 and 1995:

                                            YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                      1993           1994            1995
                                 -------------- --------------- ---------------
                                         % OF            % OF            % OF
                                 AMOUNT REVENUE AMOUNT  REVENUE AMOUNT  REVENUE
                                 ------ ------- ------- ------- ------- -------
                                     (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Costs and expenses
 Direct costs................... $  294    74%  $ 1,156    49%  $ 3,731    43%
 Depreciation and amortization..    171    43       957    41     3,682    42
 Operations expenses............    464   118     2,876   123     3,108    36
 Selling, general and
  administrative................  1,497   379     4,294   183     8,420    97
 Research and development.......  1,320   334       856    37     1,247    14
                                 ------   ---   -------   ---   -------   ---
Total costs and expenses........ $3,746   948%  $10,139   433%  $20,188   232%
                                 ======   ===   =======   ===   =======   ===

  Direct costs. Direct costs increased by $2,575,000 in 1995 compared to 1994 and by $862,000 in 1994 compared to 1993 due to the increase in installed rooms. Direct costs as a percentage of revenue declined from 74% in 1993 to 49% in 1994 and 43% in 1995 principally due to lower programming costs, particularly in the second half of 1995, and greater efficiencies achieved by servicing the increasingly larger installed base of rooms.

  Depreciation and amortization. Depreciation and amortization increased by $2,725,000 in 1995 compared to 1994, due primarily to depreciation of video systems and other property and equipment added in 1995 as well as 1994 installations that were depreciated for a full year in 1995. Such increases were substantially in line with revenue growth achieved by the Company as lower depreciation resulting from lower per-room installation costs was offset by increased depreciation on office furniture and equipment and computer equipment. Between 1993 and 1994, depreciation and amortization increased by $786,000 due primarily to depreciation of video systems and other property and equipment added in 1994 and 1993 installations that were depreciated for a full year in 1994.

  Operations expenses. Operations expenses increased by $232,000 in 1995 compared to 1994, but declined as a percentage of revenue from 123% to 36% year-to-year. The modest increase in spending was attributed to additional personnel in technical services and video programming, offset by a reduction in operations management personnel and lower materials expenses. Between 1993 and 1994, operations expenses increased by $2,412,000 as a result of the creation of an installation support department and increased spending in customer support services and video programming to support the expanded number of rooms installed during 1994. Operations headcount increased from five employees at December 31, 1993, to 13 employees at December 31, 1994, and to 15 employees at December 31, 1995. As a percentage of revenue, operations expenses rose from 118% in 1993 to 123% in 1994. Prior to 1994, installation support was performed by research and development personnel.

  Selling, general and administrative. Selling, general and administrative expenses increased by $4,126,000 in 1995 compared to 1994 due to significant spending increases in foreign offices that resulted from the creation of new offices in Israel and South Korea and continuing selling, general and administrative costs incurred for a full fiscal year by country offices that opened in 1994. Foreign office headcount increased from 31 employees at December 31, 1994 to 81 employees at December 31, 1995. Selling, general and administrative expenses as a percentage of revenue decreased from 183% in 1994 to 97% in 1995, as the Company leveraged its expenses over the larger installed base of rooms.

  Selling, general and administrative expenses increased by $2,797,000 from 1993 to 1994 due to the establishment of new offices in Australia, Hong Kong, Japan, New Zealand, Singapore, Taiwan and Thailand and an increase from seven to 12 employees in the Company's headquarters. Selling, general and administrative expenses as a percentage of revenue decreased from 379% in 1993 to 183% in 1994 as a result of economies of scale associated with an increasing installed base of rooms.

  Research and development. Research and development expenses increased by $391,000 in 1995 compared to 1994 due to increases in employee compensation and materials expenses. From December 1994 to December 1995, one additional employee was added to the department, but 1995 expenses reflect a full year of compensation expense for employees hired in 1994. Significant projects completed during 1995 included development of new versions of the Company's in-room converter and remote control unit and enhancing the system operating software and screens, including enhancements to support additional foreign languages.

  Research and development expenses decreased by $464,000 from 1993 to 1994, while engineering personnel increased from three employees to ten employees over the same period. The decrease in spending is the result of significant expenditures incurred in 1993 in connection with hiring outside contractors and consultants, which enabled the Company to complete the major portions of its development on the first generation of its proprietary room equipment and the conversion of licensed technology to meet local market conditions. In particular, the Company completed new versions of its in-room converter to allow installations in countries not using the video standard employed in the United States.

  Interest income (expense), net. Net interest expense increased by $738,000 in 1995 compared to 1994 and represented primarily interest accrued on $24.9 million of Senior Secured Notes due 2000, which the Company issued in August 1995. Between 1993 and 1994, net interest expense increased by $225,000 representing interest on bridge financing prior to the Company's issuance of Series C Preferred Stock in September 1994.

  Provision for Income Taxes. In 1995, the Company began accruing income tax expense relating principally to foreign withholding of taxes relating to inter-company charges for the provision of headquarters services and programming and system royalties due third parties. No provision for foreign or domestic income taxes was made during either 1994 or 1993.

SEASONALITY

  The Company's quarterly operating results are subject to fluctuation depending upon hotel occupancy and buy rates, and foreign currency exchange rates as well as other factors. Although the Company generally believes that such fluctuations are partially mitigated by operations in both the Northern and Southern Hemispheres as well as by the breadth of its operations across multiple economies, revenue per room has historically been lowest in the third quarter because a significant portion of MagiNet's installations are in tropical climates where occupancies are generally higher in the first and fourth quarters of the year and buy rates are typically lower in the third quarter of each year.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited consolidated financial information for the seven quarters ended September 30, 1996, as well as such data expressed as a percentage of the Company's total revenue for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future period.

                                                   QUARTER ENDED
                          ---------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                            1995      1995      1995      1995      1996      1996      1996
                          --------  --------  --------- --------  --------  --------  ---------
                                                   (IN THOUSANDS)
Revenue.................  $ 1,287   $ 2,015    $ 2,353  $ 3,034   $ 3,549   $ 4,374    $ 4,125
Costs and expenses
 Direct costs...........      700       987        899    1,145     1,827     2,027      2,378
 Depreciation and
  amortization..........      646       864      1,054    1,118     1,388     1,761      1,598
 Operations expenses....      665       548        948      947       468       548        498
 Selling, general and
  administrative........    1,524     2,039      2,084    2,773     2,074     2,578      2,289
 Research and
  development...........      314       257        319      357       421       516        662
                          -------   -------    -------  -------   -------   -------    -------
Total costs and
 expenses...............    3,849     4,695      5,304    6,340     6,178     7,430      7,425
                          -------   -------    -------  -------   -------   -------    -------
Operating loss..........   (2,562)   (2,680)    (2,951)  (3,306)   (2,629)   (3,056)    (3,300)
Interest income
 (expense), net.........       77       (73)      (383)    (612)     (667)     (715)      (701)
Provision for income
 taxes..................     (148)     (152)      (123)    (131)     (213)     (170)      (298)
Minority interest in net
 losses of consolidated
 subsidiaries...........       67        86         51       44        78        46         91
                          -------   -------    -------  -------   -------   -------    -------
Net loss................  $(2,566)  $(2,819)   $(3,406) $(4,005)  $(3,431)  $(3,895)   $(4,208)
                          =======   =======    =======  =======   =======   =======    =======
EBITDA..................  $(1,916)  $(1,816)   $(1,897) $(2,188)  $(1,241)  $(1,295)   $(1,702)

                                                   QUARTER ENDED
                          ----------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30,
                            1995     1995     1995      1995     1996     1996     1996
                          -------- -------- --------- -------- -------- -------- ---------
                                            (AS A PERCENTAGE OF REVENUE)
Revenue.................     100%     100%      100%     100%     100%     100%     100%
Costs and expenses
 Direct costs...........      55       49        38       38       52       46       58
 Depreciation and
  amortization..........      50       43        45       37       39       40       39
 Operations expenses....      52       27        40       31       13       13       12
 Selling, general and
  administrative........     118      101        89       91       58       59       55
 Research and
  development...........      24       13        14       12       12       12       16
                           -----    -----     -----    -----     ----     ----     ----
Total costs and
 expenses...............     299      233       226      209      174      170      180
                           -----    -----     -----    -----     ----     ----     ----
Operating loss..........    (199)    (133)     (126)    (109)     (74)     (70)     (80)
Interest income
 (expense), net.........       6       (4)      (16)     (20)     (19)     (16)     (17)
Provision for income
 taxes..................     (12)      (8)       (5)      (4)      (6)      (4)      (7)
Minority interest in net
 losses of consolidated
 subsidiaries...........       5        4         2        1        2        1        2
                           -----    -----     -----    -----     ----     ----     ----
Net loss................   (200)%   (141)%    (145)%   (132)%    (97)%    (89)%    (102)%
                           =====    =====     =====    =====     ====     ====     ====
EBITDA..................   (149)%    (90)%     (81)%    (72)%    (35)%    (30)%     (41)%
                           =====    =====     =====    =====     ====     ====     ====

 Revenue Analysis

  The following table sets forth, for each of the quarterly periods presented, information regarding revenue, average monthly gross video revenue per room, average movie price, average movie buy rate and average hotel occupancy, and the installed base of rooms at the end of each of the quarterly periods presented.

                                                  QUARTER ENDED(1)
                          ---------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                            1995      1995      1995      1995      1996      1996      1996
                          --------  --------  --------- --------  --------  --------  ---------
Revenue (in thousands)..  $ 1,287   $ 2,015    $ 2,353  $ 3,034   $ 3,549   $ 4,374    $4,125
Average monthly gross
 video revenue per
 room...................  $ 29.56   $ 30.16    $ 27.03  $ 30.08   $ 30.00   $ 29.24    $27.64
Average movie price.....  $ 11.16   $ 11.18    $ 10.83  $ 10.83   $ 10.83   $ 10.87    $10.83
Average movie buy rate..     11.6%     12.3%      11.0%    11.9%     12.0%     12.5%     11.7%
Average hotel
 occupancy..............       76%       72%        73%      75%       76%       71%       71%
Installed base of
 rooms..................   18,424    27,648     31,091   39,122    42,940    49,683    59,529

--------
(1) Other than revenue and installed base of rooms, the numbers in this table were derived in part from information that is reported to the Company by hotels installed with the Company's systems. The Company believes that such information is accurate.

  During the seven quarters ended September 30, 1996, the Company installed an average of 6,645 rooms per quarter, with installations varying principally upon the rate at which new contracts have been signed with hotels. In addition to gross video revenue, revenue in the quarter ended June 30, 1996 included the sale of one of the Company's video systems in the approximate amount of $550,000. Average monthly gross video revenue per room has remained relatively constant as improvements in certain countries have been offset by declines in others. Increases in buy rates in the first three quarters of 1996, compared to the first three quarters of 1995, have been offset by modest declines in average hotel occupancy and/or average movie price in these same periods. Generally, occupancies in the tropical climates, which represent the majority of the Company's current installed base of rooms, are lower during the summer quarters and higher in the first and fourth quarters, except during holidays. Buy rates have been a function of the quality of movies available, the quality of installed equipment, alternative entertainment available to guests and other factors.

  The U.S. dollar equivalent of foreign denominated average movie prices declined for the last two quarters of 1995 principally as a result of an increasing proportion of installed rooms in countries with lower average movie prices than historical averages and the strengthening U.S. dollar as foreign currency denominated prices in most countries have remained relatively constant. The Company is instituting a program of multiple price points for movies installed in each hotel in an effort to increase overall prices and revenue in each country.

 Expense Analysis

  Direct costs. Direct costs, as a percentage of revenue, declined in 1995, from 55% to 38%, before increasing to 52% in the first quarter of 1996. The decline was principally the result of reductions in programming costs and greater efficiencies achieved by servicing the increasingly larger installed base of rooms. Starting in the fourth quarter of 1995, the Company began to experience significant quality problems resulting in increased maintenance expenses for labor and materials to fix in-room equipment. Direct costs were 46% and 58% of revenue in the second and third quarters of 1996, respectively, reflecting increases in maintenance expense.

  Depreciation and amortization. The Company amortized a larger portion of prepaid royalties during the first quarter of 1995 reflecting minimum annual royalties required to maintain an exclusive technology license. Depreciation expense has trended downwards, as a percentage of revenue, over the last seven quarters, reflecting marginally lower installed costs of rooms during these periods and a system sale in the second quarter of 1996 for which there was no depreciation expense, partially offset by seasonally lower average monthly gross video revenue per room in the third quarters of 1995 and 1996.

  Operations expenses. Operations expenses, as a percentage of revenue, fluctuated from an average of 36% in 1995 to 13% in the first three quarters of 1996. The quarterly variances, as a percentage of revenue, are primarily attributed to reserves taken against video systems throughout 1995, and to a lesser extent, to other operations expenses spread over increased revenue.

  Selling, general and administrative. Selling, general and administrative expenses, as a percentage of revenue, declined from 118% in the first quarter of 1995 to 89% in the third quarter of 1995. These expenses, as a percentage of revenue, increased slightly to 91% in the fourth quarter of 1995 before decreasing to 58%, 59% and 55% in the first three quarters of 1996. The decreases as a percentage of revenue are primarily attributed to subsidiary and headquarters expenses spread over a larger revenue base.

  Research and development. Research and development expenses declined, as a percentage of revenue, from 24% in the first quarter of 1995 to 13% and 14% in the second and third quarters of 1995. The decrease, as a percentage of revenue, between the first and second quarter of 1995 is attributed to a combination of increased revenue and a decrease in research and development spending. Research and development, as a percentage of revenue, has stayed relatively constant over the four quarters ended September 30, 1996 as increases in research and development expenses were proportional to revenue increases.

ACQUISITION OF PRODAC

  Prodac operates under a financial model similar to MagiNet, installing its systems with minimal cost to the hotels pursuant to exclusive contracts, and charging guests for usage of the system. Prodac's systems include a head-end computer and video storage module, a television with an integrated television control module ("TCM") and a hand-held remote control. Commencing in 1995, Prodac has generally provided television systems as part of its installations in larger hotels. Since inception, Prodac's cost per installed room has averaged approximately $530.

  Prodac's revenue is generated primarily from (i) fees paid by guests for viewing Prodac's scheduled broadcast and on-demand video programming, (ii) the sale of video systems to other in-room video service providers and (iii) the provision of programming services to purchasers of Prodac video systems. For the nine months ended September 30, 1996, Prodac generated revenue of $12.9 million, of which approximately $7.0 million related to in-room movie viewing, $4.0 million related to sales of video systems and $1.9 million related to programming and other services. Total costs and expenses include (i) direct costs such as royalties and fees paid for programming, hotel commissions, video materials, maintenance expenses and cost of equipment and systems sold,
(ii) depreciation and amortization and (iii) operations, selling, research and development and general and administrative expenses.

  In connection with the Prodac acquisition, the Company expects to recognize a charge relating to the acquisition of certain in-process research and development technology totalling approximately $12.2 million, which represents the fair value of such technology as determined by an independent appraisal firm. The acquired in-process research and development technology consists of three separate identified development projects, a digital file server intended to replace Prodac's current scheduled broadcast system, a super digital file server intended to replace Prodac's current Videoquest on-demand system and PC/TV, which will offer new services currently unavailable with Prodac's current product offerings.

  Prodac's digital file server development effort is presently focused on developing hardware architecture and specifying software functionality to provide a cost-effective entry into the small hotel market by offering better price performance than the current scheduled broadcast system. The development effort for the super digital file server is similar to that for Prodac's digital file server but the super digital file server is intended to replace Videoquest systems in the large hotel market. If Prodac's development effort is successful, the super digital file server system will offer greater interactivity and viewing quality than the Videoquest system. Along with video revenues, it is intended that these systems will also be able to provide other services and entertainment products to hotel guests, including video games, in-room casino gaming and database information systems. With its PC/TV development project, Prodac is attempting to define the communication and computing architecture required for delivery of Internet-based information and entertainment products. The ultimate commercial viability and acceptance of PC/TV is predicated upon the assumption that business travelers are increasingly heavy users of computing and communications services. The estimated cost associated with the remaining development effort for these three projects is approximately $1.4 million, which the Company expects to incur principally during 1997. These costs are estimated to be incurred primarily in 1997 and 1998. Significant development hurdles still exist for each of the development projects. The Company currently anticipates that both the digital file server and PC/TV products will be commercially viable in 1997 and that the super digital file server will be commercially viable in 1998. Once available, the Company plans to introduce these products to new Prodac customers and then to existing Prodac customers as their contracts are renewed. The cost of converting existing Prodac customers to the new products will not be significant when compared to the initial installation costs. It is anticipated that, beginning in 1998, the Company could achieve significant revenues from these products if they are successfully completed. The Company has no present plans to install Prodac's new technology in the Pacific Rim market for either current installations or for new installations.

  Prodac has recorded cumulative net losses of approximately $5.1 million since its inception, including a net loss of approximately $1.2 million for the nine months ended September 30, 1996. Prodac's operations in the United Kingdom produced a net loss of $228,000 for the nine months ended September 30, 1996. In October 1996, Prodac sold its United Kingdom operating assets to UKCEL. In connection with the sale of its United Kingdom operating assets, Prodac entered into a supply agreement to supply its Videoquest on-demand system to UKCEL for a period of three years.

  Prodac has financed its installed base of equipment principally through lease financing. To date, substantially all of Prodac's installed systems have been sold to one of several leasing companies and leased back to Prodac for a period of five years or less. The primary leasing company is affiliated with Philips N.V., from whom Prodac acquires televisions incorporating its TCMs. In accordance with United States generally accepted accounting principles, such leases have been accounted for as financing leases and the principal amount of the lease liability is reflected in the Prodac consolidated balance sheet as long-term debt. Such debt has been collateralized by various obligations of the two principals of Prodac aggregating approximately $5 million. In connection with the acquisition of Prodac, MagiNet will provide substitute collateral for such loans. The equipment financed by such leases is reflected as video systems on the Prodac consolidated balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has financed its operations and funded its capital expenditure requirements primarily through private issuances of Preferred Stock, bank lines of credit, debt securities and capital equipment leases. From inception through September 30, 1996, the Company raised an aggregate of $53.2 million from the sale of Preferred Stock, net of related expenses. In August 1995, the Company issued its Senior Secured Notes due 2000 (the "Notes") with an aggregate principal amount of $24.9 million to New York Life Insurance Company, Mutual Life Insurance Company of New York and two other investors. The Notes currently bear interest at an annual rate of 11.5%, subject to certain adjustments. In connection with the issuance of the Notes, the Company also issued to the purchasers of such Notes warrants to acquire up to an aggregate of 1,422,857 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustments of the number of shares and exercise price as set forth in the applicable warrants. The Notes are secured by a pledge of the stock of each of the Company's subsidiaries. During 1996, the Company failed to comply with certain financial covenants of the Notes, although the Company obtained from the holders of the Notes amendments of the covenants in exchange for warrants to acquire up to an aggregate of 200,000 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustments of the exercise price as set forth in the applicable warrants. Failure of the Company to comply with the covenants, or in the event of non-compliance, to obtain an amendment of the covenants, could result in acceleration of the maturity of the Company's borrowings, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  The continued expansion of the Company's business will require significant capital investments to finance the installation of equipment in hotel rooms. Historically, cash flow generated from the Company's operations has not been sufficient to fund the costs associated with expanding the Company's business. In addition to the proceeds of the Offerings, the Company has obtained a binding commitment letter from a lender pursuant to which the Company may borrow up to $10 million on an unsecured subordinated basis at a 12% annual interest rate. In the event the Company borrows such funds, it will be required to issue the lender warrants to acquire up to 1,333,333 shares of Common Stock at an exercise price of $7.50, exercisable over seven years. As consideration for such commitment letter, the Company is obligated to pay $350,000 and issue a warrant to purchase 40,000 shares of its Common Stock at an exercise price of $.01 per share, exercisable over seven years. The Company believes that the net proceeds from the Offerings and such committed unsecured subordinated debt financing, together with cash flow from operations, will be sufficient to support the Company's focused expansion plans and capital expenditures as well as working capital requirements until at least December 1997. Thereafter, if cash generated from operations is insufficient to satisfy the Company's capital requirements, the Company may be required to raise additional funds. No assurance can be given that additional financing will be available or that, if available, such financing could be obtained by the Company on terms favorable to the Company and its stockholders. If the Company cannot obtain sufficient funds to support installations of rooms, the Company may have to reduce the rate of room installations. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to the Company's stockholders will result.

  The Company used cash from operating activities totaling $9,510,000 for the nine months ended September 30, 1996, $7,619,000 in 1995, $6,137,000 in 1994,
and $1,753,000 in 1993. The increased use of cash in 1995 as compared to 1994 and 1993 was primarily attributable to expansion into new geographic markets and the expansion of its headquarters and local country offices. The Company used $15,697,000 for the nine months ended September 30, 1996, $14,477,000 in 1995, $8,932,000 in 1994 and $3,091,000 in 1993 to fund capital expenditures, consisting principally of video systems for hotels. For the nine months ended September 30, 1996, financing activities provided $14,540,000. Financing activities provided $30,656,000, $25,715,000 and $5,082,000 for 1995, 1994 and
1993, respectively.

                                   BUSINESS

  The following Business section contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

THE COMPANY

  MagiNet is the leading supplier of on-demand interactive video entertainment and information services to the hospitality industry outside of North America. The Company installs integrated video systems that allow hotel guests to order pay-per-view movies on-demand. MagiNet has recently expanded these systems into entertainment and information gateways that offer an increasingly varied range of services, such as on-demand billing summaries, express checkout, personalized messaging, guest surveys and room service ordering. To date, the Company's principal on-demand video entertainment services have provided a reasonably predictable stream of recurring revenue during the term of its exclusive five-to-seven year contract. The Company expects to implement additional revenue enhancing services such as in-room casino-style gaming, advertising, video games, financial news, Internet access and in-room shopping in selected markets beginning in 1997. To date, the Company has focused principally on leading hotels in the Pacific Rim, which has been experiencing a higher rate of economic expansion and hotel construction than any other region in the world. The Company currently has operations and installations in Thailand, Australia, Japan, Taiwan, Guam/Saipan, Hong Kong, Singapore, South Korea, South Africa, Israel, New Zealand and France, and plans to expand its presence in the Pacific Rim, Europe, the Middle East and Africa. MagiNet began installing its systems in 1993 and as of September 30, 1996 served 59,529 rooms in 169 hotels with an additional 16,783 rooms in backlog.

  Beginning in early 1996, the Company added several key members to its management team, including its current Chief Executive Officer and Chief Operating Officer, both having over twenty years of experience in the hospitality industry. This management team further defined the Company's strategy to expand its installed room base by (i) leveraging its strong market position to obtain contracts with other leading hotels, (ii) penetrating existing or new target markets, directly or through acquisition and (iii) offering services to mid-market hotels in target regions. In addition, this management team was influential in establishing strategic relationships with Bloomberg for information and news television programming and InterGame for in-room casino-style gaming.

  On November 6, 1996, the Company entered into the Acquisition Agreement to acquire Prodac, which substantially expands the Company's geographic scope and immediately establishes the Company as a leading provider of in-room entertainment services in Europe, the world's largest hotel market. As of September 30, 1996, Prodac served 43,657 rooms in 242 hotels in Europe with an additional 10,316 rooms in backlog. See "Acquisition of Prodac."

INDUSTRY BACKGROUND

 Pacific Rim Hospitality Industry

  The Pacific Rim has recently been experiencing a higher rate of economic expansion and hotel construction than any other region in the world. As the number of business and leisure travelers visiting the region has grown, most of the leading hotel chains including Accor, Choice International, Conrad, Hilton International, Holiday Inn Worldwide, Hyatt International, Marriott, Regent/Four Seasons, Shangri-La, Sheraton, Southern Pacific Hotel Corporation and Westin have focused their efforts on expanding in the Pacific Rim. The growth in business and leisure travel has contributed to occupancy rates and average daily room rates higher than those in the United States. In addition, there has been a significant expansion of mid-market hotels, which offer less expensive rooms and fewer services than leading hotels. It is estimated that in 1996 the travel and tourism industry in the Pacific Rim will employ 169 million people and will generate $944 billion of personal, business and government expenditures, capital investment, both public and private, net exports and government operating expenditures to support travellers and travel service providers, and is projected to employ 280 million people and generate $2.1 trillion in 2006.

 European Hospitality Industry

  Europe represents the largest hotel market in the world. Between 1985 and 1994, room growth in Europe outpaced growth in North America. Hotels in Europe tend to be smaller and older in comparison to the city-center hotels found in many Pacific Rim business centers. Nevertheless, in Europe there are approximately 1.1 million rooms in the Company's target market of hotels with 100 or more rooms. Europe's major hotel chains include Accor, Forte Hotels, Hilton International, Holiday Inns, Novotel and Sheraton International.

 Video Entertainment and Information Services

  Leading hotels throughout the Pacific Rim and Europe have become increasingly focused on providing the same high caliber of guest amenities typically found in leading hotels in the United States including on-demand video entertainment and information services. Mid-market hotels are also increasingly providing on-demand video entertainment and information services as guests in these hotels are becoming accustomed to such hotel amenities.

  Video entertainment services first appeared in the U.S. hospitality industry over 20 years ago. Originally, "free-to-guest" video entertainment was provided by broadcasting a limited selection of movies to every room in a hotel on fixed schedules for a fee paid by the hotel. In the 1980s, a new service was developed that offered a limited selection of movies available at scheduled intervals on a pay-per-view basis, transferring the expense of the offerings to hotel guests and generally providing hotel operators with a commission based on revenue from these pay-per-view services. Typically, four to eight movies would be offered, each of which would be shown once every two to four hours.

  The subsequent development of on-demand video technology enabled providers of in-room services to offer scheduling flexibility to guests for movie viewing on a pay-per-view basis. The convenience of on-demand video technology increased average buy rates significantly, increased revenue and related hotel commissions and made on-demand video entertainment the leading segment of the hotel interactive video market. Technological advances have allowed providers of video entertainment and information services to offer other interactive services to hotels and hotel guests, including room billing summaries, express checkout, personalized messaging, interactive guest surveys and room service ordering. New guest pay services such as in-room video games, shopping, advertising, news, Internet access and casino-style gaming are under development in order to provide new amenities to guests and offer additional revenue sources per installation to the system providers and hotels.

  Today, free-to-guest services and on-demand video entertainment services have become standard amenities offered by most U.S. hotels serving all but the budget hotel market. Leading hotels internationally are now adopting new interactive video technologies. Hotels in the Pacific Rim are installing new on-demand video entertainment and information systems at a rapid rate, and the new international hotels being constructed in this region are expected to install the most current on-demand systems available. In Europe, interactive video systems have been installed in only a few leading hotels, and a number of major hotel chains are beginning to convert to interactive video technology. Some leading hotels in South Africa and Israel have free-to-guest systems, and a number of these hotels are now converting to the Company's in-room interactive on-demand video systems. The remainder of the rooms in Africa and the Middle East are largely unpenetrated.

  The Company targets high-growth markets outside of North America. The following table illustrates the size and the growth of the Company's target markets:

   REGION                         TOTAL MARKET(1)      HOTELS WITH 100+ ROOMS(2)
   ------                    ------------------------- -----------------------------
                             # OF ROOMS 9-YEAR CAGR(3)  # OF ROOMS      # OF HOTELS
                             ---------- -------------- --------------  -------------
   Pacific Rim.............  1,700,000       7.1%             670,000          2,412
   Europe..................  5,500,000       4.0%           1,108,000          5,637
   Middle East and Africa..    600,000       3.9%             288,000          1,272

  --------
  (1) Hotel Magazine, May 1996. Includes all travel accommodations.
  (2) Central hotel database, Reed Travel Group, a division of Reed Elsevier,
      Inc.
  (3) Compound Annual Growth Rate, 1985-1994.

MAGINET'S OPPORTUNITIES

  MagiNet provides in-room interactive video entertainment and information services to leading business and resort hotels located in underpenetrated and underserved international markets. The Company installs integrated video systems that allow hotel guests to order pay-per-view movies on demand. MagiNet has recently expanded these systems into entertainment and information gateways that offer an increasingly varied range of services, such as on-demand billing summaries, express checkout, personalized messaging, guest surveys and room service ordering. The Company expects to implement additional revenue-enhancing services such as in-room casino-style gaming, advertising, video games, financial news, Internet access and in-room shopping in selected markets beginning in 1997. The Company believes that by continuing to partner with leading international hotels in each of its targeted markets and subsequently focusing on mid-market hotels in these markets, it can further exploit its leadership position.

STRATEGY

  The Company's objective is to be the leading provider of in-room video entertainment and information services to hotels in its target international markets. Key elements of the Company's strategy to achieve this objective are as follows:

  Expand Installed Base of Rooms. The Company, which already has the largest number of installed on-demand video rooms in the Pacific Rim believes there is a significant opportunity to expand its installed base of rooms in the underpenetrated Pacific Rim, European and other target international markets through the following three-pronged approach:

  . Leverage industry leading position. The Company has entered into anchor contracts with leading hotels in each of its target markets and leverages the success of these installations to encourage installations in competing hotels in those markets. The Company intends to continue to capitalize on its strong market position by aggressively marketing the breadth of its programming, new interactive entertainment and information services and high-level of local customer service to leading business and resort hotels in the Company's target international markets.

  . Penetrate target markets directly or through acquisition. The Company has instituted a focused expansion plan that includes direct entry or acquisition in attractive existing and new markets. Historically, the Company has entered target markets in the Pacific Rim, Africa, and the Middle East directly. Prior to acquiring Prodac, the Company had installed a limited number of rooms in France and determined that acquiring Prodac represented an attractive opportunity to establish an immediate leading position in Europe. The Company intends to continue to evaluate potential acquisitions in order to further penetrate its target markets.

  . Offer services to mid-market hotel sector. Mid-market hotels, which have lower room rates and fewer services than leading hotels, represent an opportunity for the Company to expand its installed base of rooms in its target markets by leveraging the reputation it has established with leading hotels. To date, penetration of on-demand video systems in mid-market hotels has been limited. The Company believes that mid-market hotels represent an attractive additional source of revenue.

  Implement New Interactive Entertainment and Information Revenue Sources. The Company's current system provides a full range of interactive video entertainment and information services including movies, on-demand billing summaries, express check-out services, personalized messaging, guest surveys and room service ordering. Currently, the Company is in the process of enabling hotels to further maximize guest revenue and differentiate hotel services by offering new interactive entertainment and information services, including in-room casino-style gaming, video advertising, video games, financial news, Internet access and in-room shopping. The Company believes that these new services will appeal to a broader group of users than the traditional purchaser of in-room videos and will serve to increase revenue per installed room.

  Increase Revenue Per Room by Effectively Merchandising Available
Services. The Company is promoting the MagiNet brand name and awareness of the Company's product and service offerings. A key element to the Company's marketing strategy is to work closely with hotels to develop an effective campaign for increasing the use of video-based services. These strategies include in-room advertising and entertainment packages that highlight the Company's services and feature films. The Company also assists hotels in marketing hotel services to their guests through the Company's systems.

  Employ Cost-Effective, Proven Technology. The Company seeks to minimize technology risk and rapidly incorporate technological enhancements by licensing and purchasing cost-effective, leading-edge equipment and software in addition to developing equipment and software in-house. Currently, the Company utilizes the successful on-demand video technologies developed by OCV and Guestserve. The Company has also developed its own proprietary technology that enables its systems to operate with a number of different television standards that exist in its target markets and to increase functionality and reduce the cost of existing systems. The Company is continuously evaluating new technologies to enable the provision of a wide variety of services at a cost-effective price. For example, the Company is evaluating the use of digital server technology to increase system capacity and allow for the provision of additional interactive services.

  Utilize Relationships with Local Partners. To facilitate the marketing, installation and maintenance of the Company's systems in certain of its markets, the Company has entered into joint ventures or similar arrangements with local businesses and individuals believed by the Company to be familiar with local customs and practices and to be otherwise advantageous to the Company's business prospects in such markets. The Company has established such joint ventures in South Korea, Taiwan and Thailand and expects to establish further ventures with local partners as and when the need and opportunity arise.

  Establish Strategic Relationships. The Company establishes strategic relationships to facilitate the introduction of new interactive entertainment and information services. The Company has signed a license agreement with InterGame, Ltd. to provide in-room casino-style gaming in certain countries where such services are permitted. The Company has also entered into an agreement with Bloomberg L.P. to distribute Bloomberg Information Television, a 24-hour financial news program, to hotels in the Pacific Rim, Europe, South Africa and Israel.

PRODUCTS AND SERVICES

 Current Products and Services

  To date, MagiNet has focused primarily on providing in-room on-demand video entertainment systems. The Company has recently expanded its systems into entertainment and information gateways that offer an increasingly varied range of services to hotel guests.

  On-Demand Video. The Company's video entertainment and information systems consist of a microprocessor controlling the converter and the television in each room, a handheld remote control and a central

"head-end" video storage unit and system computer located elsewhere in the hotel. The in-room unit may be integrated within, or located behind, the television. These systems allow each hotel guest to use the remote control to choose, at their own convenience, from a large selection of pay-per-view major motion pictures (including new releases), independent motion pictures for adult audiences, as well as free-to-guest broadcast, cable or satellite programming. Generally, guests can choose from approximately 30 to 60 video titles on-demand, depending on the size of the hotel and the capacity of the installed system.

  Hotel Video Information Services. Pursuant to contracts with each individual hotel, the Company currently offers a variety of interactive information services, including on-demand billing summaries, express check-out services, personalized messaging, interactive guest surveys and room service ordering, as well as information screens to enable hotels to promote their facilities. The Company provides these hotel services in selected languages as appropriate for the hotel market. The Company also provides equipment and interfaces to enable hotels to offer information services such as on-line airline schedules and weather reports. These services allow the hotel to increase the productivity of its staff by automating certain hotel services that would otherwise require additional personnel.

 Future Products and Services

  The Company intends to begin implementation of a number of interactive entertainment and information services beginning in 1997 in selected markets in hotels using MagiNet systems. MagiNet believes these services will further differentiate the Company from competitors and enhance revenue per installed room.

  In-room Casino-style Gaming. The Company has an exclusive, worldwide license from InterGame, Ltd. to provide its casino-style gaming for use in the hospitality industry. The hotel guest will be charged through standard credit card verification, and the Company will receive a share of the net guest losses. The initial market for this service will be certain hotels in the Pacific Rim, and if successful the Company intends to offer this service to hotels in countries where it is permitted by local law. The Company will enter into arrangements with local gaming authorities as necessary.

  Advertising. The Company has developed its "yellow page" style iLook advertising directory for guests in hotels utilizing the Company's systems. The Company expects to initiate this service in Thailand in early 1997 and later identify local partners to assist the Company in soliciting advertisers for the system in other markets. The Company is currently working with a marketing partner in Thailand to assist with this product offering and believes that an agreement with such a partner can be reached on terms favorable to the Company. There can be no assurances that such a partnership will be established on favorable terms, if at all. The Company expects restaurants, travel agencies, airlines, hotels in other destinations, and local stores and general services, which an international traveler may desire, to subscribe for this service. The Company has also developed the Welcome Channel, currently being tested in Australia. The Welcome Channel has been designed to accommodate 30-second commercials as well as Hollywood-studio movie previews, corporate identity advertising and hotel promotions.

  Financial News and Information. MagiNet has entered into an agreement with Bloomberg L.P. ("Bloomberg") to distribute Bloomberg Information Television, a 24-hour financial news program, to hotels in the Pacific Rim, Europe, South Africa and Israel. The hotel providing this service to its guests will pay the Company a monthly per-room charge to receive this service, and MagiNet and Bloomberg will share in the revenue received from the hotels. This service will be provided on a free-to-guest basis.

  Other. The Company has under development or under discussion with potential partners the provision of video games, in-room shopping and Internet access to hotel guests.

ON-DEMAND VIDEO PROGRAMMING

  The Company obtains first-run motion pictures and other programming through distribution agreements with the authorized distributors of the major movie studios in the United States (including Columbia, HBO, MGM,

Miramax, Paramount, TriStar, Twentieth Century Fox, United Artists and Universal) and other countries, along with other studios and movie production companies. The Company prepares monthly line-ups for video titles, arranges the ordering and duplication of those titles and changes actual video cassettes for new movies monthly. In recent months, the Company has been successful in acquiring major theatrical films from European sources, enhancing its capability to serve various hotel clientele. The Company obtains French, German, Japanese, Chinese, Thai and Korean language programming from distributors in those countries, and plans to establish similar arrangements with additional local suppliers.

  The Company has separate distribution agreements in place with major film distributors. The distribution agreements relating to first-run motion pictures generally provide for a specified license period and percentage of revenue of each motion picture, with the studio receiving a percentage generally ranging from 30% to 45% of the Company's gross revenue from a major motion picture. For recently released motion pictures, the Company typically obtains rights to exhibit the picture in a specific country after the motion picture has been released in theaters in that country, but prior to its release to the video rental market or exhibition on cable television in that country.

  In addition to first-run motion pictures, most of the Company's installations also offer programming independent of the major motion picture studios originating in the United States, Europe and the Pacific Rim, including titles considered appropriate for adult audiences only. Access to such titles may be blocked from either the front desk or in-room remote control. The Company typically obtains such programming for a one-time fee, with no ongoing royalty obligation. Such films provide higher operating margins because of the relatively low acquisition cost. For the nine months ended September 30, 1996, such programming accounted for approximately 64% of the Company's revenue.

INSTALLED BASE AND BACKLOG

  MagiNet's installed base consists of rooms installed in hotels that have signed exclusive five-to-seven year contracts for the Company to provide hotel guests with MagiNet's interactive entertainment and information services. The Company's backlog consists of rooms not yet installed with the Company's systems at hotels that have signed such contracts or, in Japan, have signed a memorandum of understanding. The Company does not include in backlog the rooms in individual hotels within hotel chains that have signed master contracts with the Company until the Company executes a contract with an individual hotel in that chain.

  The Company's installed base of rooms and backlog as of September 30, 1996 are set forth below:

                                            ROOMS INSTALLED        BACKLOG
                                           ------------------ ------------------
   COUNTRY                                 ROOMS  # OF HOTELS ROOMS  # OF HOTELS
   -------                                 ------ ----------- ------ -----------
   Australia..............................  7,935      33      2,906       9
   France.................................    384       1         --      --
   Guam/Saipan............................  4,310      14         --      --
   Hong Kong..............................  4,635       9      1,049       2
   Israel.................................  3,090      11      2,326       5
   Japan..................................  6,732      18      1,987       6
   New Zealand............................  1,794       7        275       1
   The Philippines........................     --      --      1,767       4
   Singapore..............................  3,115       6      1,578       2
   South Africa...........................  4,603      17      2,183      11
   South Korea............................  5,916      11      1,015       3
   Taiwan.................................  5,132      13        332       1
   Thailand............................... 11,883      29      1,365       2
                                           ------     ---     ------     ---
   Total.................................. 59,529     169     16,783      46
                                           ======     ===     ======     ===

SALES, DISTRIBUTION AND MARKETING

  The Company currently targets leading hotels generally in excess of 100 rooms in the Pacific Rim, Europe, the Middle East and Africa. The Company markets its system as requiring no capital investment by the hotel and then pays the hotel a monthly commission based on gross revenue derived from its interactive video entertainment and information services. Except in smaller markets, where the Company utilizes local distributors or representatives, the Company markets its products through controlled subsidiaries located in each market and generally uses its own personnel to supervise installation and provide maintenance services. The Company currently maintains offices and personnel in the metropolitan areas of Auckland, Bangkok, Hong Kong, Johannesburg, Seoul, Singapore, Sydney, Taipei, Tel Aviv and Tokyo. The Company's worldwide headquarters in Sunnyvale, California provides strategic direction, management, finance and accounting, and research and development, as well as support for the local offices in programming, marketing, sales, installations and maintenance.

  The Company provides service for its installed systems. Pursuant to an exclusive five-to-seven year contract, the Company installs at its own cost its system in the hotel and retains ownership of, and responsibility for, all equipment utilized in providing interactive entertainment and information services. Traditionally, the hotel provides and owns the televisions. The Company undertakes a significant investment when it installs its system in a hotel, sometimes requiring significant changes to be made to the hotel's master antenna television system. The Company's contract with each hotel provides that the Company will be the exclusive provider of interactive entertainment and information services to hotel guests and generally permits the Company to set the price for each pay-per-view event. The hotels collect viewing charges from their guests and retain a commission equal to a percentage of the total pay-per-view revenue. Some contracts also require the Company to upgrade its system to the extent that new technologies and features are introduced during the term of the contract. Based upon contracts entered into as of September 30, 1996, contracts for approximately 5% of the Company's installed rooms expire on or before December 31, 1998, 17% of the Company's installed rooms expire during 1999 and 24% of the Company's installed rooms expire during 2000.

  The Company has signed master contracts with Hyatt International-Asia Pacific Limited, Hyatt International (Europe Africa Middle East) Ltd., Shangri-La and the Southern Pacific Hotel Corporation. These master contracts establish the Company as a preferred vendor of certain of MagiNet's interactive entertainment and information systems and services without guaranteeing any commitments from individual hotels within the chain. The Company must sign agreements with individual hotels within the chain to install its systems in such hotels. The Company also has individual hotel contracts with other hotels within recognized chains with which the Company does not have master contracts such as the Hilton International, Inter-Continental, Mandarin Oriental, Marriott, Okura, Regent/Four Seasons, Sheraton and Westin.

  The Company is currently developing additional marketing strategies and obtaining and analyzing market data to promote the MagiNet brand name and the awareness of the Company's product and service offerings. A key element of the Company's marketing strategy is to work closely with the hotels to develop an effective campaign for increasing the use of video-based services. These strategies include in-room advertising and entertainment packages that highlight the Company's services and feature films. The Company also assists the hotels in marketing hotel services to their guests through the Company's systems.

REGIONAL AND STRATEGIC RELATIONSHIPS

 Local Partners

  The Company's markets reflect a variety of different business cultures and legal environments. To facilitate the marketing, installation and maintenance of the Company's systems in certain of its markets, the Company has entered into joint ventures or similar arrangements with local businesses and individuals believed by the Company to be familiar with local customs and practices and to be otherwise advantageous to the Company's business prospects in such markets. The Company has established such joint ventures in South Korea, Taiwan and Thailand, and expects to establish further ventures with local partners as and when the need and opportunity arise.

  In Australia, Hong Kong, Israel, Japan, New Zealand, Singapore and South Africa, the Company operates through its local country subsidiaries and provides sales, installation, service and maintenance through its own local employees and independent contractors. The Company believes that the existing familiarity its local employees and independent contractors have with the business cultures of these countries will enable the Company to further penetrate these markets successfully without the assistance of a joint venture or similar arrangement.

 Distributors and Representatives

  The Company installs and services hotels in Guam and Saipan through one distributor and one representative. In addition, the Company has retained a distributor to install and service the Company's Guestserve-based systems in Malaysia, Singapore, Indonesia and Brunei. The representative installs and services systems owned by the Company, in exchange for a monthly fee and a percentage of revenue. The distributors purchase, install and service the systems and pay the Company a royalty based on rooms installed or revenue.

 Strategic Relationships

  On Command Video. Pursuant to a Technology License Agreement dated April 15, 1992 (the "OCV License"), OCV has granted the Company an exclusive, transferable license in 30 countries outside North America to manufacture, modify, market and sell products incorporating OCV's proprietary technology. Following an initial term of 10 years, the OCV License is automatically renewable for an indefinite number of five-year periods. Although the Company is not required to use OCV technology, it is currently incorporated into most of the Company's installed systems. Pursuant to the OCV License, the Company pays OCV royalties based on the Company's revenue derived from OCV patented technology. The Company has paid OCV, in advance, a license fee that is credited against its future royalty obligation under the OCV License. These prepaid royalties are expected to be fully amortized before December 1996, at which time the Company will begin to incur a monthly cash payment in order to fulfill its continuing royalty obligations to OCV.

  Guestserve. Pursuant to a Technology License Agreement dated December 20, 1995 (the "Guestserve License"), Guestserve has granted the Company a transferable license to manufacture, modify, market and sell products incorporating Guestserve's technology in all countries outside of North America. The Guestserve License is exclusive for the hospitality industry and non-exclusive for apartments serviced by hospitality providers. Following an initial term of 10 years, the Guestserve License is automatically renewable for an indefinite number of five-year periods. Guestserve has granted the Company a license to future technological improvements along with the right to purchase hardware on favorable terms, and the Company has granted Guestserve a license to all technological improvements to the Guestserve system engineered by the Company. Pursuant to the Guestserve License, the Company pays Guestserve royalties, payable in installments upon the Company's acceptance of specified Guestserve technology and on a per-room basis. The royalties are capped and payable over a seven-year period.

  InterGame, Ltd. The Company has entered into an agreement (the "InterGame Agreement"), effective as of July 8, 1996, with InterGame, Ltd. ("InterGame"), a company engaged in designing, implementing and operating electronic video gaming programs for use with interactive PC and other platform-based systems. Pursuant to the InterGame Agreement, InterGame will deliver its network systems and software to MagiNet, develop an interface for the system to operate on MagiNet's interactive video systems, and grant to MagiNet an exclusive worldwide license to provide in-room casino-style gaming in hotels, as permitted by law. The Company will bear the capital costs of the equipment necessary to deliver the gaming services, and net revenue from the operation of the system (after certain payments are made) is to be divided between the Company and InterGame. MagiNet has exclusivity for the hospitality industry with respect to the technology, provided certain installation milestones are achieved. The InterGame Agreement will remain in force until July 8, 2001, and thereafter is automatically renewable for an indefinite number of one-year periods. To the extent the Company engages third parties to assist the Company in installing and operating the casino-style gaming systems, the Company may share with such parties a percentage of the revenue from the system.

  Bloomberg. The Company has entered into an agreement dated as of October 3, 1996 with Bloomberg to distribute Bloomberg Information Television, a 24-hour financial news program, to hotels in the Pacific Rim, Europe, South Africa and Israel. The Company will sell the service to the hotels for a monthly per-room fee to be divided between the Company and Bloomberg. Pursuant to this agreement, MagiNet will provide the Bloomberg service on a free-to-guest basis. MagiNet may, subject to the consent of Bloomberg, offer to install a Bloomberg terminal in a hotel's business center or a concierge floor, subject to certain conditions.

MANUFACTURING

  Although under its technology agreements with OCV and Guestserve, the Company has the right to manufacture the components and sub-assemblies of its systems, the Company currently subcontracts the manufacture of such systems including head-ends, converters and remote controls. The Company's remote controls for the OCV-based systems are manufactured by one company in Hong Kong, the remote controls for the Guestserve-based systems are manufactured by one company in China and the Company's converters are manufactured by three companies, one in each of Taiwan, Japan and Singapore. The OCV-based head-ends are currently available solely from OCV, and the Guestserve-based head-ends are available solely from Guestserve. OCV is a majority-owned subsidiary of Ascent Entertainment Group, Inc., which recently acquired the assets of SpectraVision, a competitor of the Company in the Pacific Rim. MagiNet believes that similar contract manufacturing can be obtained from other vendors, including those located in the Pacific Rim, although no assurance can be given that such manufacturing resources will continue to be available on reasonable terms, or at all. The Company will pursue such alternative manufacturing arrangements when and if it appears likely that significant cost savings or quality improvements can be achieved. At present, the Company has no plans for alternative sourcing of its systems or major system sub-assemblies.

  The Company has experienced delays in receiving converters for installations planned for the Guestserve-based systems, and these delays caused an approximately three-to-four month delay in installing certain hotels. Delays in receiving products could delay a large number of planned room installations. There can be no assurance that the Company will not face such difficulties or delays in the future. An inability of the Company to obtain sole-sourced or other components in a timely manner could significantly delay installations of systems, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any increase in cost to manufacture the system components from existing or alternative sources could have a material adverse effect on the Company's business, financial condition and results of operations.

MAINTENANCE AND SUPPORT

  The Company believes that high quality and consistent systems support and maintenance are essential to competitive success in its industry. As of September 30, 1996, the Company's installation and service organization consisted of 49 installation and service personnel in 11 countries. The Company emphasizes the use of Company-employed installation and service personnel but also uses Company-supervised subcontractors in areas where there is not a sufficient concentration of systems to warrant a full-time installation and service representative. Currently, the Company's in-house service organization is responsible for a substantial majority of the Company's installed base of rooms. Installation and service personnel are responsible for systems maintenance and distribution and collection of video cassettes. In addition, the Company's installation employees prepare site surveys to determine the type of equipment to be installed at each particular hotel, install the Company's systems or supervise third-party installers, train the hotel staff and perform quality auditing in each country.

  MagiNet receives on-line data daily through modem connections to its systems, enabling the Company to track the status of all of its installed systems. The on-line diagnostic capability of the Company's systems enable

MagiNet to identify and resolve a number of the reported system malfunctions from the Company's service control center without visiting the hotel property. When a service visit is required, the modular design of the Company's systems permits installation and service personnel to replace defective components at the hotel site. The Company generally maintains a fully-trained technical support staff in each country, which is available on a 24 hour-a-day basis. The Company also maintains a toll-free technical support line at its headquarters, used by country service personnel.

COMPETITION

  The Company competes with a number of companies that specialize in providing in-room video services, and such competitors may have greater financial, technical, sales and marketing resources to devote to the development, promotion and sale of their products, and may have longer operating histories, greater name recognition and greater market acceptance for their products and services compared to those of the Company. The Company could also face competition in the future from existing and emerging cable, direct broadcast satellite and other communications companies providing entertainment and other in-room services to hotels and hotel guests.

  The Company's primary competitors in the on-demand video systems market are SpectraVision, Movielink and LodgeNet. SpectraVision was one of the earliest entrants into the hotel entertainment market, and has developed its GuestChoice technology, which allows guests to choose movies to watch on demand. The Company believes that SpectraVision has approximately 8,000 rooms installed with on-demand video systems outside of North America. Movielink, a privately-held Australian company, represents the Company's primary competition in the Pacific Rim. Movielink, which recently introduced an on-demand system, has a large base of free-to-guest customers in Australia and in Singapore and has a small number of installations in Hong Kong and Thailand. The Company estimates that Movielink has approximately 10,000 rooms installed with on-demand video systems. Although LodgeNet markets its systems primarily in the United States, it has recently entered certain of the Company's markets.

  The Company also experiences separate competition in certain specific countries. For example, in Japan certain large international corporations, such as Toshiba Corporation, Pioneer Electronic Corp., Hitachi, Ltd. and Matsushita Electric Industrial Co., Ltd., which supply the Japanese hospitality industry with master antenna television systems, sometimes offer a scheduled broadcast, pay-per-view movie capability. In addition, Gosoh, Ltd. competes in Hong Kong with a scheduled broadcast, pay-per-view system.

  In Europe, the Company faces competition from EMI, VMS and Granada. Granada has a supply agreement with Prodac pursuant to which Prodac must supply Granada with Prodac's on-demand video systems. The Company may be precluded from competing in the United Kingdom and Ireland by a non-competition provision in an asset sale agreement executed by Prodac in connection with Prodac's sale of its U.K. operations to UKCEL, a division of Granada.

  The Company's ability to compete successfully depends on many factors, including the success of competitors' systems and services, the ability to interface directly with hotel property management systems, the ability to provide appropriate programming for an international audience, the ability to obtain leading hotel contracts and name recognition among hotels, the quality of its programming and services, the reliability of its systems, general economic conditions and protection of Company and third-party licensor products by effective utilization of intellectual property laws. In particular, competitive pressures from existing or new competitors who offer lower prices or other incentives or introduce new systems could result in price reductions which would adversely affect the Company's profitability. There can be no assurance that the Company's current or other new competitors will not develop enhancements to, or future generations of, competitive systems and services that offer superior price or performance features, that the Company will be able to compete successfully in the future or that the Company will not be required to incur substantial additional investment costs in connection with its development, marketing and customer service efforts in order to meet any competitive threat. The Company expects competition in its markets to intensify.

TECHNOLOGY AND PROPRIETARY RIGHTS

  The patents to the basic architecture of the Company's system are held by the Company's licensors in the United States and corresponding patent applications for the OCV technology have been filed in Japan, the United Kingdom and under the European Patent Cooperation Treaty. The Company has engineered further improvements to the system to increase its cost-efficiency and flexibility. Hardware enhancements to the system include engineering new single-channel modulators, compatibility with television standards in other countries, and a universal television controller/interface to reduce the need for custom interfaces. The Company has also designed equipment to be compatible with the eight different television standards, frequency plans and AC voltage requirements for each of the countries served. Software enhancements include foreign language prompts and menus, hotel information services and hotel maintenance programs, as well as simplified systems configuration and management. OCV has incorporated certain of the Company's enhancements in its system installations in the United States.

  MagiNet's success and ability to compete is dependent in part upon its own proprietary technology. The Company relies primarily on a combination of patent, copyright and trademark laws, trade secrets, software security measures and nondisclosure agreements to protect its proprietary technology. There can be no assurance, however, that such protection will be adequate to deter misappropriation of or deter unauthorized third parties from copying aspects of, or otherwise obtaining and using, the Company's proprietary technology. Moreover, the Company licenses from OCV and Guestserve the right to install and operate on-demand video systems incorporating proprietary technology of such companies. If for any reason the Company's rights, under its Guestserve or OCV license agreements or otherwise, were to be successfully challenged by these or other companies, the Company's business, financial condition and results of operations could be materially adversely affected. As a result of the acquisition of Prodac, the Company has obtained Prodac's technologies and technologies under development including digital server technology related to Prodac's Videoquest product and Prodac's television-enabled personal computer technology, all of which will become part of the Company's proprietary rights. The laws of some foreign countries do not protect the Company's proprietary technology to the same extent as do the laws of the United States. There can be no assurance that third parties will not claim infringement by the Company with respect to Prodac's or MagiNet's proprietary technology. The loss or the inability of the Company to maintain any of the Company's licenses could result in delays or reductions in system installations until equivalent technology could be identified, tested, licensed and integrated. Any such delays or reductions in installations would materially adversely affect the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that any confidentiality agreements between the Company and its employees or any agreements with third parties will provide meaningful protection for the Company's proprietary information or the technology licensed from others in the event of any unauthorized use or disclosure of such proprietary information. A substantial amount of the Company's sales are in international markets, and the laws of the other countries may afford the Company little or no effective protection of its intellectual property or the intellectual property of its licensors.

  While MagiNet believes that its products and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communication from third parties asserting that the Company's products infringe, or may infringe, on the proprietary rights of third parties. The Company's trademark registration of the name "MagiNet" has been initially refused by the U.S. Patent and Trademark Office as likely to be confused with "ImagiNet," a mark for which a prior application was made, if "ImagiNet" is ultimately registered. The registration of ImagiNet is being opposed by three parties. In addition, the right to use the name "Prodac" in the United Kingdom was transferred to UKCEL in connection with the sale by Prodac of its operation in the United Kingdom. Any infringement claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel and require the Company to develop non-infringing technology, enter into royalty or licensing agreements or cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

EMPLOYEES

  As of September 30, 1996, the Company had 178 employees, of which 114 were located in offices in the Company's local markets. The Company believes its relationships with its employees are good.

FACILITIES

  The Company's administrative, sales, marketing and product development headquarters are located in Sunnyvale, California, where the Company leases approximately 28,000 square feet under a lease expiring in March 1997. The Company anticipates that it will be necessary to obtain a larger facility upon the termination of its headquarters lease but believes that suitable additional or substitute facilities will be available in the future as needed on commercially reasonable terms. The Company also leases office space in the metropolitan areas of Bangkok, Hong Kong, Johannesburg, Seoul, Singapore, Sydney, Taipei, Tel Aviv and Tokyo.

                             ACQUISITION OF PRODAC

BUSINESS OF PRODAC

  Prodac is one of the leading suppliers of video entertainment and information services in Europe. Prodac develops, manufactures and installs proprietary on-demand video and scheduled broadcast systems which allow guests to order and view movies and which provide other interactive services. As of September 30, 1996, Prodac served 242 hotels with approximately 43,657 rooms, the majority of which were located in Germany, and had a contracted backlog of 10,316 rooms. Approximately 87% of Prodac's installations and 70% of its backlog were scheduled broadcast, and the balance of installations and backlog represented installations and backlog of Prodac's Videoquest on-demand system.

  The Company believes that the acquisition of Prodac will provide important competitive and strategic advantages. The Prodac acquisition will substantially expand the geographic scope of the Company's operations and establish the Company as an industry leader in Europe. The Company intends to leverage Prodac's relationships with leading hotels to expand the Company's installed base of rooms. The increase in the Company's installed base of rooms may also further the Company's ability to acquire programming on more favorable terms. In addition, Prodac has developed and implemented a proprietary on-demand video system technology, which the Company intends to evaluate for use in its systems.

  Prodac develops, manufactures and installs a scheduled broadcast system as well as its proprietary Videoquest on-demand system. Prodac's systems consist of a TCM integrated into the television set, a hand-held remote and a central "head-end" video storage unit. The scheduled systems provide up to eight movies available at scheduled intervals for a daily flat fee. Prodac's Videoquest on-demand video system allows hotel guests to choose, at their convenience, from a selection of up to 16 movies. In addition, Prodac's systems offer video and informational services such as guest checkout, in-room billing, room service, mini-bar charging and room status. The OCV and Guestserve systems currently installed by the Company are not compatible with Prodac's scheduled broadcast or on-demand systems. Accordingly, additional development resources will be required to provide either the Company's existing or new products over Prodac's systems.

  Prodac manufactures its video equipment at its facility in Cologne, Germany. The manufacturing process involves the integration of Prodac-produced components with commercially-sourced parts such as modulators, video players, racks and wiring. Certain of these components are currently available from single or limited supply sources. Prodac estimates that it would require three to six months to find and integrate suitable alternative components in the event existing sources proved to be unavailable. Although Prodac has not experienced any difficulty obtaining such components to date, there can be no assurance that Prodac will not face shortages of one or more necessary components in the future. Any failure to obtain components on a timely basis could delay shipments of Prodac's equipment and could have a material adverse effect on the Company's business, financial condition and results of operations. Prodac believes that its maximum production capacity under its two shift system is approximately 30 systems per month.

  For the last four years, Prodac has had a manufacturing relationship with Philips N.V. pursuant to which Philips integrates Prodac's TCM into Philips television sets. Philips delivers the integrated television sets either directly to the hotel for installation or to Prodac. In addition, Philips' leasing subsidiary has provided a significant portion of Prodac's equipment lease financing. The arrangement with Philips is the only arrangement Prodac has established for the production of the TCM-equipped televisions that Prodac sells to hotels. Any disruption of the supply of components for the TCMs or disruption in Philips' manufacturing process could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition to installing its systems in hotels, Prodac sells its video systems and components to other in-room video service providers and occasionally enters into film supply agreements with hotels and hotel chains. In connection with the sale of its United Kingdom operating assets, Prodac entered into a supply agreement to supply its Videoquest system to UKCEL and licensed certain software to UKCEL. Pursuant to the supply agreement, Prodac agreed to supply such quantities of Prodac's Videoquest system as UKCEL may order from time to time for a period of three years and to supply parts for a period of seven years thereafter.

  Prodac obtains first-run motion pictures and other programming through a distribution agreement with the authorized distributor of certain major movie studios in the United States, including MGM, United Artists and Universal, in addition to other independent studios and movie production companies. Prodac prepares monthly line-ups for video titles at its hotels, arranges the ordering and duplication of those titles and changes actual video cassettes for new movies monthly. Prodac obtains English, French, German, Greek and Spanish language programming. Typically, Prodac broadcasts movies in English and the language of the country in which the hotel is located.

  The distribution agreements relating to first-run motion pictures generally provide for a specified license period and percentage of revenue of each motion picture, with the studio receiving a percentage generally ranging from 30% to 45% of Prodac's gross revenue from such motion picture. In addition to first-run motion pictures, all of Prodac's installations also offer programming independent of the major movie studios, including titles considered appropriate for adult audiences only. Such programming is typically obtained for a comparatively small flat-rate fee based on the number of rooms served. For the nine months ended September 30, 1996, such independent programming accounted for approximately 46% of Prodac's total revenues, which includes revenues generated from film rentals, system sales and film programming arrangements.

  Prodac targets leading hotels generally in excess of 100 rooms in Europe. As of September 30, 1996, Prodac had room installations in Albania, Austria, Belgium, France, Germany, Greece, Luxembourg, the Netherlands and Spain. A substantial majority of Prodac's rooms are located in Germany. Prodac's installed base of rooms consists of rooms installed in hotels that have signed exclusive contracts with Prodac for a fixed term of five to ten years, with the typical contract providing for a seven year term. Based upon contracts entered into as of September 30, 1996, contracts for approximately 7% of Prodac's installed base of rooms expire on or before December 31, 1997, 5% of the Company's installed rooms expire during 1998, 7% during 1999 and 7% during 2000.

  Prodac has also entered master hotel agreements with certain large hotel chains in Europe, including Dorint AG, Maritim Hotel GmbH and Novotel Hoteltriebs GmbH. These master contracts establish Prodac as a preferred vendor of Prodac's scheduled broadcast or Videoquest entertainment systems without guaranteeing any commitments from individual hotels within the chain. Prodac must sign agreements with individual hotels within the chain to install its systems in such hotels. Prodac also has individual contracts within recognized chains with which it does not have master contracts, including Holiday Inns, Hotel Sofitel and Ramada.

  Prodac manufactures, sells, markets and installs its products directly through most of Europe using Prodac personnel. In Austria, Prodac operates through a wholly-owned subsidiary. Hotel employees or local maintenance contractors specifically trained by Prodac perform routine maintenance and repairs. Because Prodac's TCM is integrated with the television set, local maintenance personnel are able to remove the module, when necessary, and return it to Prodac's Cologne manufacturing facility for repairs.

  As of September 30, 1996, Prodac had 97 employees, 35 of which served in operations, 9 of which served in engineering, 25 of which served in sales, marketing and administrative positions and 28 of which served in manufacturing positions. Prodac's employees have established a workers' council, which represents the employees for purposes of negotiating certain terms and conditions of employment and which has certain rights of co-determination with regard to management policy, in particular with regard to personnel issues. In addition, certain of Prodac's employees may be members of trade unions. Although Prodac has not experienced any labor problems to date and believes its relations with employees to be good, any future failure to reach agreements with its employees or their representatives could result in a work stoppage at Prodac, which could have a material adverse effect on the Company's business, financial condition and results of operations. Under applicable German law, in the event Prodac were to effect significant operational changes in its business, including significant reductions in employment, it would be required to implement an "equalization of interest" and social plan designed to compensate dislocated employees. Although the Company has no current plan to implement any such operational changes at Prodac, if Prodac were required to pay substantial amounts in connection with such a plan, including in connection with its integration with the Company, such payments could have an adverse effect on the Company's business, financial condition and results of operations.

  Prodac's administrative, sales, marketing and product development headquarters are located in Cologne, Germany, where Prodac leases approximately 41,010 square feet under a lease expiring in December 2008. The lessor of such space is a civil law partnership consisting of the two shareholders of Prodac and their wives. See "Certain Transactions." Prodac also leases space in Milton Keynes, England under a real property lease expiring in 2001. The annual rent under the lease is approximately (Pounds)5,000. Prodac intends to continue payments under the lease through December 31, 1996 at which time UKCEL will determine whether it wishes to sublet or seek an assignment of the lease. If UKCEL determines not to lease the space, Prodac will seek a sublessee or assignee.

TERMS OF ACQUISITION

  On November 6, 1996, the Company entered into the Acquisition Agreement to acquire all of the Prodac Shares from Heinrich R. Wirt and Reiner Kaesbach, Prodac's founders and sole shareholders (the "Prodac Founders"). The Acquisition Agreement provides that the transfer of the Prodac Shares from the Prodac Founders to MagiNet GmbH, the Company's German subsidiary, will become effective upon the Company's delivery of acquisition consideration consisting of cash and MagiNet Common Stock with an aggregate value of DM 25 million. Pursuant to the Acquisition Agreement, the Company is obligated to deliver to the Prodac Founders within ten days of the closing of the Offerings cash in the amount of DM 20 million (plus interest at the rate of 6% per annum from November 6, 1996 through the date of the payment of the acquisition consideration) and the aggregate number of shares of MagiNet Common Stock that DM 5 million would purchase at a per share purchase price equal to the initial public offering price, discounted by ten percent. The relevant exchange rates will be determined according to the official middle rate of exchange between the Deutsche Mark and the U.S. Dollar on the Frankfurt am Main exchange on the closing date of the Offerings. Assuming an initial public offering price of $8.00 and an estimated exchange rate of 1.525 DM per U.S. Dollar (the applicable exchange rate at the close of trading in New York on September 30,
1996), MagiNet would be obligated to pay approximately $13.1 million in cash and deliver approximately 455,373 shares of MagiNet Common Stock to the Prodac Founders. The cash consideration for the acquisition is payable in Deutsche Marks, however, and the number of shares of Common Stock issuable to the Prodac Founders is dependent on applicable exchange rates at the time of the closing of the Offerings. Any increase in the value of the Deutsche Mark relative to the U.S. Dollar would increase the Company's U.S. Dollar cash obligation to the Prodac Founders and would increase the number of shares of Common Stock issuable in connection with the acquisition.

  In addition to the consideration deliverable in connection with the closing of the Offerings, in the event that Prodac achieves certain financial milestones in its fiscal years 1997, 1998 and 1999, the Prodac Founders will be entitled to receive additional consideration of DM 5 million for each year in which such milestones are achieved. The milestones relate to new room installations, average monthly revenue per room, operating costs and per-room installation costs. Such additional consideration will be payable on the date on which the financial audit results for the relevant fiscal year are first published in a combination of cash and MagiNet Common Stock based on the fair market value of MagiNet Common Stock and the exchange rate between the Deutsche Mark and the U.S. Dollar in Frankfurt trading on the payment date.

  The Acquisition Agreement also provides that the Prodac Founders will be permitted to pay themselves an aggregate of DM 600,000 (approximately $393,000) from the retained earnings of Prodac, calculated based on German GAAP. In addition, in the event the Offerings have not closed on or prior to December 31, 1996, the Prodac Founders will be entitled to receive an additional cash payment equal to all retained earnings in excess of such DM 600,000, calculated under German GAAP, as of December 31, 1996. As of September 30, 1996, Prodac's retained earnings, calculated on a German GAAP basis, totalled approximately DM 2 million (approximately $1.3 million), which will be adjusted for the quarter ending December 31, 1996.

  In connection with the acquisition, MagiNet has agreed to assume from the Prodac Founders certain guarantees of Prodac indebtedness provided by the Prodac Founders in an aggregate amount of DM 4.6 million and to repay certain loan obligations of Prodac owed to the Prodac Founders in the amount of DM 130,000. Pursuant to the Acquisition Agreement, the Company is obligated to appoint one of the Prodac Founders to its Board of Directors immediately after the effectiveness of the transfer of the Prodac Shares and for so long as the

Prodac Founders collectively hold 1% or more of the Company's outstanding Common Stock. The Company expects that Mr. Kaesbach will become a member of its Board of Directors following the Offerings. See "Management" and "Certain Transactions."

  In connection with the Prodac acquisition, each of the Prodac Founders has entered into an employment agreement with Prodac that will become effective upon the Company's payment of the initial acquisition consideration. Pursuant to the employment agreements, each of the Prodac Founders will be entitled to an annual base salary of DM 338,000 (approximately $222,000). In addition, each of the Prodac Founders is eligible to receive a yearly bonus of up to DM 101,400 (approximately $66,492) if certain business targets are achieved. After December 31, 1999, either of the Prodac Founders may terminate their respective agreement with six months prior notice. Prior to December 31, 1999, the Company may terminate the agreements in any event for cause and on three months prior notice in the event that certain minimum financial targets are not achieved.

  As employees of Prodac, each of the Prodac Founders will be granted, at the time of the effectiveness of the transfer of the Prodac Shares, an option to acquire 150,000 shares of MagiNet Common Stock at an exercise price per share of $8.00. The option will be issued pursuant to the Company's 1992 Key Personnel Stock Option Plan, will have a five year term, and will be subject to vesting over four years with 25% of the shares vesting one year after the date of grant and the remaining shares vesting ratably over the succeeding 36 months.

  Prodac is obligated as lessee under a 15-year lease for certain real property owned by a civil law partnership consisting of the Prodac Founders and their wives. The lease relates to Prodac's office and manufacturing facilities in Cologne, Germany. The lease agreement provides for monthly rental payments of DM 79,000 (approximately $52,000), subject to periodic adjustments for inflation based on changes in the Cost of Living Index prepared by Germany's Federal Office of Statistics. The lease expires in December 2008 and provides for automatic one-year extensions thereafter unless terminated in advance of such extension with 6 months notice. See "Certain Transactions."

  In October 1996, Prodac sold its business operations in the United Kingdom, consisting of approximately 6,700 installed rooms operated by Prodac's English operating subsidiary, to UK Consumer Electronics Limited ("UKCEL"), a subsidiary of Granada Group Plc, a competitor of the Company. In connection with the asset sale, Prodac entered a supply agreement pursuant to which it agreed to supply UKCEL with its requirements of Prodac's interactive video system, Videoquest, for a period of three years, and to continue to supply parts for seven years thereafter. In addition, Prodac agreed that it would not compete with UKCEL in the United Kingdom or Ireland for a period of three years from the date of the asset sale. Pursuant to a master hotel contract with Hyatt International (Europe Africa Middle East) Ltd., the Company is obligated to install Guestserve systems in Hyatt hotels in the United Kingdom and plans to perform such obligations through either a U.K. operating subsidiary or a U.S. subsidiary which is the contracting party to the Guestserve license agreement. In the United Kingdom and Ireland, the Company may be precluded from entering these markets by a non-competition provision in an asset sale agreement executed by Prodac in connection with Prodac's sale of its U.K. operations to UKCEL.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The following table sets forth certain information concerning the directors, executive officers and certain other key employees of the Company.

         NAME             AGE                               POSITION
         ----             ---                               --------
Kenneth B. Hamlet.......   52 Chairman of the Board, President and Chief Executive Officer
Robert R. Creager.......   51 Founder, Executive Vice President, Corporate Development and Director
James A. Barth..........   53 Executive Vice President, Chief Financial Officer and Secretary
Gordon E. (Ned) Druehl,
 Jr. ...................   55 Executive Vice President and Chief Operating Officer
Pang T. Ho, Ph.D........   51 Vice President of Engineering
Reiner Kaesbach(1)......   45 Director Nominee and Managing Director of Prodac GmbH
Stuart J. Ellman(2)(3)..   30 Director
Michael D. Granoff(2)...   38 Director
Michael Ramsay(3).......   44 Director
James D. Robinson
 IV(3)..................   34 Director

--------
(1) Mr. Kaesbach is expected to become a director of the Company following the Offerings upon payment of the acquisition consideration for Prodac.
(2)Member of the Audit Committee.
(3)Member of the Compensation Committee.

  Kenneth B. Hamlet has served as the Company's President and Chief Executive Officer and as a member of its Board of Directors since January 1996 and as Chairman of the Board since September 1996. Between 1991 and 1995, Mr. Hamlet was Chairman and Chief Executive Officer of Hamlet & Associates, a private investment banking and consulting firm. During such period, Mr. Hamlet provided management consulting services to a number of companies, including serving as Chairman and Chief Executive Officer of Caretenders Healthcorp, a health care company, and Executive Vice President of NTN Communications, Inc., a telecommunications equipment company. From March 1984 to January 1991, Mr. Hamlet served as President and Chief Executive Officer for Holiday Inns, Inc., a wholly-owned subsidiary of Holiday Corporation that owned, operated and franchised 1,750 hotels worldwide. From 1975 to 1984, Mr. Hamlet served in numerous executive capacities within Holiday Inns, Inc. Mr. Hamlet holds a B.S. in hotel administration from the Cornell University School of Hotel Administration.

  Robert R. Creager founded the Company and has served as Executive Vice President, Corporate Development, since September 1996 and as a member of the Company's Board of Directors since the Company's inception. From January 1996 to September 1996, Mr. Creager served as the Company's Chairman of the Board. From July 1991 to January 1996, Mr. Creager served as President and Chief Executive Officer of the Company. From 1988 to 1990, Mr. Creager was Vice President, Corporate Development, and General Counsel of Arix Corporation, a UNIX minicomputer manufacturer. Mr. Creager holds a B.A. in Business Administration from Pacific Union College and a J.D. from the University of California, Hastings College of Law.

  James A. Barth has served as the Company's Executive Vice President since September 1995, and as Chief Financial Officer and Secretary since October 1994. From October 1994 to September 1995, Mr. Barth was Vice President of Finance of the Company. From March 1994 to October 1994, Mr. Barth was Vice President and Chief Financial Officer of ACC Microelectronics Corporation, a semiconductor company. From 1982 to March 1994, he served as Vice President and Chief Financial Officer of Rational Software Corporation, a developer of object-oriented software engineering tools. Mr. Barth is a certified public accountant and holds a B.S. in business administration from the University of California, Los Angeles.

  Gordon E. (Ned) Druehl, Jr. has served as the Company's Executive Vice President and Chief Operating Officer since August 1996. From January 1992 to July 1996, he served as Chairman and Chief Executive Officer of Sandusky Cabinets Manufacturing, Inc., a metal cabinet manufacturing company. From 1990 through October

1991, Mr. Druehl founded and operated NKI Hospitality, a hotel management company, and subsequently worked as Vice President of RFS Real Estate, Inc., a diversified property management company, which acquired NKI Hospitality. From 1975 to 1990, Mr. Druehl held various management positions at Holiday Corporation, including President of the Hotel Services Division and Senior Vice President of U.S. Operations. Mr. Druehl holds a B.S. in hotel administration from the Cornell University School of Hotel Administration.

  Pang T. Ho, Ph.D. has served as the Company's Vice President of Engineering since August 1994. From February 1994 until August 1994, Dr. Ho served as Chairman of Spectrum, Inc., a cable television equipment distributor in Taiwan. From December 1991 until January 1994, Dr. Ho was President of Po-Hsin Entertainment, Inc., a cable television system operator located in Taiwan. From 1985 to 1991, Dr. Ho served as Vice President of Commercial Products for Pacific Monolithics Inc., a wireless communications equipment company. Dr. Ho holds a B.S. in electrical engineering from National Taiwan University, an M.S. in electrical engineering from Princeton University and a Ph.D. in electrical engineering from Rutgers University.

  Reiner Kaesbach is expected to become a member of the Company's Board of Directors following the closing of the Offerings upon the Company's delivery of the acquisition consideration for Prodac. In addition, upon such payment, Mr. Kaesbach will be employed as a Managing Director of Prodac pursuant to a Managing Director's Service Agreement dated November 5, 1996. Prior to joining MagiNet, Mr. Kaesbach served as a Managing Director of Prodac since founding Prodac in 1979. Pursuant to the Acquisition Agreement, for so long as the Prodac Founders continue to hold at least 1% of the outstanding Common Stock of the Company and to serve as Managing Directors of Prodac, they will together have the right to one seat on the Company's Board of Directors to be filled by either Mr. Wirt or Mr. Kaesbach on an annual, rotating basis. Following the closing of the Offerings, the Company anticipates that Mr. Kaesbach will become a member of the Board of Directors to serve for the first such rotation. Mr. Kaesbach holds an undergraduate degree in engineering from Siegen University.

  Stuart J. Ellman has served as a member of the Company's Board of Directors since October 1994. Since August 1994, he has served as a Managing Director of RRE Investors, L.L.C., a venture capital investment firm. From August 1992 to August 1994, he was Vice President of Advisory Capital Partners, an investment firm. From June 1988 to July 1990, Mr. Ellman was an associate at Dillon, Read & Co. Inc., an investment banking firm. Mr. Ellman holds a B.A. from Wesleyan University and an M.B.A. from Harvard University.

  Michael D. Granoff has served as a member of the Company's Board of Directors since October 1994. Since January 1994, Mr. Granoff has served as Chief Executive Officer of Pomona Capital, L.P., a private investment company. From October 1988 to December 1993, Mr. Granoff was President of Golodetz Ventures and a member of the Board of Directors of Golodetz Corporation. From March 1981 to January 1985, Mr. Granoff served on the staff of the U.S. House of Representatives Appropriations Subcommittee on Foreign Operations and was a member of the 1992 Presidential Transition Team. Mr. Granoff holds a B.A. from the University of Pennsylvania and a J.D. from Georgetown University Law Center.

  Michael Ramsay has served as a member of the Company's Board of Directors since September 1993. Since April 1996, he has served as a Senior Vice President of Silicon Desktop Group of Silicon Graphics, Inc., a developer and manufacturer of computer workstations. From August 1994 to March 1996, he served as President of Silicon Studio, Inc., a subsidiary of Silicon Graphics, Inc. From July 1992 to August 1994, he served as Senior Vice President of Silicon Graphics' Visual System Group, from February 1987 to July 1992, he served as Senior Vice President of Silicon Graphics' Entry Systems Division, and from May 1986 to July 1991, he served as Director of Engineering, Vice President and Senior Vice President of various Silicon Graphics divisions.
Mr. Ramsay received his B.S. degree in electrical engineering from the University of Edinburgh in Scotland.

  James D. Robinson IV has served as a member of the Company's Board of Directors since October 1994. Since December 1994, he has served as Managing Director of RRE Investors, L.L.C., a venture capital investment firm. From September 1992 to December 1994, he served as Vice President of Hambrecht & Quist Venture Partners, a venture capital firm. From July 1986 to March 1990, he was an associate at J.P. Morgan & Co. Incorporated, a commercial and investment banking firm. From January 1984 to June 1986, he was President of IV Systems, Inc., a software consulting firm. Mr. Robinson holds a B.A. from Antioch College and an M.B.A. from Harvard University.

DIRECTOR COMPENSATION

  The Company reimburses each member of the Company's Board of Directors for out-of-pocket expenses incurred in connection with attending Board meetings. No member of the Company's Board of Directors currently receives any compensation for serving as a Director. The Company's 1996 Director Stock Option Plan provides that options will be granted to non-employee directors of the Company pursuant to an automatic nondiscretionary grant mechanism. On the effective date of the Offerings, each of the Company's non-employee directors who is neither the beneficial owner nor an affiliate of a beneficial owner of more than 3% of the Company's outstanding Common Stock will automatically be granted an option to purchase 25,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price. In addition, upon joining the Board of Directors, each new non-employee director will automatically be granted an option to purchase 25,000 shares of Common Stock. Each non-employee director will subsequently be granted an option to purchase 5,000 shares of Common Stock at each annual meeting of stockholders beginning with the 1997 Annual Meeting of Stockholders. Each such option will be granted at the fair market value of the Common Stock on the date of grant. The initial options granted to non-employee directors will vest at a rate of 25% on the first anniversary of the date of grant and at a rate of 1/48 of the shares per month thereafter, and subsequent options granted to non-employee directors will become exercisable at a rate of 1/48 of the shares subject to such additional options on the monthly anniversary of the date of grant subject to continued Board service. See "--Stock Plans--1996 Director Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administers various incentive compensation and benefit plans. The Compensation Committee currently consists of Stuart J. Ellman, Michael Ramsay and James D. Robinson IV. During 1995, the Compensation Committee consisted of Michael Ramsay, Michael D. Granoff, James D. Robinson III and James D. Robinson IV. Kenneth B. Hamlet, Chairman of the Board, President and Chief Executive Officer of the Company, participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of the Company, except that he is excluded from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

  The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the fiscal year ended December 31, 1995 by
(i) the Company's Chief Executive Officer as of the end of fiscal year 1995,
(ii) the Company's next four most highly compensated executive officers whose salary and bonus for such fiscal year exceeded $100,000 and who were serving as an officer of the Company as of the end of such fiscal year, (iii) Kenneth
B. Hamlet, who became the Company's President and Chief Executive Officer in January 1996, and (iv) Gordon E. (Ned) Druehl, Jr., who became the Company's Executive Vice President and Chief Operating Officer in August 1996 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                   FISCAL 1995
                                                                   ------------
                                                                    LONG-TERM
                                                                   COMPENSATION
                                                 FISCAL 1995          AWARDS
                                           ------------------------------------
                                           ANNUAL COMPENSATION(1)   SECURITIES
                                           ------------------------ UNDERLYING
       NAME AND PRINCIPAL POSITION           SALARY     BONUS(2)     OPTIONS
       ---------------------------         ----------- ------------------------
Current Executive Officers
Kenneth B. Hamlet (3)..................... $       --  $       --        --
 Chairman of the Board, President and
 Chief Executive Officer
Robert R. Creager (4).....................     175,000         --    349,500
 Founder and Executive Vice President,
 Corporate Development
James A. Barth............................     131,245       7,219   150,000
 Executive Vice President and Chief
 Financial Officer
Gordon E. (Ned) Druehl, Jr. (5)...........         --          --        --
 Executive Vice President and Chief
 Operating Officer
Pang T. Ho, Ph.D..........................     125,683      12,870    81,800
 Vice President of Engineering
Former Executive Officers
Jeffrey A. Bixler (6).....................      96,708     134,875    75,000
 Vice President of Sales and Marketing
Eric S. Hass(7)...........................     147,406         --    169,000
 Executive Vice President and Chief
 Operating Officer

--------
(1) Other than salary and bonus described herein, the Company did not pay the persons named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus.
(2) Except as otherwise indicated, bonus compensation consists of performance or contractually based cash incentive payments.
(3) Mr. Hamlet succeeded Robert R. Creager as President and Chief Executive Officer of the Company in January 1996. In connection with Mr. Hamlet's employment, the Company agreed to pay him an annual salary of $250,000. In addition, Mr. Hamlet is entitled to receive a cash bonus and a corresponding stock bonus based on performance. See "--Employment Agreements and Change in Control Arrangements" and "Certain Transactions." In January 1996, the Company granted Mr. Hamlet an option expiring January 2001 to acquire 654,324 shares of the Company's Common Stock at an exercise price of $2.00 per share, with vesting to occur ratably over 36 months.
(4) Mr. Creager resigned as President and Chief Executive Officer in January
    1996.
(5) Mr. Druehl became the Company's Executive Vice President and Chief Operating Officer in August 1996. In connection with Mr. Druehl's employment, the Company agreed to pay him an annual salary of $155,000 and a cash bonus equal to 33% of his salary, based on performance. See "-- Employment Agreements and Change in Control Arrangements" and "Certain Transactions." In August 1996, the Company granted Mr. Druehl an option expiring August 2001 to acquire 150,000 shares of the Company's Common Stock at an exercise price of $5.25 per share, with 25% of the shares vesting in July 1997, and the remaining shares vesting ratably over the succeeding 36 months of service.
(6) Mr. Bixler resigned from the Company effective in December 1995. Bonus for Mr. Bixler includes $39,375 in severance payments, a bonus of $67,500 paid pursuant to an employment agreement with the Company, a $25,000 signing bonus and a $3,000 housing allowance.
(7) Mr. Hass resigned from the Company effective in March 1996.

                       OPTION GRANTS IN FISCAL YEAR 1995

  The following table provides information relating to stock options awarded to each of the Named Executive Officers during the fiscal year ended December 31, 1995. All such options were awarded under the Company's 1992 Key Personnel Stock Option Plan. No stock appreciation rights were granted to the Named Executive Officers during the fiscal year ended December 31, 1995.

                                                 INDIVIDUAL GRANTS
                                  -----------------------------------------------  POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                                  NUMBER OF   PERCENT OF                          ANNUAL RATES OF STOCK
                                  SECURITIES TOTAL OPTIONS                          PRICE APPRECIATION
                                  UNDERLYING  GRANTED TO    EXERCISE               FOR OPTIONS TERM(1)
                                   OPTIONS   EMPLOYEES IN   PRICE PER  EXPIRATION ----------------------
              NAME                 GRANTED    FISCAL 1995  SHARE(2)(3)  DATE(4)       5%         10%
              ----                ---------- ------------- ----------- ---------- ---------- -----------
Current Executive Officers
Kenneth B. Hamlet(5)............       --         -- %        $ --          --    $      --  $       --
Robert R. Creager...............   349,500       36.7          1.00     1/30/00       96,560     213,373
James A. Barth..................   100,000       10.5          1.00     1/30/00       27,628      61,051
                                    50,000        5.3          2.00     9/18/00       27,628      61,051
Gordon E. (Ned) Druehl, Jr.(6)..       --         --            --          --           --          --
Pang T. Ho, Ph.D................    61,800        6.5          1.00     1/30/00       17,074      37,730
                                    20,000        2.1          2.00     9/18/00       11,051      24,420
Former Executive Officers
Jeffrey A. Bixler(7)............    75,000        7.9          1.00     4/18/00       20,721      45,788
Eric S. Hass(8).................   169,000       17.8          1.00     1/30/00       46,692     103,176

--------
(1) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the five year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.
(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors on the date of grant.
(3) Exercise price may be paid in cash, by check, by delivery of already-owned shares of the Company's Common Stock subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.
(4) Twenty-five percent (25%) of the option shares vest on the first anniversary of the date of grant, and the balance vests at the rate of 1/48 of the total option shares for each month of service thereafter, except for Mr. Robert R. Creager's option, which vests ratably over 36 months.
(5) Mr. Hamlet became President and Chief Executive Officer of the Company in January 1996. In January 1996, the Company granted Mr. Hamlet an option expiring January 2001 to acquire 654,324 shares of the Company's Common Stock at an exercise price per share of $2.00 with vesting to occur ratably over 36 months.
(6) In August 1996, the Company granted Mr. Druehl an option to acquire 150,000 shares of the Company's Common Stock at an exercise price of $5.25 per share, with 25% of the shares vesting in July 1997 and the remaining shares subject to the option vesting ratably over the succeeding 36 months of service.
(7) Mr. Bixler resigned from the Company effective in December 1995. No shares subject to the option had vested as of the date of Mr. Bixler's resignation, and the option terminated.
(8) Mr. Hass resigned from the Company effective in March 1996. In connection with his resignation, Mr. Hass exercised the option with respect to 66,895 shares. The option expired with respect to all unvested shares on the effective date of Mr. Hass' resignation.

                          AGGREGATE OPTION EXERCISES
             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

  No Named Executive Officer exercised a stock option during fiscal 1995. The following table sets forth certain information regarding stock options held as of December 31, 1995 by the Named Executive Officers.

                              NUMBER OF SECURITIES
                                   UNDERLYING           VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                                DECEMBER 31, 1995       DECEMBER 31, 1995(1)
                            ------------------------- -------------------------
         NAME               EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
         ----               ----------- ------------- ----------- -------------
Current Executive Officers
Kenneth B. Hamlet (2)......       --           --      $    --     $      --
Robert R. Creager .........   135,917      213,583      951,419     1,495,081
James A. Barth.............    32,292      117,708      222,919       777,081
Gordon E. (Ned) Druehl,
 Jr.(3)....................       --           --           --            --
Pang T. Ho, Ph.D. .........    29,583       75,417      205,831       509,169
Former Executive Officers
Jeffrey A. Bixler(4).......       --           --           --            --
Eric S. Hass(5)............    73,000      146,000      511,000     1,022,000

--------

(1) Based on an initial public offering price of $8.00 per share minus the exercise price of outstanding options.
(2) Mr. Hamlet became President and Chief Executive Officer of the Company in January 1996 and, accordingly, held no outstanding options as of December 31, 1995. In January 1996, the Company granted Mr. Hamlet an option expiring January 2001 to acquire 654,324 shares of the Company's Common Stock at an exercise price per share of $2.00 with vesting to occur ratably over 36 months.
(3) Mr. Druehl became Executive Vice President and Chief Operating Officer in August 1996 and, accordingly, held no outstanding options as of December 31, 1995. In August 1996, the Company granted Mr. Druehl an option expiring August 2001 to acquire 150,000 shares of the Company's Common Stock at an exercise price per share of $5.25 with 25% of the shares vesting in July 1997 and the remaining shares vesting ratably over the succeeding 36 months of service.
(4) Mr. Bixler resigned from the Company effective in December 1995. No shares subject to the option granted to Mr. Bixler had vested as of the date of his resignation, and the option terminated as of such date. Accordingly, Mr. Bixler held no outstanding options as of December 31, 1995.
(5) Mr. Hass resigned from the Company effective in March 1996. In connection with his resignation, Mr. Hass exercised two outstanding options for 19,791 and 66,895 shares, respectively. All remaining shares subject to options held by Mr. Hass were unvested and terminated on the effective date of his resignation.

STOCK PLANS

  1992 Key Personnel Stock Option Plan. The Company's Restated 1992 Key Personnel Stock Option Plan (the "1992 Plan") was originally adopted by the Board of Directors in December 1992 and approved by the Company's stockholders in December 1993. The Board of Directors approved the amendment and restatement of the 1992 Plan in September 1996. A total of 3,800,000 shares of Common Stock, less the number of shares issued under and not returned to the Company's now-terminated 1992 Stock Option Plan, has been reserved for issuance under the 1992 Plan. The 1992 Plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the grant to employees and consultants of nonstatutory stock options. Unless terminated sooner, the 1992 Plan will terminate automatically in December 2002.

  The 1992 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1992 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1992 Plan.

  Options granted under the 1992 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1992 Plan must generally be exercised within three months of the end of the optionee's status as an employee or consultant of the Company, or within twelve months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term. The exercise price of all incentive stock options granted under the 1992 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1992 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the date of grant, and the term of such incentive stock option may not exceed five years. The term of all other options granted under the 1992 Plan may not exceed ten years.

  The 1992 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Committee shall provide for the Optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Committee makes an option exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option will terminate upon the expiration of such period. Certain options outstanding under the 1992 Plan contain a provision providing for accelerated vesting of options following an assumption by the successor corporation in the event the optionee's employment is terminated within certain time periods after the consummation of the merger. The Committee may, in its discretion, include such provision in the vesting arrangement for future option grants.

  1992 Stock Option Plan. The Company's now-terminated 1992 Stock Option Plan (the "1992 Stock Option Plan") provided for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees and consultants of nonstatutory stock options. The 1992 Stock Option Plan was approved by the Board of Directors in December 1992 and by the Company's stockholders in December 1993. A total of 236,430 shares of Common Stock were reserved for issuance pursuant to the 1992 Stock Option Plan. The Board terminated the 1992 Stock Option Plan in September 1996, although the 47,986 shares of Common Stock previously issued and sold and any option previously granted under the 1992 Stock Option Plan will not be affected by the termination of this plan. No further grants will be made under the 1992 Stock Option Plan.

  Options granted under the 1992 Stock Option Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1992 Stock Option Plan must generally be exercised within three months of the end of the optionee's status as an employee or consultant of the Company, within six months after such optionee's termination by disability or within twelve months after such optionee's termination by death (but in no event later than the expiration of the option's ten year term). The exercise price of all incentive stock options granted under the 1992 Stock Option Plan was at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1992 Stock Option Plan was at least equal to 85% of the fair market value of the Common Stock on the date of grant. With respect to any participant who owned stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock at the date of grant, the exercise price of any option granted was at least 110% of the fair market value on the date of grant, and the term of such option did not exceed five years. The term of all other options granted under the 1992 Stock Option Plan did not exceed ten years.

  The 1992 Stock Option Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Committee shall notify the optionee that the option shall be exercisable to the extent it has vested for a period of fifteen (15) days from the date of such notice, and the option shall terminate upon the expiration of such period.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in September 1996 but will not become effective until the effectiveness of the Registration Statement related to the Offerings. A total of 200,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by consecutive and overlapping twenty-four month offering periods beginning on the first trading day on or after May 1 and November 1 each year, except for the first such offering period which commences on the first trading day on or after the effective date of the Offerings and ends on the last trading day on or before October 31, 1998. Each offering period contains four intervening purchase periods of approximately six months duration, during which payroll deductions of participants are accumulated and, at the end of which, shares of Common Stock are purchased. The Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 15% of an employee's compensation (excluding commissions, overtime and other bonuses and incentive compensation). The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of the purchase period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

  Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Plan are exercised prior to the merger or sale of assets). The Purchase Plan will terminate in September 2006. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

  1996 Director Stock Option Plan. The Company's 1996 Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors in September 1996 but will not become effective until the date of the effectiveness of the Registration Statement relating to the Offerings. Non-employee directors are entitled to participate in the Director Plan. The Director Plan has a term of ten years, unless terminated sooner by the Board. A total of 200,000 shares of Common Stock have been reserved for issuance under the Director Plan.

  The Director Plan provides for the grant of 25,000 shares of Common Stock (the "First Option"), to each non-employee director on the later of (i) the effective date of the Director Plan or (ii) the date on which the person first becomes a non-employee director. No non-employee director will be granted a First Option if either (i) immediately prior to becoming a non-employee director, such person was a director of the Company or (ii) such individual is the direct or indirect beneficial owner or an affiliate of a direct or indirect beneficial owner of 3% or more of the Company's outstanding Common Stock. Each non-employee director, including non-employee directors not entitled to receive a First Option, will also be granted an option to purchase 5,000 shares of Common Stock (a "Subsequent Option") each year on the date of the annual shareholder's meeting of the Company, if on such date he or she shall have served on the Board for at least six months. The First Option shall have a term of 10 years and the shares subject to each such option shall vest as to 25% of the shares of Common Stock subject to the option one year after its date of grant, and as to 1/48th of the shares subject to the option each month thereafter, and each Subsequent Option will become exercisable at a rate of 1/48 of the shares subject to such additional options on the monthly anniversary of the date of grant. The exercise prices of the First Option and each Subsequent Option shall be 100% of the fair market value per share of the Common Stock, generally determined with reference to the closing price of the Common Stock as reported on the Nasdaq National Market on the date of grant.

  In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each option may be assumed or an equivalent option substituted by the successor corporation. If an option is assumed or substituted for, it shall continue to vest as provided in the Director Plan. If a non-employee director's status as a director of the Company or the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, each option granted to such non-employee director shall become fully vested and exercisable. If the successor does not agree to assume or substitute the option, each option shall also become fully vested and exercisable for a period of thirty days, after which period the option shall terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after termination of the director's tenure by death or disability, but in no event later than the expiration of the option's ten year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

  401(k) Plan. The Company maintains the MagiNet Corporation 401(k) Savings Plan (the "401(k) Plan") which covers all of the Company's U.S. employees who have completed 1/12 of a year of service. Pursuant to the 401(k) Plan, eligible employees may elect to defer their current compensation by up the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan on their behalf as an elective deferral contribution. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on such contributions, are not includible in the participant's gross income until withdrawn from the 401(k) Plan. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

  The Company currently has employment agreements in effect with Kenneth B. Hamlet, the Company's Chairman of the Board, President and Chief Executive Officer and Gordon E. (Ned) Druehl, Jr., the Company's Executive Vice President and Chief Operating Officer. In addition, in connection with its acquisition by MagiNet, Prodac entered into employment agreements with each of the Prodac Founders. Pursuant to the Acquisition Agreement, the Prodac Founders are together entitled to one seat on the Board of Directors; the Prodac Founder who will serve on the board will alternate annually. Following the closing of the Offerings, Reiner Kaesbach will serve as a member of the Board of Directors for the first rotation.

  On November 28, 1995, the Company entered into an at-will employment agreement with Mr. Hamlet pursuant to which the Company retained his services as President and Chief Executive Officer beginning January 15, 1996. The agreement provides for an annual base salary of $250,000, subject to annual review concerning increases. In addition, Mr. Hamlet is eligible to receive an annual bonus based upon certain financial criteria to be agreed upon by Mr. Hamlet and the Board of Directors, including revenue and profitability targets and other organizational milestones. Such bonus shall be payable in part in cash and in part in Common Stock of the Company. The number of shares of Common Stock issuable in connection with Mr. Hamlet's bonus shall, upon the closing of the Offerings, be determined by dividing the cash portion of the bonus by a price per share to be determined by negotiation between the Company and Mr. Hamlet. Such shares shall be fully vested at the time of issuance.

  On June 20, 1996, the Company entered into an at-will employment letter agreement with Mr. Druehl which provides for an annual base salary of $155,000 and an annual cash bonus based on the achievement of individual and Company performance objectives.

  On November 5, 1996, Prodac entered into a Managing Director's Service Agreement with Reiner Kaesbach pursuant to which Prodac retained his services as Managing Director effective upon the Company's payment of the acquisition consideration for Prodac. The agreement provides for an annual base salary of DM 338,000 (approximately $222,000). In addition, Mr. Kaesbach is eligible to receive a yearly bonus of up to DM 101,400 (approximately $66,492) if certain business targets are achieved. After December 31, 1999, either Mr. Kaesbach or Prodac may terminate the service agreement with six months prior notice. Prior to December 31, 1999, the Company may terminate the agreements in any event for cause and on three months prior notice in the event that certain minimum financial targets for Prodac are not achieved. Prodac and Heinrich R. Wirt are parties to a separate Managing Director's Service Agreement containing substantially equivalent terms.

  Under the 1992 Plan, in the event of a merger or change-of-control of the Company, the successor corporation may assume outstanding options or substitute equivalent options. If such successor corporation does not assume such options or substitute equivalent options, vesting of outstanding options under the 1992 Plan will automatically accelerate. In addition, currently outstanding options under the 1992 Plan for the Named Executive Officers provide that if such option is assumed or an equivalent option is substituted, vesting of such option will automatically accelerate if such officer's employment with the successor corporation is terminated within twelve months of the merger or change-of-control transaction.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

  Between October 1992 and May 1996, the Company sold and issued 10,908,878 shares of its Preferred Stock for an aggregate consideration of $56,402,000. The Company sold the Preferred Stock in series as follows: (i) 150,000 shares of Series A Preferred Stock in October 1992 at a price of $2.00 per share;
(ii) 339,887 shares and 100,181 shares of Series B Preferred Stock in October 1992 at prices of $4.00 and $4.50 per share, respectively; (iii) 888,859 shares of Series B Preferred Stock in March 1993 at a price of $4.50 per share and warrants to acquire 174,993 shares of Common Stock at an exercise price of $4.50 per share; (iv) 6,287,093 shares of Series C Preferred Stock in September 1994 and December 1994 at a price of $4.50 per share and warrants to acquire 1,111,111 shares of Series C Preferred Stock in September 1994 at an exercise price of $4.50 per share; (v) an aggregate of 3,142,858 shares of Series D Preferred Stock in December 1995 and May 1996 at a price of $7.00 per share and warrants to acquire up to an aggregate 200,000 shares of Common Stock (subject to adjustment) at an exercise price of $7.00 per share.

  The following table summarizes purchases, valued in excess of $60,000, of shares of Preferred Stock and Common Stock by directors, executive officers and 5% stockholders of the Company:

                                                      SHARES
                          -----------------------------------------------------------------
                                                COMMON     SERIES C              SERIES D
                          COMMON    SERIES C  WARRANTS(1) WARRANTS(2) SERIES D  WARRANTS(3)
                          ------    --------- ----------- ----------- --------- -----------
RRE Investors,
 L.L.C.(4)..............     --     4,000,000      --      1,111,111        --       --
Equity-Linked Investors
 II.....................     --           --       --            --   1,500,000   95,455
Festival Company, Inc...     --           --       --            --   1,000,001   63,636
Pomona Capital,
 L.P.(5)................     --       669,150   66,667           --         --       --
Kenneth B. Hamlet(6)....  28,000(8)       --       --            --      28,000    1,782
James A. Barth(7).......  12,000(8)       --       --            --      12,000      764

--------
(1) Represents the maximum number of shares issuable upon exercise of warrants to acquire Common Stock at an exercise price of $0.50 per share issued in connection with a bridge note financing in September 1994.
(2) Represents the maximum number of shares issuable upon exercise of warrants to acquire Series C Preferred Stock (and, upon the effectiveness of the registration statement covering the Offerings, to acquire Common Stock) issued in connection with the Company's Series C Preferred Stock Financing. If not exercised in connection with the Offerings, such warrants will terminate.
(3) Represents the maximum number of shares issuable upon exercise of warrants to acquire Common Stock issued in connection with the Company's Series D Preferred Stock Financing. If not exercised in connection with the Offerings, such warrants will terminate.
(4) Includes shares purchased by Sunset Partners, L.P., Sunset Partners II, L.P., and Sunset Partners III, L.P. (collectively, the "Sunset Partnerships"). RRE Investors, L.L.C. is the general partner of each of the Sunset Partnerships. Stuart J. Ellman and James D. Robinson IV, members of the Company's Board of Directors, are Managing Directors of RRE Investors, L.L.C.
(5) Includes shares purchased by Pomona Capital, L.P., SOF Venture Capital, L.P., SP Offshore Venture Capital, L.P. and SP Venture Capital, L.P. Michael D. Granoff, a member of the Company's Board of Directors, is the sole shareholder of Pomona Partners, Inc., the general partner of SOF Venture Capital, L.P., SP Offshore Venture Capital, L.P. and SP Venture Capital, L.P. and the general partner of Pomona Associates, L.P. which serves as the general partner of Pomona Capital, L.P.
(6) Mr. Hamlet is Chairman of the Board, President and Chief Executive Officer of the Company.
(7) Mr. Barth is Executive Vice President and Chief Financial Officer of the Company.
(8) Mr. Hamlet and Mr. Barth purchased the number of shares of Common Stock indicated on May 30, 1996 at a purchase price per share of $2.00.

  On September 29, 1994, the Company entered into a consulting agreement with RRE Investors, L.L.C. ("RRE"), which terminates on September 28, 1997. RRE is the general partner of each of Sunset Partners, L.P., Sunset Partners, L.P. and Sunset Partners III, L.P., which collectively hold greater than 5% of the outstanding

Common Stock of the Company. The agreement provides that RRE will provide consulting and advisory services to the Company regarding strategic planning and business and financial matters for a fee of $150,000 for the first year of the agreement and $200,000 for each of the following two years. The agreement also provides that the Company will reimburse RRE for reasonable business expenses incurred by RRE, its employees and its agents in providing such services.

  The Company has entered into employment agreements with certain directors and officers of the Company. See "Management--Employment Agreements and Change in Control Arrangements."

  On November 6, 1996, the Company entered into the Acquisition Agreement pursuant to which the Company agreed to acquire all the outstanding shares of Prodac from the Prodac Founders for an aggregate consideration of DM 25 million, consisting of DM 20 million in cash (plus interest at the rate of 6% per annum from November 6, 1996 through the date of the payment of the acquisition consideration) and shares of MagiNet Common Stock with an aggregate value of DM 5,000,000 based on a 10% discount to the initial public offering price. The Prodac Founders are also entitled to a distribution of approximately DM 600,000 to be paid from Prodac's retained earnings. If the closing of the Offerings occurs after December 31, 1996, the Prodac Founders will be entitled to any additional retained earnings in excess of such DM 600,000, calculated based on German GAAP. In addition, the Company will pay up to an aggregate of DM 15 million in cash and MagiNet Common Stock contingent upon Prodac achieving certain financial targets in fiscal 1997, 1998 and 1999. The Company will also assume from the Prodac Founders certain guarantees of Prodac indebtedness provided by the Prodac Founders in the amount of DM 4.6 million and will repay certain loan obligations of Prodac owed to the Prodac Founders in the amount of DM 130,000. The cash portion of the acquisition consideration will be paid in Deutsche Marks out of the net proceeds of the Offerings based on the applicable exchange rate on the Frankfurt am Main exchange on the closing date of the Offerings. Any increase in the value of the Deutsche Mark relative to the U.S. Dollar will increase the portion of the net proceeds of the Offerings used in connection with the Prodac acquisition and will result in the Company's issuing a greater number of shares of MagiNet Common Stock to the shareholders of Prodac. See "Use of Proceeds," "Dilution," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Acquisition of Prodac."

  Prodac leases approximately 41,010 square feet of office and manufacturing space in Cologne, Germany from a civil law partnership consisting of each of the Prodac Founders and their wives. The lease agreement provides for monthly rental payments of DM 79,000 (approximately $52,000), subject to periodic adjustments for inflation based on changes in the Cost of Living Index prepared by Germany's Federal Office of Statistics. The lease expires in December 2008 and provides for automatic one-year extensions thereafter unless terminated in advance of such extension with 6 months notice. See "Acquisition of Prodac."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996 and as adjusted to reflect the sale of the 5,500,000 shares of Common Stock offered hereby and the assumed issuance of 455,373 shares of Common Stock in connection with the Company's acquisition of Prodac by (i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock; (ii) each director and director nominee of the Company; (iii) each of the Named Executive Officers and (iv) all directors, including one nominee, and executive officers of the Company as a group.

                                  NUMBER OF      PERCENTAGE OF TOTAL SHARES(2)
                             SHARES BENEFICIALLY ------------------------------
     NAME AND ADDRESS(1)          OWNED(2)       BEFORE OFFERING AFTER OFFERING
     -------------------     ------------------- --------------- --------------
RRE Investors, L.L.C.(3)....      4,486,109           34.4%           24.2%
126 East 56th Street, 22nd
Floor
New York, NY 10022
Equity-Linked Investors II        1,511,931           11.6%            8.2%
(4).........................
c/o Desai Capital
Management, Inc.
540 Madison Avenue, 36th
Floor
New York, NY 10022
Festival Company, Inc. .....      1,007,954            7.7%            5.4%
Wisma Barito Pacific, Tower
B
Lt. 11, J1 S. Paman Kav.
62-63 Jakarta 11410
Indonesia
Pomona Capital, L.P.(5).....        731,649            5.6%            3.9%
780 Third Avenue
New York, NY 10017-7076
Kenneth B. Hamlet(6)........        237,979            1.8%            1.3%
Robert R. Creager(7)........        432,708            3.3%            2.3%
James A. Barth(8)...........         88,762             *              *
Gordon E. (Ned) Druehl, Jr.
 ............................            --             --              --
Pang T. Ho, Ph.D.(9) .......         53,645             *              *
Reiner Kaesbach(10).........        227,687            1.7%           1.2%
Stuart J. Ellman(11)........      4,486,109           34.4%           24.2%
Michael D. Granoff(12)......        731,649            5.6%            3.9%
Michael Ramsay(13)..........          7,500             *              *
James D. Robinson IV(14)....      4,486,109           34.4%           24.2%
Jeffrey A. Bixler(15).......            --             --              --
Eric S. Hass(16)............        131,698            1.0%            *
All current executive
officers and directors as a
group
(10 persons)(17)............      6,266,039           46.2%           32.9%

--------
  * Less than 1%.

 (1) Unless otherwise indicated, the address for each listed stockholder is c/o MagiNet Corporation, 405 Tasman Drive, Sunnyvale, California 94089. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by them.

 (2) Applicable percentage ownership is based on 13,031,041 shares of Common Stock outstanding as of September 30, 1996 and 18,531,041 shares immediately following the completion of the Offerings (assuming no exercise of the Underwriters' over-allotment option), together with applicable options for such stockholder and including the assumed issuance of 455,373 shares of Common Stock in connection with the Company's acquisition of Prodac within 10 business days after the closing of the Offerings. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days of September 30, 1996 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options or other rights to acquire the Company's capital stock that are presently outstanding or granted in the future or reserved for future issuance under the Company's stock plans, there will be further dilution to new public investors.

 (3) Includes 1,716,907 shares held by Sunset Partners, L.P. ("Sunset"), 1,510,474 shares held by Sunset Partners II, L.P. ("Sunset II") and 1,258,728 shares held by Sunset Partners III, L.P. ("Sunset III"). RRE Investors, L.L.C. is the general partner of each of Sunset Partners, L.P., Sunset Partners II, L.P. and Sunset Partners III, L.P. (collectively, the "Sunset Partnerships"). Stuart J. Ellman, James D. Robinson III and James D. Robinson IV may exercise voting control over the shares held by the Sunset Partnerships. Stuart J. Ellman and James D. Robinson IV are currently directors of the Company.

 (4) Rohit Desai may exercise voting control over the shares held by Equity-Linked Investors II.

 (5) Includes 243,883 shares held by Pomona Capital, L.P. ("Pomona"), 195,106 shares held by SOF Venture Capital, L.P. ("SOF Venture"), 175,596 shares held by SP Offshore Venture Capital, L.P. ("SP Offshore") and 117,064 shares held by SP Venture Capital, L.P. ("SP Venture"). Michael D. Granoff, a director of the Company, is the sole shareholder of Pomona Partners, Inc., which serves as the general partner of SOF Venture, SP Offshore and SP Venture, and which also serves as the general partner of Pomona Associates, L.P., the general partner of Pomona. Mr. Granoff, Francis Janis and Steve Futrell may exercise voting control over the shares held by Pomona, SOF Venture, SP Offshore and SP Venture.

 (6) Includes 181,757 shares of Common Stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996. Mr. Hamlet is the Company's President and Chief Executive Officer and Chairman of its Board of Directors.

 (7) Includes 242,708 shares of Common Stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996. Mr. Creager is the Company's founder and Executive Vice President of Corporate Development.

 (8) Includes (i) 66,667 shares of Common Stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996, (ii) 5,000 shares of Common Stock held by Mr. Barth's wife and (iii) 1,000 shares held by Mr. Barth's son. Mr. Barth is the Company's Executive Vice President and Chief Financial Officer.

 (9) Includes 29,645 shares of Common Stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996 and 4,000 shares held by Dr. Ho's children. Dr. Ho is the Company's Vice President of Engineering.

(10) Upon the Company's delivery of acquisition consideration for Prodac and for so long as the Prodac Founders continue to hold collectively at least 1% of the Company's outstanding Common Stock and serve as Managing Directors of Prodac, the Prodac Founders have the right to one seat on the Company's Board of Directors to be filled by either of them on an annual, rotating basis. Following the closing of the Offerings, the Company anticipates that Mr. Kaesbach will serve as a member of the Board of Directors for the first such rotation. In connection with the Prodac acquisition, Mr. Kaesbach will initially receive an assumed 227,687 shares of Common Stock, subject to additional issuances in the event Prodac achieves certain financial milestones. In addition, in connection with his employment by Prodac, the Company has agreed to grant Mr. Kaesbach an option to acquire 150,000 shares of Common Stock at an exercise price of $8.00 per share under the 1992 Key Personnel Stock Option Plan, subject to vesting over four years, with 25% of the shares vesting one year after the date of grant and the remaining shares vesting ratably over the succeeding 36 months.

(11) Includes 1,716,907 shares held by Sunset, 1,510,474 shares held by Sunset II and 1,258,728 shares held by Sunset III. Mr. Ellman is a member of the Company's Board of Directors and a member of RRE Investors, L.L.C., a limited liability company that serves as general partner of each of the Sunset Partnerships. Mr. Ellman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12) Includes 243,883 shares held by Pomona, 195,106 shares held by SOF Venture, 175,596 shares held by SP Offshore and 117,064 shares held by SP Venture. Mr. Granoff, a member of the Company's Board of Directors, is the sole shareholder of Pomona Partners, Inc., the general partner of SOF Venture, SP Offshore and SP Venture and the general partner of Pomona Associates, L.P., which serves as the general partner of Pomona. Mr. Granoff disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(13) Includes 7,500 shares of Common Stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996. Mr. Ramsay is a member of the Company's Board of Directors.

(14) Includes 1,716,907 shares held by Sunset, 1,510,474 shares held by Sunset II and 1,258,728 shares held by Sunset III. Mr. Robinson is a member of the Company's Board of Directors and a member of RRE Investors, L.L.C., a limited liability company that serves as general partner of each of the Sunset Partnerships. Mr. Robinson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(15) Mr. Bixler resigned from the Company effective in December 1995.

(16) Includes 43,706 shares held by Mr. Hass individually and 87,992 shares held by Mr. Hass and his wife, as trustees of the Hass Community Property Trust. Mr. Hass resigned from the Company effective in March 1996.

(17) Includes 528,277 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1996. Excludes 131,698 shares beneficially held by Eric S. Hass, who resigned as an officer of the Company effective in March 1996. Includes an assumed 227,687 shares issuable to Reiner Kaesbach in connection with the Company's acquisition of Prodac within 10 business days after the closing of the Offerings.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon the completion of the Offerings, the Company will be authorized to issue 45,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value. The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Restated Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

  Upon conversion of the Preferred Stock and prior to the issuance of the Common Stock in connection with the Offering and the acquisition of Prodac, there will be 12,575,668 shares of Common Stock outstanding held of record by approximately 90 holders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

  Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

  Effective upon the closing of the Offerings, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by the chief executive officer of the Company, or by stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting.

  The foregoing provisions of the Company's Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors--Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

  The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors--Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

REGISTRATION RIGHTS

  After the Offerings, the holders of approximately 4,020,000 shares of Common Stock and the holder of a warrant to acquire 40,000 shares of Common Stock will be entitled upon expiration of lock-up agreements with the Underwriters to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Holders of registration rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file registration statements on Form S-3 at the Company's expense when such form becomes available for use to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.

  In addition to the 4,060,000 shares indicated above as being subject to registration rights, the Company has granted certain registration rights to the Prodac Founders with respect to the Prodac Shares and any shares subsequently issued to the Prodac Founders upon achievement of certain financial milestones enumerated in the Acquisition Agreement. See "Acquisition of Prodac." Upon expiration of a one-year lock-up agreement included in the Acquisition Agreement, the Company is obligated to register the Prodac Shares and any subsequently issued shares on a Registration Statement on Form S-3 at the Company's expense.

TRANSFER AGENT

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no market for the Common Stock and there is no assurance that a significant public market for the Common Stock will develop or be sustained after the Offerings. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

  Upon completion of the Offerings, the Company will have outstanding 18,531,041 shares of Common Stock based upon shares outstanding as of September 30, 1996. In addition to the 5,500,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), as of the effective date of the Registration Statement (the "Effective Date"), there will be 13,031,041 shares of Common Stock outstanding, including the assumed issuance of 455,373 shares of Common Stock in connection with the acquisition of Prodac, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 5,000 Restricted Shares will be eligible for sale immediately following the Effective Date in reliance on Rule 144(k) of the Securities Act. Beginning 90 days after the Effective Date, approximately 31,000 Restricted Shares of Common Stock will become eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act. Beginning 180 days after the Effective Date, approximately 9,100,000 additional Restricted Shares of Common Stock subject to lock-up agreements will become eligible for sale in the public market. Of the approximately 9,100,000 Restricted Shares that will become available for sale in the public market beginning 180 days after the Effective Date, approximately 7,200,000 shares will be subject to certain volume and other resale restrictions pursuant to Rule 144. Thereafter, approximately 3,500,000 shares held by existing stockholders will become eligible for sale at various times over a period of less than two years and could be sold earlier if the holders exercise registration rights. In addition, the shares of Common Stock to be issued in connection with the acquisition of Prodac will be subject to certain registration rights beginning one year after the closing of the Offerings. See "Description of Capital Stock--Registration Rights."

  As of September 30, 1996, options to purchase 1,702,080 shares were outstanding, of which options to purchase approximately 521,933 shares were then exercisable. See "Management--1992 Key Personnel Stock Option Plan." The Company intends to file a Form S-8 registration statement under the Securities Act to register shares reserved for issuance under this stock option plan and upon exercise of outstanding options. Shares of Common Stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements. Beginning 180 days after the Effective Date, approximately 802,000 shares issuable upon the exercise of vested options will be eligible for sale.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years but less than three years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 185,000 shares immediately after the Offerings) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Under Rule 701, shares issued under certain compensatory stock-based plans, such as the Company's option plan, may be resold under Rule 144 by non-affiliates subject only to the manner of sale requirements, and by affiliates without regard to the two-year holding period requirements, commencing 90 days after the date of the Offerings.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income tax basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, or to certain types of holders subject to special treatment under United States federal income tax laws (such as life insurance companies and dealers in securities). Nor does it address tax consequences under the laws of any state, municipality or other taxing jurisdiction or under the laws of any country other than the United States.

  Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

  Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (or alternatively are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends, or dividends attributable to a permanent establishment, are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

  Under current U.S. Treasury regulations, dividends paid to an address outside the United States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the non-U.S. holder held, directly or indirectly, at any time during the 5-year period ending on the date of disposition (or such shorter period that such shares were held) more than 5% of the Common Stock. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends not subject to withholding tax may be subject to backup withholding if the non-U.S. holder is not an "exempt recipient" and fails to provide a tax identification number and other information to the Company. Under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

  If the proceeds of a disposition of Common Stock are paid over by or through a United States office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies under penalties of perjury as to his name, address, and non-U.S. holder status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding requirement will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that either
(i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" for United States federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, each of the Underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc. and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:

                                                                      NUMBER OF
    U. S. UNDERWRITERS                                                 SHARES
    ------------------                                                ---------
   Lehman Brothers Inc. .............................................
   Hambrecht & Quist LLC.............................................
                                                                      ---------
     Total........................................................... 4,400,000
                                                                      =========

  Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each of the managers named below (the "International Managers"), for whom Lehman
Brothers International (Europe) and Hambrecht & Quist LLC are acting as lead managers (the "Lead Managers"), has severally agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the number of shares of Common Stock set forth opposite the name of such International Manager below:

                                                                      NUMBER OF
   INTERNATIONAL MANAGERS                                              SHARES
   ----------------------                                             ---------
   Lehman Brothers International (Europe)............................
   Hambrecht & Quist LLC.............................................


                                                                      ---------
     Total........................................................... 1,100,000
                                                                      =========

  The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that, if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreement must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

  The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price
less a selling concession not in excess of $    per share. The selected
dealers may reallow a concession not in excess of $   per share to certain
brokers and dealers.

After the initial public offering, the public offering price, the concession to selected dealers and reallowance may be changed by the Representative and the Lead Managers.

  Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for shares of the Common Stock or as to the price at which shares of the Common Stock may trade in the public market from time to time subsequent to the Offerings. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Representatives and the Lead Managers. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the financial and operating history and condition of the Company, the Company's business and financial prospects, the prospects for the industry in which the Company operates, the recent market prices of securities of companies in businesses similar to that of the Company and other relevant factors.

  The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an aggregate of 660,000 and 165,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the initial price to the public less the aggregate underwriting discounts, shown on the cover page of this Prospectus. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters or International Managers exercise such options, each of the U.S. Underwriters or International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment.

  The U.S. Underwriters and the International Managers have entered into an Agreement between U.S. Underwriters and International Managers pursuant to which such U.S. Underwriter has agreed that as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the U.S. Offering, (i) it is not purchasing any of such shares for the account of anyone other than a U.S. Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the U.S. Offering to anyone other than a U.S. Person. In addition, pursuant to the same Agreement, each International Manager has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the International Offering, (i) it is not purchasing any of such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the International Offering to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investing discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. Person" means any resident or citizen of the United States or Canada and its provinces, any corporation or other entity created or organized in or under the laws of the United States or Canada and its provinces or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income. The term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent there are sales between the

U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

  Each International Manager has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of the Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise be lawfully issued or passed on.

  Purchasers of the shares offered pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country to purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act or to contribute to payments that U.S. Underwriters and the International Managers may be required to make in respect thereof.

  In connection with the Offerings, the officers and directors of the Company, certain other securityholders and the Company have agreed, with certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus, in each case, without first obtaining the written consent of Lehman Brothers.

  The Representatives have informed the Company that the U.S. Underwriters do not intend to confirm sales of Common Stock to any accounts over which they exercise discretionary authority.

  The U.S. Underwriters and International Managers have reserved for sale, at the initial public offering price, up to 5% of the shares of Common Stock offered hereby for certain employees, customers and vendors of the Company, and certain other individuals and entities, who have expressed an interest in purchasing such shares of Common Stock in the Offerings. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the U.S. Underwriters and International Managers to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the U.S. Underwriters and International Managers by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this Prospectus, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and investment partnerships of which members of such firm are partners beneficially own 17,314 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of MagiNet Corporation at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of PRODAC Prozessdatentechnik GmbH at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young GmbH, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                              MAGINET CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
MagiNet Corporation Consolidated Financial Statements:
  Report of Ernst & Young LLP, Independent Auditors......................  F-2
  Consolidated Balance Sheets............................................  F-3
  Consolidated Statements of Operations..................................  F-4
  Consolidated Statement of Stockholders' Equity.........................  F-5
  Consolidated Statements of Cash Flows..................................  F-6
  Notes to Consolidated Financial Statements.............................  F-7
PRODAC Prozessdatentechnik GmbH Consolidated Financial Statements:
  Report of Ernst & Young GmbH, Independent Auditors..................... F-20
  Consolidated Balance Sheets............................................ F-21
  Consolidated Statements of Operations.................................. F-22
  Consolidated Statements of Shareholders' Deficiency.................... F-23
  Consolidated Statements of Cash Flows.................................. F-24
  Notes to Consolidated Financial Statements............................. F-25
MagiNet Corporation Unaudited Pro Forma Condensed Combined Financial
 Statements:
  Unaudited Pro Forma Condensed Combined Financial Information........... F-36
  Unaudited Pro Forma Condensed Combined Balance Sheets.................. F-38
  Unaudited Pro Forma Condensed Combined Statements of Operations........ F-39
  Notes to Unaudited Pro Forma Condensed Combined Financial Statements... F-41

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
MagiNet Corporation

  We have audited the accompanying consolidated balance sheets of MagiNet Corporation as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagiNet Corporation at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Palo Alto, California
February 16, 1996

                              MAGINET CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               UNAUDITED PRO
                                                                   FORMA
                                                               STOCKHOLDERS'
                               DECEMBER 31,                       EQUITY
                             ------------------  SEPTEMBER 30, SEPTEMBER 30,
                               1994      1995        1996          1996
                             --------  --------  ------------- -------------
                                                (UNAUDITED)
ASSETS
Current assets:
 Cash and cash
  equivalents..............  $ 10,532  $ 18,672    $  7,251
 Short-term investments....       429       151         --
 Accounts receivable.......       347     1,191       2,081
 Other current assets......       351       624       1,679
                             --------  --------    --------
Total current assets.......    11,659    20,638      11,011
Video systems, net.........    10,704    20,961      31,683
Property and equipment,
 net.......................       638     1,376       1,745
Prepaid royalties..........       876     1,095       1,478
Other assets...............       122     2,470       3,567
                             --------  --------    --------
Total assets...............  $ 23,999  $ 46,540    $ 49,484
                             ========  ========    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt...........  $    374  $     97    $    288
 Accounts payable..........     2,327     1,738       1,999
 Accrued compensation......        54       340         650
 Accrued interest..........        16     1,016         392
 Other accrued
  liabilities..............     1,137     2,905       2,825
                             --------  --------    --------
Total current liabilities..     3,908     6,096       6,154
Deferred tax liability.....       --        544       1,211
Long-term debt.............       --     24,900      25,829
Minority interests in
 consolidated
 subsidiaries..............       167       389         321
Commitments................
Stockholders' equity:
 Preferred stock, no par
  value; 12,122 shares
  authorized, issuable in
  series: 7,766 shares,
  9,005 shares and 10,909
  shares issued and
  outstanding at December
  31, 1994 and 1995, and
  September 30, 1996,
  respectively, all of
  which are convertible;
  aggregate liquidation
  preference of $56,572 at
  September 30, 1996 (pro
  forma: $.001 par value,
  5,000 shares authorized,
  none outstanding)........    32,593    40,231      53,241      $    --
 Common Stock, no par
  value; 20,000 shares
  authorized; 276 shares,
  307 shares and 508 shares
  issued and outstanding at
  December 31, 1994 and
  1995, and September 30,
  1996, respectively (pro
  forma: $.001 par value,
  45,000 shares authorized,
  11,417 shares issued and
  outstanding).............         9        23         504            11
 Additional paid-in
  capital..................       --        --          --         53,734
 Warrants to purchase
  common stock.............       --        101         101           101
 Deferred compensation.....       --        --         (218)         (218)
 Accumulated deficit.......   (12,678)  (25,474)    (37,008)      (37,008)
 Cumulative translation
  adjustment...............       --       (270)       (651)         (651)
                             --------  --------    --------      --------
 Total stockholders'
  equity...................    19,924    14,611      15,969      $ 15,969
                             --------  --------    --------      ========
Total liabilities and
 stockholders' equity......  $ 23,999  $ 46,540    $ 49,484
                             ========  ========    ========

                            See accompanying notes.

                              MAGINET CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                --------------------------  -------------------
                                 1993     1994      1995      1995      1996
                                -------  -------  --------  --------  ---------
                                                               (UNAUDITED)
Revenue.......................  $   395  $ 2,342  $  8,689  $  5,655  $  12,048
Costs and expenses:
  Direct costs................      294    1,156     3,731     2,586      6,232
  Depreciation and
   amortization...............      171      957     3,682     2,564      4,747
  Operations expenses.........      464    2,876     3,108     2,161      1,514
  Selling, general and
   administrative.............    1,497    4,294     8,420     5,647      6,941
  Research and development....    1,320      856     1,247       890      1,599
                                -------  -------  --------  --------  ---------
Total costs and expenses......    3,746   10,139    20,188    13,848     21,033
                                -------  -------  --------  --------  ---------
Operating loss................   (3,351)  (7,797)  (11,499)   (8,193)    (8,985)
Interest expense..............      (49)    (319)   (1,297)     (517)    (2,710)
Interest income and other,
 net..........................       21       66       306       138        627
                                -------  -------  --------  --------  ---------
Loss before income taxes and
 minority interest in net
 losses of consolidated
 subsidiaries.................   (3,379)  (8,050)  (12,490)   (8,572)   (11,068)
Provision for income taxes....      --       --       (554)     (423)      (681)
Minority interest in net
 losses of consolidated
 subsidiaries.................      --       124       248       204        215
                                -------  -------  --------  --------  ---------
Net loss......................  $(3,379) $(7,926) $(12,796) $ (8,791) $ (11,534)
                                =======  =======  ========  ========  =========
Pro forma net loss per share..                    $  (1.03)           $   (0.93)
Shares used in computation of
 pro forma
 net loss per share...........                      12,392               12,407


                            See accompanying notes.

                              MAGINET CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                          PREFERRED STOCK  COMMON STOCK                                    CUMULATIVE      TOTAL
                          ---------------- -------------            DEFERRED   ACCUMULATED TRANSLATION STOCKHOLDERS'
                          SHARES   AMOUNT  SHARES AMOUNT WARRANTS COMPENSATION   DEFICIT   ADJUSTMENT     EQUITY
                          ------- -------- ------ ------ -------- ------------ ----------- ----------- -------------
BALANCES AT DECEMBER 31,
 1992...................      590 $  2,018  285    $  3   $ --       $ --       $ (1,373)     $ --        $   648
 Issuance of Series B
  Convertible Preferred
  Stock (net of issuance
  costs of $61).........      889    3,939  --      --      --         --            --         --          3,939
 Repurchase of Common
  Stock.................      --       --   (21)    --      --         --            --         --            --
 Net loss...............      --       --   --      --      --         --         (3,379)       --         (3,379)
                          ------- --------  ---    ----   -----      -----      --------      -----       -------
BALANCES AT DECEMBER 31,
 1993...................    1,479    5,957  264       3     --         --         (4,752)       --          1,208
 Exercise of stock
  options...............      --       --    12       6     --         --            --         --              6
 Issuance of Series C
  Convertible Preferred
  Stock (net of issuance
  costs of $1,656)......    6,287   26,636  --      --      --         --            --         --         26,636
 Net loss...............      --       --   --      --      --         --         (7,926)       --         (7,926)
                          ------- --------  ---    ----   -----      -----      --------      -----       -------
BALANCES AT DECEMBER 31,
 1994...................    7,766   32,593  276       9     --         --        (12,678)       --         19,924
 Exercise of stock
  options...............      --       --    31      14     --         --            --         --             14
 Warrants to purchase
  Common Stock issued in
  conjunction with
  senior debt
  financing.............      --       --   --      --      101        --            --         --            101
 Issuance of Series D
  Convertible Preferred
  Stock (net of issuance
  costs of $1,038)......    1,239    7,638  --      --      --         --            --         --          7,638
 Translation
  adjustment............      --       --   --      --      --         --            --        (270)         (270)
 Net loss...............      --       --   --      --      --         --        (12,796)       --        (12,796)
                          ------- --------  ---    ----   -----      -----      --------      -----       -------
BALANCES AT DECEMBER 31,
 1995...................    9,005   40,231  307      23     101        --        (25,474)      (270)       14,611
 Exercise of stock
  options (unaudited)...      --       --   136     133     --         --            --         --            133
 Issuance of Common
  Stock (unaudited).....      --       --    65     130     --         --            --         --            130
 Issuance of Series D
  Convertible Preferred
  Stock (net of issuance
  costs of $314)
  (unaudited)...........    1,904   13,010  --      --      --         --            --         --         13,010
 Deferred compensation
  related to grant of
  stock options
  (unaudited)...........      --       --   --      218     --        (218)          --         --            --
 Translation adjustment
  (unaudited)...........      --       --   --      --      --         --            --        (381)         (381)
 Net loss (unaudited)...      --       --   --      --      --         --        (11,534)       --        (11,534)
                          ------- --------  ---    ----   -----      -----      --------      -----       -------
BALANCES AT SEPTEMBER
 30, 1996 (unaudited)...   10,909 $ 53,241  508    $504   $ 101      $(218)     $(37,008)     $(651)      $15,969
                          ======= ========  ===    ====   =====      =====      ========      =====       =======

                            See accompanying notes.

                              MAGINET CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        NINE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                            --------------------------  -------------------
                             1993     1994      1995      1995      1996
                            -------  -------  --------  --------  ---------
                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net loss..................  $(3,379) $(7,926) $(12,796) $ (8,791)  $(11,534)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
 Depreciation.............      153      851     3,212     2,222      4,335
 Amortization of prepaid
  royalties...............       18      106       479       342        412
 Amortization of Senior
  Secured Note financing
  costs...................      --       --        145        37        348
 Interest on convertible
  subordinated debt.......      --       192       --        --         --
 Minority interests.......      --      (124)     (248)     (204)      (215)
 Changes in operating
  assets and liabilities:
 Accounts receivable......      (46)    (301)     (844)     (762)      (890)
 Other current assets.....      (90)    (261)     (273)     (280)    (1,055)
 Other assets.............       43     (105)     (303)     (437)    (1,445)
 Accounts payable and
  other accrued
  liabilities.............    1,548    1,431     3,009     1,193        534
                            -------  -------  --------  --------  ---------
 Total adjustments........    1,626    1,789     5,177     2,111      2,024
                            -------  -------  --------  --------  ---------
 Net cash used in
  operating activities....   (1,753)  (6,137)   (7,619)   (6,680)    (9,510)
                            -------  -------  --------  --------  ---------
INVESTING ACTIVITIES
Redemption (purchase) of
 available-for-sale
 securities...............      --      (429)      278       429        151
Investment in video
 systems..................   (2,590)  (8,670)  (13,262)  (10,838)   (14,826)
Investment in property and
 equipment................     (501)    (262)   (1,215)     (558)      (871)
Nonrefundable prepaid
 royalty..................      --       --       (698)      --        (905)
                            -------  -------  --------  --------  ---------
Net cash used in investing
 activities...............   (3,091)  (9,361)  (14,897)  (10,967)   (16,451)
                            -------  -------  --------  --------  ---------
FINANCING ACTIVITIES
Proceeds from debt........      --       374     6,000     6,000      1,120
Payment on debt...........     (257)     --     (6,277)   (6,261)       --
Proceeds (payment) of note
 payable to stockholders..    1,400   (1,400)      --        --         --
Proceeds from Senior
 Secured Notes, net of
 issuance costs...........      --       --     22,811    22,811        --
Proceeds from Convertible
 Subordinated Debt........      --     9,000       --        --         --
Issuance of Preferred
 Stock, net of issuance
 costs....................    3,939   17,444     7,638       --      13,010
Issuance of Common Stock..      --         6        14        14        263
Proceeds from minority
 investors................      --       291       470       470        147
                            -------  -------  --------  --------  ---------
Net cash provided by
 financing activities.....    5,082   25,715    30,656    23,034     14,540
                            -------  -------  --------  --------  ---------
Net increase (decrease) in
 cash and cash
 equivalents..............      238   10,217     8,140     5,387    (11,421)
Cash and cash equivalents
 at beginning of period...       77      315    10,532    10,532     18,672
                            -------  -------  --------  --------  ---------
Cash and cash equivalents
 at end of period.........  $   315  $10,532  $ 18,672  $ 15,919  $   7,251
                            =======  =======  ========  ========  =========
SUPPLEMENTAL SCHEDULE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES
Issuance of Series C
 Preferred Stock for
 cancellation of
 convertible subordinated
 debt plus accrued
 interest.................  $   --   $ 9,192  $    --   $    --   $     --
                            =======  =======  ========  ========  =========
Warrants issued in
 connection with Senior
 Secured Notes............  $   --   $   --   $    101  $    101  $     --
                            =======  =======  ========  ========  =========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION
Interest paid.............  $    18  $   319  $    187  $    174  $   2,986
                            =======  =======  ========  ========  =========

                            See accompanying notes.

                              MAGINET CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION AND NATURE OF OPERATIONS

  In August 1995, MagiNet Corporation (the Company) was created as a holding company for all of its operating subsidiaries. The Company provides advanced in-room interactive video entertainment and information systems to hotels in the Pacific Rim, Middle East, Europe, and Africa.

  Upon completion of the IPO, all of the Company's 10,908,878 shares of convertible Preferred Stock outstanding as of September 30, 1996 will be converted into 10,908,878 shares of Common Stock. The pro forma effect of these conversions has been reflected on the accompanying unaudited pro forma balance sheet assuming they had occurred at September 30, 1996.

  On August 8, 1996, the Board of Directors approved the reincorporation of the Company in the State of Delaware, which was approved by the shareholders in October 1996 and effected in December 1996. In addition, effective upon the closing of the IPO, the Board of Directors and stockholders of the Company have approved the filing of a restated certificate of incorporation to authorize 45,000,000 shares of Common Stock and 5,000,000 shares of Undesignated Preferred Stock.

 BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of MagiNet Corporation and its subsidiaries primarily located in the Pacific Rim. All significant intercompany balances and transactions have been eliminated.

  In order for the Company to remain in compliance with the amended senior note covenants (see Note 3) through September 1997, the Company must achieve its operating plan and/or raise new capital. If the Company is unable to achieve the revenue element of its operating plan it may have to substantially reduce its level of spending in order to remain in compliance with the amended senior note covenants through September 1997. Management believes it can achieve its operating plan and/or raise additional equity. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

 INTERIM FINANCIAL DATA

  The interim financial data for the nine months ended September 30, 1995 and 1996 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods ended September 30, 1995, and 1996. Results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

 NET LOSS PER SHARE

  Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options, convertible Preferred Stock and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common share equivalent shares issued during the period beginning 12 months prior to the initial filing of the Company's Registration Statement at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible Preferred Stock).

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

  Historical net loss per share information is as follows:

                                                           NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                -------------------------  ------------------
                                 1993     1994     1995      1995      1996
                                -------  -------  -------  --------  --------
   Net loss per share..........  $(0.73)  $(1.72)  $(2.77)   $(1.90)   $(2.49)
   Shares used in computing
    historical net loss per
    share (in thousands).......   4,598    4,606    4,626     4,620     4,641

  Pro forma net loss per share has been computed as described above and also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's initial public offering (using the if-converted method). Such shares are included from the original date of issuance.

 REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK

  The Company installs and operates its video systems at no cost to the hotels, and issues invoices to the hotels and recognizes revenue, less an allowance for denials, each month based on reported viewings of hotel guests. The Company also sells its video systems to hotels in markets where it does not expect to maintain operations. The Company performs ongoing credit evaluations of its installed hotels and does not generally require collateral. Reserves are maintained for potential credit losses and such losses have been within management's expectations.

 FOREIGN CURRENCY TRANSLATION

  The Company's foreign subsidiaries use as their functional currency the local currencies of the countries in which they operate. Their assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustments are disclosed as a separate component of stockholders' equity. Foreign currency transaction gains and losses were not material in any of the comparison periods.

 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  The Company adopted in 1996, FASB Statement No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of FAS 121 did not have a material impact on the Company.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


 CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  The Company invests its surplus cash principally in money market funds and certificates of deposit. Those investments maturing within 90 days after purchase are classified as cash equivalents. Those maturing after 90 days are classified as short-term investments. Short-term investments are stated at cost which approximates market. All marketable securities held by the Company are classified as available-for-sale. The Company has not realized any material gains or losses on such investments during the nine months ended September 30, 1995 and 1996, and during the years ended December 31, 1993, 1994 and 1995.

  The Company's marketable investments consist of the following:

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------- ------- -------------
                                                          (IN THOUSANDS)
   Cash........................................... $   908 $ 2,623    $ 1,814
   Money market...................................   3,496  12,768      4,306
   Certificates of deposit........................     599   3,432      1,131
   U.S. treasury obligation.......................   3,000     --         --
   U.S. commercial paper..........................   2,958     --         --
                                                   ------- -------    -------
   Total.......................................... $10,961 $18,823    $ 7,251
                                                   ======= =======    =======
   Disclosed as:
     Cash and cash equivalents.................... $10,532 $18,672    $ 7,251
     Short-term investments.......................     429     151        --
                                                   ------- -------    -------
     Total........................................ $10,961 $18,823    $ 7,251
                                                   ======= =======    =======

  During the nine months ended September 30, 1995 and 1996, there were no gross cash flows from the purchases of available-for-sale securities. During the nine months ended September 30, 1995 and 1996 gross cash flows from the maturities of available-for-sale securities were $429,000 and $151,000, respectively.

  Gross cash flows from the purchases of available-for-sale securities were none, $429,000 and $151,000 for the years ended December 31, 1993, 1994 and 1995. Gross cash flows from the maturities of available-for-sale securities were none for the years ended December 31, 1993 and 1994, and $429,000 for the year ended December 31, 1995.

  At September 30, 1996, the Company held approximately $256,000 of restricted cash as collateral against an equipment lease line of credit and $500,000 of certificates of deposit restricted as collateral for letters of credit which expire on December 31, 1996.

 DEFERRED DEBT FINANCING COSTS

  Debt financing costs are deferred and amortized over the term of the related debt. The Company's deferred financing costs are included within other assets and consist of the following:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1995         1996
                                                    ------------ -------------
                                                          (IN THOUSANDS)
   Deferred financing costs incurred in connection
    with the August 1995 issuance of Senior
    Secured Notes, net of amortization of $145 at
    December 31, 1995 and $493 at September 30,
    1996..........................................     $2,045       $1,697
                                                       ======       ======

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

 VIDEO SYSTEMS

  Video systems are stated at cost, net of accumulated depreciation, and consist of the following:

                                              DECEMBER 31,
                                         ----------------------- SEPTEMBER 30,
                                          1994         1995          1996
                                         -------  -------------- -------------
                                                  (IN THOUSANDS)
   Installed video systems.............. $ 7,592     $20,845        $31,097
   Uninstalled video systems and
    installations-in-progress...........   3,935       3,674          7,871
                                         -------     -------        -------
                                          11,527      24,519         38,968
   Less accumulated depreciation........    (823)     (3,558)        (7,285)
                                         -------     -------        -------
                                         $10,704     $20,961        $31,683
                                         =======     =======        =======

  Installed video systems consist of equipment and installation costs at hotel locations and are depreciated using the straight-line method over the lesser of the life of the contract or five years. Uninstalled video systems and installations-in-progress consist primarily of purchased components.

 PROPERTY AND EQUIPMENT

  Property and equipment is stated at cost, less accumulated depreciation and consist of the following:

                                               DECEMBER 31,
                                            -------------------- SEPTEMBER 30,
                                            1994       1995          1996
                                            ----  -------------- -------------
                                                  (IN THOUSANDS)
   Computer and video testing equipment.... $703      $1,758        $2,578
   Furniture and fixtures..................  117         277           328
                                            ----      ------        ------
                                             820       2,035         2,906
   Less accumulated depreciation........... (182)       (659)       (1,161)
                                            ----      ------        ------
                                            $638      $1,376        $1,745
                                            ====      ======        ======

  Property and equipment is depreciated using the straight-line method over an estimated useful life of between two and seven years.

2. TECHNOLOGY AGREEMENTS

  Pursuant to an agreement in 1992, the Company has the exclusive right to use certain technology in the design and manufacture of its product, as defined in the agreement, for use in specific countries principally in the Pacific Rim, Middle East and Africa. The owner of the technology became a related party pursuant to the purchase of Preferred Stock in 1993. Such owner held a seat on the Company's Board of Directors until December 1995. As of September 30, 1996, such owner's share of total outstanding voting securities had declined to approximately 3%. In addition, pursuant to a technology license agreement entered into in December 1995, the Company acquired the exclusive right to use another technology in the design and manufacture of its product for use outside of North America.

  The Company has paid cumulative nonrefundable royalties of $2,000,000 as of September 30, 1996 in prepayments against future royalty obligations. Future royalty obligation terms range from a certain percentage of net revenues less hotel commissions (subject to reduction upon certain conditions) generated from use of the

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

technology to a flat fee per room per month where the technology is utilized. Additional nonrefundable royalty prepayments in the amount of $3,000,000 will be due in the fourth quarter of 1996, $1,000,000 in 1997 and $1,500,000 in 1998, based on performance of the vendor in providing additional enhancements to the technology.

3. DEBT

  Short-term debt represents notes payable on borrowings by the Company's majority-owned joint venture in Japan from the joint venture's minority partner, and the current portion of liabilities for an equipment lease line of credit in Korea. Interest on the Japanese note accrues at 9.5%. Both interest and principal on the Japanese note are payable after the joint venture is profitable for at least one quarter.

  Long-term debt consists of Senior Secured Notes issued by the Company on August 15, 1995, and an amount borrowed pursuant to a $2.8 million equipment lease line of credit in South Korea which was established in May, 1996. The equipment lease line of credit is partially denominated in Korean won and partially in U.S. dollars. The balance due on the equipment lease line was $962,000 at September 30, 1996 and is to be repaid over 5 years at LIBOR plus 1.42% on the U.S. portion and at South Korean Basic Lending Rate on the South Korean portion. The interest rate at September 30, 1996 was approximately 8% per annum. The amount of restricted cash collateralized against the South Korean equipment lease line was $256,000 at September 30, 1996.

  The $24,900,000 Senior Secured Notes are payable in full on August 15, 2000 and bear interest at 11.5% per annum. Interest is payable semiannually on February 15 and August 15. The Company has pledged, as collateral to the holders of Senior Secured Notes, between 66% and 100% of its shares in each of its wholly owned subsidiaries and majority-owned joint ventures. The Senior Secured Notes covenants restrict payment of dividends and contains specific financial covenants. At September 30, 1996 the Company was not in compliance with a financial covenant but has obtained a waiver from the Secured Senior Note holders. In addition the Senior Secured Note financial covenants have been amended in exchange for the elimination of a 100,000 share adjustment provision in outstanding warrants and a commitment to issue new warrants for up to 1,000,000 additional shares at an exercise price of $7 per share if the Company does not raise additional equity capital of at least $40 million by March 31, 1997, such as an IPO.

  The carrying value of the Senior Secured Notes approximates fair value at September 30, 1996. The fair value of the Company's Senior Secured Notes was estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the Company for borrowings with similar terms and maturity.

4. COMMITMENTS

  The Company leases its headquarters and foreign sales and support facilities and certain equipment under noncancelable operating leases. At September 30, 1996, minimum lease commitments are as follows:

                                                                    OPERATING
                                                                     LEASES
                                                                  --------------
                                                                  (IN THOUSANDS)
      Three months ending December 31, 1996......................      $147
      Years ending December 31, 1997.............................       324
        1998.....................................................       159
        1999.....................................................        27
        2000.....................................................         8
                                                                       ----
      Total minimum payments required............................      $665
                                                                       ====

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  Rent expense was approximately $235,000 and $454,000 for the nine months ended September 30, 1995 and 1996 and $59,000, $222,000 and $320,000 for the
years ended December 31, 1993, 1994 and 1995, respectively.

5. STOCKHOLDERS' EQUITY

 PREFERRED STOCK

  Preferred Stock authorized and outstanding at September 30, 1996 is as follows:

                                       NUMBER OF SHARES
                                    ----------------------          AGGREGATE
                                               ISSUED AND          LIQUIDATION
                                    AUTHORIZED OUTSTANDING AMOUNT  PREFERENCE
                                    ---------- ----------- ------- -----------
                                          (IN THOUSANDS, EXCEPT SHARES)
   Designated series (all convert-
    ible):
      A...........................     150,000    150,000  $   277   $   300
      B...........................   1,328,930  1,328,927    5,680     5,980
      C...........................   7,500,000  6,287,093   26,636    28,292
      D...........................   3,142,858  3,142,858   20,648    22,000
                                    ---------- ----------  -------   -------
                                    12,121,788 10,908,878  $53,241   $56,572
                                    ========== ==========  =======   =======

  All series of Preferred Stock are convertible at the stockholder's option at any time into Common Stock on a one-for-one basis (subject to adjustment for certain dilutive events). All series have voting rights equal to the voting rights of the shares of Common Stock they would have upon conversion. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $25,000,000 and certain other conditions. At September 30, 1996, the Company had reserved 10,908,878 shares of Common Stock to be issued to stockholders upon conversion of the outstanding Preferred Stock.

  Holders of Preferred Stock are entitled to noncumulative dividends (per share) as follows:

      Series A............................................................ $0.16
      Series B............................................................ $0.36
      Series C............................................................ $0.36
      Series D............................................................ $0.56

  Dividends, if declared, shall be set apart for payment and paid first to holders of Series D Preferred Stock, second to holders of Series C Preferred Stock, and third ratably to the holders of Series A and B Preferred Stock. No dividends shall be declared on Common Stock until all holders of Preferred Stock have been paid in full. As of September 30, 1996 no dividends have been declared.

  In the event of a liquidation or winding up of the Company, holders of Preferred Stock are entitled to the following liquidation preferences (per share):

      Series A............................................................ $2.00
      Series B............................................................ $4.50
      Series C............................................................ $4.50
      Series D............................................................ $7.00

  The liquidation preferences are to be paid in full, so long as proceeds are available, first to the holders of Series D Preferred Stock, second to the holders of Series C Preferred Stock, third to the holders of Series B

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

Preferred Stock, and fourth to the holders of Series A Preferred Stock. If any assets of the Company remain after payment of the full liquidation preferences of the holders of Preferred Stock, they will be distributed among the holders of Series B, Series C, and Series D Preferred Stock and Common Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon the conversion of their Preferred Stock.

 STOCK OPTION PLANS

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  During 1992, the Company adopted two stock option plans, the Key Personnel Stock Option Plan and the 1992 Stock Option Plan (together, the Plans). The Plans provide that options for 3,800,000 shares of Common Stock may be granted to employees, officers, directors, consultants and promotional representatives of the Company. The Plans allow for both incentive and nonqualified stock options to be granted to employees.

  The Plans provide that the exercise price for incentive stock options will be no less than the fair market value of the Company's Common Stock (no less than 85% of fair market value for nonqualified stock options), as determined by the board of directors at the date of grant. These options have five year terms and become exercisable ratably over three to four years.

  The effect of applying the FASB statement's minimum value method to the Company's stock option awards did not result in pro forma net loss and loss per share that are materially different from historical amounts reported. Therefore, such pro forma information is not separately presented herein. Future pro forma net income and earnings per share results may be materially different from actual amounts reported.

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  Aggregate option activity is as follows:

                                                   OUTSTANDING STOCK OPTIONS
                                                   ----------------------------
                                                                     WEIGHTED
                                                                     AVERAGE
                                                    NUMBER OF       PRICE PER
                                                      SHARES          SHARE
                                                   --------------  ------------
   Balance at December 31, 1992...................         49,000    $0.45
     Granted......................................         58,300    $0.46
                                                   --------------
   Balance at December 31, 1993...................        107,300    $0.46
     Granted......................................        149,750    $0.83
     Exercised....................................        (12,469)   $0.45
     Canceled.....................................        (34,331)   $0.46
                                                   --------------
   Balance at December 31, 1994...................        210,250    $0.72
     Granted......................................        951,450    $1.12
     Exercised....................................        (30,913)   $0.47
     Canceled.....................................       (118,337)   $0.89
                                                   --------------
   Balance at December 31, 1995...................      1,012,450    $1.09
     Granted......................................        962,824    $2.97
     Exercised....................................       (135,810)   $0.97
     Canceled.....................................       (137,384)   $0.99
                                                   --------------
   Balance at September 30, 1996..................      1,702,080    $2.17
                                                   ==============

  As of September 30, 1996, 1,918,728 shares of Common Stock reserved under the Plans were available for granting of additional options. The price range at September 30, 1996 of options outstanding under the Plans is $0.45 to $8.00. The weighted average contractual life of the outstanding options at September 30, 1996 is 46 months.

  The Company has recorded deferred compensation expense of $218,000 for the difference between the grant price and the deemed fair value of certain of the Company's stock options granted in the second and third quarters of 1996. This amount is being amortized over the options' 48 month vesting periods.

  On August 8, 1996, the Board of Directors approved the 1996 Director's Stock Option Plan and reserved a total of 200,000 shares of the Company's authorized but unissued Common Stock for issuance to non-employee directors upon the exercise of options granted. Options must be granted with exercise prices at least equal to the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors.

  On August 8, 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan and reserved a total of 200,000 shares of the Company's authorized but unissued Common Stock for issuance thereunder. At September 30, 1996, the Company has reserved 4,020,808 shares of authorized Common Stock for issuance under all of the Company's stock option plans.

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  The following table summarizes the number and weighted average price per share of exercisable stock options under the Plans.

                                                    EXERCISABLE STOCK OPTIONS
                                                    ---------------------------
                                                                     WEIGHTED
                                                                     AVERAGE
                                                     NUMBER OF      PRICE PER
                                                       SHARES         SHARE
                                                    -------------  ------------
   December 31, 1993...............................     23,748        $0.47
   December 31, 1994...............................     44,432        $0.50
   December 31, 1995...............................    314,187        $0.96
   September 30, 1996..............................    521,933        $1.37

 WARRANTS

  As of September 30, 1996, warrants to purchase 2,520,396 shares of Common Stock were outstanding at exercise prices of $0.50 to $7.00 per share. As of September 30, 1996, warrants to purchase 1,184,444 shares of Series C Preferred Stock were outstanding at an exercise price of $4.50 per share. At September 30, 1996, the Company has reserved 3,704,840 shares of authorized Common Stock pursuant to these warrants. All warrants are exercisable at the option of the holders on or before dates ranging from March 1, 1998 through September 29, 1999, or earlier upon effectiveness of an initial public offering.

6. INCOME TAXES

   The provision for income taxes is comprised of the following:

                                    YEAR ENDED DECEMBER 31,      NINE MONTHS
                                   -------------------------        ENDED
                                     1993     1994    1995    SEPTEMBER 30, 1996
                                   -------- -------- -------  ------------------
                                                  (IN THOUSANDS)
   State
     Current...................... $    --  $    --  $     2       $  4
   Foreign
     Current......................      --       --        8         10
     Deferred.....................      --       --      544        667
                                   -------- -------- -------       ----
                                   $    --  $    --  $   554       $681
                                   ======== ======== =======       ====

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  The Company's effective provision for income taxes from continuing operations differs from the amount computed by applying the federal statutory rate of 34% due to the following:

                                 YEAR ENDED DECEMBER 31,       NINE MONTHS
                                 -------------------------        ENDED
                                  1993     1994     1995    SEPTEMBER 30, 1996
                                 -------  -------  -------  ------------------
                                               (IN THOUSANDS)
   Expected benefit at federal
    statutory rate.............  $(1,149) $(2,695) $(4,162)      $(3,690)
   Net operating losses not
    benefitted.................    1,149    2,695    4,162         3,690
   State taxes.................      --       --         2             4
   Foreign withholding taxes...      --       --       544           667
   Other, net..................      --       --         8            10
                                 -------  -------  -------       -------
   Provision for income taxes..  $   --   $   --   $   554       $   681
                                 =======  =======  =======       =======

  For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996 the Company had pre-tax losses from foreign operations of $408,000, $1,239,000, $3,990,000 and $3,628,000, respectively.

  As of December 31, 1995, the Company had federal net operating loss carryforwards and research and development tax credits of approximately $16,200,000 and $130,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2007 through 2011. The Company had state net operating loss carryforwards of approximately $9,500,000 as of December 31, 1995, which will expire at various dates beginning in 1997 through 2002. The Company also had foreign net operating loss carryforwards from various taxing authorities of approximately $5,800,000 at December 31, 1995. The principal portion of the foreign net operating loss carryforwards will expire at various dates beginning in 1999 through 2000.

  Utilization of the federal and state net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)


  Significant components of the Company's deferred tax assets for federal, state and foreign income taxes are as follows:

                                   YEAR ENDED DECEMBER 31,      NINE MONTHS
                                   ------------------------        ENDED
                                      1994         1995      SEPTEMBER 30, 1996
                                   -----------  -----------  ------------------
                                                 (IN THOUSANDS)
   Deferred tax assets:
     Federal and state net
      operating losses...........  $     3,450  $     6,090       $  8,620
     Foreign net operating
      losses.....................          540        1,890          3,324
     Research credit
      carryforwards..............          150          200            220
     Capitalized research &
      development................           90          130            170
     Video systems reserves......          520          600            590
     Other.......................           50           90             85
                                   -----------  -----------       --------
     Total deferred tax assets...        4,800        9,000         13,009
     Valuation allowance for
      deferred tax assets........       (4,800)      (9,000)       (13,009)
                                   -----------  -----------       --------
     Net deferred tax assets.....          --           --             --
                                   -----------  -----------       --------
   Deferred tax liabilities:
     Foreign withholding taxes...          --          (544)        (1,211)
                                   -----------  -----------       --------
     Net deferred tax liability..  $       --   $      (544)      $ (1,211)
                                   ===========  ===========       ========

  Due to the Company's lack of earnings history, the net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $1,300,000 and $3,000,000 in 1993 and 1994, respectively.

                              MAGINET CORPORATION

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


7. GEOGRAPHIC DATA

  Geographic information for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996 is presented in the following table. Identifiable assets are those that can be directly associated with a particular geographic area.

                                 YEAR ENDED DECEMBER 31,        NINE MONTHS
                                 --------------------------        ENDED
                                  1993     1994      1995    SEPTEMBER 30, 1996
                                 -------  -------  --------  ------------------
                                               (IN THOUSANDS)
   Net revenue
     United States.............. $   --   $   --   $    --        $    146
     Pacific Rim................     395    2,342     8,520         11,000
     Other......................     --       --        169            902
                                 -------  -------  --------       --------
                                 $   395  $ 2,342  $  8,689       $ 12,048
                                 =======  =======  ========       ========
   Operating loss
     United States.............. $(3,111) $(6,763) $ (5,637)      $ (3,772)
     Pacific Rim................    (240)    (941)   (3,763)        (2,877)
     Other......................     --       (10)     (508)          (828)
     Intercompany elimination...     --       (83)   (1,591)        (1,508)
                                 -------  -------  --------       --------
                                 $(3,351) $(7,797) $(11,499)      $ (8,985)
                                 =======  =======  ========       ========
   Identifiable assets
     United States.............. $ 4,752  $23,925  $ 49,266       $ 54,456
     Pacific Rim................   1,050    6,308    22,689         32,675
     Other......................     --        15     1,701          5,673
     Intercompany elimination...  (1,091)  (6,249)  (27,116)       (43,320)
                                 -------  -------  --------       --------
                                 $ 4,711  $23,999  $ 46,540       $ 49,484
                                 =======  =======  ========       ========

8. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT

  In November 1996, the Company signed a definitive agreement to acquire all of the outstanding shares of Prodac Prozessdatentechnik GmbH (Prodac). Pursuant to the agreement, following the closing of an equity offering of at least $40 million by January 10, 1997 and subsequent to the Board of Directors approval of the acquisition within ten days of the minimum equity offering, MagiNet will pay approximately 25.8 million Deutsche Marks (DM) in stock and cash. In addition the shareholders/founders of Prodac will be eligible to receive as compensation DM 5 million in cash and stock in each of 1997, 1998 and 1999 based on the achievement of annual financial and performance milestones. The merger will be accounted for using the purchase method of accounting.

  In December 1996, the Company entered into a commitment letter pursuant to which a lender agreed to lend the Company up to $10 million on a senior subordinated basis. In the event the Company borrows any funds under the commitment letter, the related notes will bear interest at 12% per annum, payable semi-annually, with the principal repayable in full in 2004. In connection with the issuance of these notes, the Company will be required to issue warrants to acquire up to an aggregate of 1,333,333 shares of Common Stock, on a pro-rata basis equal to the principal amount of notes ultimately issued. These warrants would have an exercise price of $7.50 per share, subject to certain dilution adjustments, and would expire seven years from the date of issuance.

  In connection with obtaining the lender's commitment letter, the Company issued a warrant to acquire up to 40,000 shares of common stock at an exercise price of $.01 per share and further agreed to issue, in the event it borrowed any funds under the commitment letter and upon each annual anniversary of the issuance of the notes for so long as they are outstanding, warrants to acquire 200,000 shares of common stock. These warrants have a nominal exercise price and also expire 7 years from the date of their issuance.

  The lender's commitment terminates on January 15, 1997 but contains one and two month extension options, exercisable by the Company upon the payment of a commitment fee and delivery of warrants to acquire 50,000 and 75,000 shares of common stock, respectively. These warrants would have an exercise price of $7.50 per share, subject to certain dilution adjustments, and would expire seven years from the date of issuance.

              REPORT OF ERNST & YOUNG GMBH, INDEPENDENT AUDITORS

Board of Directors
PRODAC Prozessdatentechnik GmbH.

  We have audited the accompanying consolidated balance sheets of PRODAC Prozessdatentechnik GmbH (a German Limited Liability Company) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRODAC Prozessdatentechnik GmbH and subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with accounting principles generally accepted in the United States of America.

                                          Ernst & Young GmbH

Dusseldorf, Germany
August 30, 1996

                PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               (IN DM THOUSANDS)

                                                  DECEMBER 31,
                                                  --------------  SEPTEMBER 30,
                                                   1994    1995       1996
                                                  ------  ------  -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................    300     857        353
  Accounts receivable, net (Note 3)..............  1,750   2,867      6,051
  Prepaid expenses...............................     34      65         30
  Other current assets...........................    116     674        697
                                                  ------  ------     ------
Total current assets.............................  2,200   4,463      7,131
Inventory (Note 4)...............................  1,131   3,187      3,380
Video systems:
  Cost of systems................................ 20,200  28,786     40,409
  Less accumulated depreciation..................  7,428  12,386     17,922
                                                  ------  ------     ------
                                                  12,772  16,400     22,487
Property and equipment:
  Machinery and equipment........................     50      60         60
  Office furniture and equipment.................  2,611   2,514      3,073
                                                  ------  ------     ------
                                                   2,661   2,574      3,133
  Less accumulated depreciation..................  1,724   1,607      1,964
                                                  ------  ------     ------
                                                     937     967      1,169
Deferred tax asset, net (Note 8).................    --      --       1,409
                                                  ------  ------     ------
Total assets..................................... 17,040  25,017     35,576
                                                  ======  ======     ======
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Bank overdrafts................................    --      --       1,058
  Accounts payable...............................    785   3,909      4,353
  Accrued compensation...........................    331     725      1,109
  Accrued income taxes...........................     76     230      2,129
  Other accrued liabilities......................  1,323   1,791      2,042
  Current portion of long term debt (Note 7).....  4,177   6,076      7,253
                                                  ------  ------     ------
Total current liabilities........................  6,692  12,731     17,944
Accrued pension liability (Note 12)..............    368     434        486
Long term debt (Note 7).......................... 11,163  16,709     23,965
Commitments (Note 5)
Shareholders' deficiency:
  Registered capital.............................  1,000   1,000      1,000
  Retained earnings--restricted..................    --      500        500
  Accumulated deficit............................ (2,206) (6,478)    (8,297)
  Cumulative translation adjustment..............     23     121        (22)
                                                  ------  ------     ------
Shareholders' deficiency......................... (1,183) (4,857)    (6,819)
                                                  ------  ------     ------
Total liabilities and shareholders' deficiency... 17,040  25,017     35,576
                                                  ======  ======     ======

                            See accompanying notes.

                PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                               (IN DM THOUSANDS)

                                                                 NINE MONTHS
                                             YEAR ENDED             ENDED
                                            DECEMBER 31,        SEPTEMBER 30,
                                        ----------------------  --------------
                                         1993    1994    1995    1995    1996
                                        ------  ------  ------  ------  ------
                                                                 (UNAUDITED)
Revenue................................ 12,269  13,836  16,879  11,777  19,238
Costs and expenses:
  Direct costs.........................  6,792   6,623   9,557   6,779   8,966
  Depreciation and amortization........  2,516   3,965   5,479   3,734   5,749
  Operating, selling, general and
   administrative......................  3,140   2,974   3,714   2,079   3,823
  Research and development.............    338     357     398     298     314
                                        ------  ------  ------  ------  ------
Total costs and expenses............... 12,786  13,919  19,148  12,890  18,852
                                        ------  ------  ------  ------  ------
Operating profit (loss)................   (517)    (83) (2,269) (1,113)    386
Interest expense, net..................  1,176   1,384   1,713   1,166   1,933
Foreign exchange (gain) loss...........    (99)    146      23     --     (216)
Other (income) expense, net............   (438)   (242)   (414)   (103)   (172)
                                        ------  ------  ------  ------  ------
Loss before income taxes............... (1,156) (1,371) (3,591) (2,176) (1,159)
Provision (benefit) for income taxes:
  Current..............................     12      68     181     138   2,069
  Deferred.............................    (51)    --      --      --   (1,409)
                                        ------  ------  ------  ------  ------
                                           (39)     68     181     138     660
                                        ------  ------  ------  ------  ------
Net loss............................... (1,117) (1,439) (3,772) (2,314) (1,819)
                                        ======  ======  ======  ======  ======


                            See accompanying notes.

                PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                               (IN DM THOUSANDS)

                                                                            TOTAL
                                      RETAINED              CUMULATIVE  SHAREHOLDERS'
                          REGISTERED EARNINGS-- ACCUMULATED TRANSLATION    EQUITY
                           CAPITAL   RESTRICTED   DEFICIT   ADJUSTMENT  (DEFICIENCY)
                          ---------- ---------- ----------- ----------- -------------
BALANCE AT JANUARY 1,
 1993...................      260       --           844        --          1,104
 Capital contribution...      740       --           --         --            740
 Net loss...............      --        --        (1,117)       --         (1,117)
 Dividends..............      --        --          (494)       --           (494)
 Foreign currency
  translation
  adjustment............      --        --           --         (20)          (20)
                            -----       ---       ------       ----        ------
BALANCE AT DECEMBER 31,
 1993...................    1,000       --          (767)       (20)          213
 Net loss...............      --        --        (1,439)       --         (1,439)
 Foreign currency
  translation
  adjustment............      --        --           --          43            43
                            -----       ---       ------       ----        ------
BALANCE AT DECEMBER 31,
 1994...................    1,000                 (2,206)        23        (1,183)
 Net loss...............      --        --        (3,772)       --         (3,772)
 Transfer to Retained
  Earnings--Restricted..      --        500         (500)       --            --
 Foreign currency
  translation
  adjustment............      --        --           --          98            98
                            -----       ---       ------       ----        ------
BALANCE AT DECEMBER 31,
 1995...................    1,000       500       (6,478)       121        (4,857)
 Net loss (unaudited)...      --        --        (1,819)       --         (1,819)
 Foreign currency
  translation adjustment
  (unaudited)...........      --        --           --        (143)         (143)
                            -----       ---       ------       ----        ------
BALANCE AT SEPTEMBER 30,
 1996
 (unaudited)............    1,000       500       (8,297)       (22)       (6,819)
                            =====       ===       ======       ====        ======


                            See accompanying notes.

                PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (IN DM THOUSANDS)

                                                               NINE MONTHS
                                           YEAR ENDED             ENDED
                                          DECEMBER 31,        SEPTEMBER 30,
                                      ----------------------  ---------------
                                       1993    1994    1995    1995    1996
                                      ------  ------  ------  ------  -------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net loss............................. (1,117) (1,439) (3,772) (2,314)  (1,819)
Adjustments to reconcile net loss to
 net cash provided by operating
 activities:
  Depreciation and amortization......  2,516   3,965   5,479   3,734    5,749
  Deferred taxes.....................    (51)    --      --      --    (1,409)
  Exchange gain (loss)...............    (99)    146      23     --      (216)
  Changes in operating assets and
   liabilities:
    Accounts receivable..............    977      47  (1,117) (1,330)  (3,184)
    Inventory........................   (970)    523  (2,056)   (752)    (193)
    Prepaid expenses and other
     current assets..................    482     467    (589) (1,215)      12
    Accounts payable, accrued and
     other liabilities...............    489  (1,759)  4,206   5,321    4,088
                                      ------  ------  ------  ------  -------
Net cash provided by operating
 activities..........................  2,227   1,950   2,174   3,444    3,028
INVESTING ACTIVITIES
Purchase of property, plant, and
 equipment, net......................    (76)   (269)   (468)   (241)    (557)
Purchase and manufacture of video
 systems............................. (4,375) (8,438) (8,669) (5,205) (11,481)
Sale of investments..................    --      133     --      --       --
                                      ------  ------  ------  ------  -------
Net cash used in investing
 activities.......................... (4,451) (8,574) (9,137) (5,446) (12,038)
FINANCING ACTIVITIES
Proceeds from issuance of new debt...  4,617   9,040  12,175   6,546   13,752
Repayment of debt.................... (1,778) (3,026) (4,730) (3,550)  (5,319)
Capital contribution from
 shareowners.........................    740     --      --      --       --
Dividends paid.......................   (494)    --      --      --       --
                                      ------  ------  ------  ------  -------
Net cash provided by financing
 activities..........................  3,085   6,014   7,445   2,996    8,433
Effect of exchange rate changes on
 cash................................    120    (102)     75      73       73
                                      ------  ------  ------  ------  -------
Net increase (decrease) in cash......    981    (712)    557   1,067     (504)
Cash and cash equivalents at
 beginning of period.................     31   1,012     300     300      857
                                      ------  ------  ------  ------  -------
Cash and cash equivalents at end of
 period..............................  1,012     300     857   1,367      353
                                      ======  ======  ======  ======  =======

                            See accompanying notes.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


1. ORGANIZATION OF BUSINESS AND BASIS OF PRESENTATION

 ORGANIZATION AND NATURE OF OPERATIONS

  PRODAC Prozessdatentechnik GmbH (the "Company" or "PRODAC") was merged effective January 1, 1993, with Protronic Electronicgerate GmbH with an original capitalization of TDM 260 ("TDM" is thousands of Deutsche Mark). In 1993, the shareowners contributed an additional TDM 740 in capital to bring the registered capital to DM 1.0 million.

  In 1991 the Company purchased a 17% interest in Hogodata Deutschland GmbH, located in Bad Wiessee, Germany. The Company sold its investment in June 1994 for a net book value of TDM 133.

  The Company formed a subsidiary, PRODAC Hotelvideo-Communicationssystems Ltd., ("PRODAC Ltd.") located in Bedford, UK, in 1992 whereby it obtained a 75% ownership interest. PRODAC Ltd. is included in the consolidated financial statements.

  Also in 1992, the Company founded a subsidiary, PRODAC Hotelvideosysteme Vertriebs-GmbH ("PRODAC Austria") located in Vienna, Austria and originally obtained a 75% ownership interest. In 1996, the Company acquired the remaining 25% of PRODAC Austria for TOS 100 (TDM 15), ("TOS" is thousands of Austrian Schilling). PRODAC Austria is included in the consolidated financial statements.

  The Company is one of the leading providers to the hospitality industry in Europe of interactive video entertainment and information systems. The Company develops, manufactures and installs its own scheduled broadcast and interactive video entertainment and information systems.

  On November 6, 1996, the shareowners and directors have entered into an agreement with MagiNet Corporation for the sale of the Company.

  The Company's continued level of operations is dependent upon continuing to grow its business and obtaining additional financing for that growth.

 BASIS OF PRESENTATION

  The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The Company maintains its financial records in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). Generally accepted accounting principles in Germany vary in certain respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements be in accordance with U.S. GAAP.

 INTERIM FINANCIAL DATA

  The interim financial information for the nine months ended September 30, 1995 and 1996 is unaudited, however, in the opinion of management, the interim data included all adjustments, consisting only of normal

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

recurring adjustments, necessary for a fair presentation of the results for the interim periods ended September 30, 1995 and 1996. Results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 CASH EQUIVALENTS

  All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

 REVENUE RECOGNITION

  The Company owns, installs and operates its video systems in hotels primarily in Germany, the United Kingdom and Austria and issues invoices to hotels and recognizes revenue, less an allowance for denials, each month based on reported viewings.

  The Company recognizes revenue on video systems it sells directly to distributors upon shipment. Revenues for direct sales to hotels are recognized upon installation. The hotels are not required to enter into service agreements with the Company upon installation and there are no circumstances under which the video systems cannot be operated without video service agreements with the Company.

 CONCENTRATION OF CREDIT RISK

  The Company performs ongoing credit evaluations of its installed hotels and generally requires no collateral. Reserves are maintained for potential credit losses and such losses have been within management's expectations.

 FOREIGN CURRENCY TRANSLATION

  The Company's foreign subsidiaries use as their functional currency the local currencies of the countries in which they operate. Their assets and liabilities are translated into Deutsche Mark at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustments are disclosed as a separate component of shareholders' deficiency.

 INVENTORY

  Inventories are stated at the lower of cost or market, with cost principally determined on an average basis. Goods awaiting installation in hotels are classified as finished goods until installation is complete. While the Company does directly sell a portion of its inventory, this inventory is not segregated until a sales contract has been signed and the level of inventory that will be recovered within the next year is not ascertainable at the balance sheet date.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


 PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed on the straight-line method for financial statement purposes based on the following estimated useful lives:

   Machinery and equipment......................................... 5 to 8 years
   Office furniture and equipment.................................. 3 to 5 years
   Purchased software.............................................. 3 to 5 years

 VIDEO SYSTEMS

  Video systems are stated at historical cost and/or cost to produce equipment plus costs to install the system at hotel locations. Video systems are depreciated using the straight-line method over five years.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which has been applied for all periods presented. Under this method, deferred tax assets and liabilities are based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The carrying value of bank debt approximates fair value based on quoted market prices for the same or similar issues as well as the current rates offered to the Company.

  The Company uses forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. The fair values of forward exchange contracts, which approximate their carrying amount, are estimated based on quoted market prices of comparable contracts. Realized gains and losses from forward exchange contracts are included in operations.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


3. TRADE ACCOUNTS RECEIVABLE

   Trade accounts receivable consisted of the following:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------  ------  -------------
                                                        (IN DM THOUSANDS)
   Trade accounts receivable......................  1,967   3,185      6,582
   Reserve for doubtful accounts..................   (217)   (318)      (531)
                                                   ------  ------      -----
                                                    1,750   2,867      6,051
                                                   ======  ======      =====

4. INVENTORY

  Inventory of the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1994   1995      1996
                                                     ------ ------ -------------
                                                          (IN DM THOUSANDS)
   Raw materials....................................  1,099  1,598     2,693
   Work in process and finished goods...............     32  1,589       687
                                                     ------ ------     -----
                                                      1,131  3,187     3,380
                                                     ====== ======     =====

5. COMMITMENTS

 GERMAN FACILITIES

  The Company leases its facilities in Germany from a related party, Kasbach & Wirt GbR, which is owned by the same share-owners of the Company. The Company's lease agreement expires in 2008. The lease provides for minimum monthly rental payments of TDM 79 per month and is subject to a cost of living adjustment. In addition to the minimum rental, the Company pays taxes, insurance and maintenance relating to the leased property. The Company has an option at the end of the current lease to renew the lease on a yearly basis. The agreement is treated as an operating lease. Rental expense for this lease was TDM 948 for each of the years ending December 31, 1993, 1994, and 1995 and TDM 711 for the nine months ended September 30, 1995 and 1996, respectively.

  As the Company is currently unable to utilize all of the facility, it has entered into several sublease agreements with various clients. Rental income from these sublease agreements was TDM 308, TDM 218, and TDM 345, in 1993, 1994, and 1995 and TDM 228 and TDM 277 for the nine months ended September 30, 1995 and 1996, respectively.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  Future minimum lease payments for the above described facilities due to a related party and future minimum lease payments due from clients under noncancelable operating subleases with initial or remaining terms in excess of one year consisted of the following at September 30, 1996:

                                                 FUTURE      FUTURE
                                                 MINIMUM    MINIMUM
                                                  LEASE     SUBLEASE NET FUTURE
                                                PAYMENTS    PAYMENTS  MINIMUM
                                                 DUE TO     DUE FROM   LEASE
                                              RELATED PARTY CLIENTS   PAYMENTS
                                              ------------- -------- ----------
                                                      (IN DM THOUSANDS)
Three months ending December 31, 1996........       237        (83)       154
Years ending December 31,
  1997.......................................       948       (326)       622
  1998.......................................       948       (279)       669
  1999.......................................       948       (125)       823
  2000.......................................       948         (8)       940
  2001.......................................       948         (8)       940
Thereafter...................................     6,636        (55)     6,581
                                                 ------       ----     ------
                                                 11,613       (884)    10,729
                                                 ======       ====     ======

 OTHER COMMITMENTS

  The Company leases certain technical and office equipment. Lease terms generally range up to 3 years. Rental expense was TDM 189, TDM 182, and TDM 226, in 1993, 1994, and 1995 and TDM 149 and TDM 194 for the nine months ended September 30, 1995 and 1996, respectively.

  Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following at September 30, 1996:

                                                                   OPERATING
                                                                    LEASES
                                                               -----------------
                                                               (IN DM THOUSANDS)
   Three months ending December 31, 1996......................         72
   Years ending December 31,
     1997.....................................................        193
     1998.....................................................         61
     1999.....................................................          6
                                                                      ---
                                                                      332
                                                                      ===

6. FINANCIAL INSTRUMENTS

  The Company uses forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. These contracts involve the exchange of one currency for another at a future date and generally mature within three months.

  At December 31, 1995 and September 30, 1996, the Company had a notional principal amount of approximately TDM 748 and TDM 789, respectively, in contracts to buy sterling in the future. Realized gains and losses from such contracts were immaterial.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


7. DEBT

 SHORT TERM BORROWINGS AND BANK OVERDRAFTS

  The Company has established short-term secured overdraft facilities under which the Company and its subsidiaries could borrow up to DM 2.6 million. Substantially all of the facilities are denominated in Deutsche Mark. The weighted average interest rate on amounts outstanding at September 30, 1996 was 6.73%. As of September 30, 1996, the Company had available approximately DM 1.5 million under these facilities.

 LONG TERM DEBT

  Long term debt consists of the following:

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1994   1995      1996
                                                     ------ ------ -------------
                                                          (IN DM THOUSANDS)
   Bank borrowings:
     Sale and leaseback............................. 14,978 22,517    31,108
     Term loans.....................................    362    268       110
                                                     ------ ------    ------
                                                     15,340 22,785    31,218
   Current portion thereof..........................  4,177  6,076     7,253
                                                     ------ ------    ------
                                                     11,163 16,709    23,965
                                                     ====== ======    ======

  The Company enters into financing arrangements with various banks whereby the video systems are sold to the bank and subsequently leased back over a period of 54 to 80 months. The amount available for financing is based on the estimated cash flow from equipment installation. The current portfolio bears interest rates ranging from 8.2% to 13.3%. At the end of the lease term, the Company is required to repurchase the equipment for a predetermined residual value. The asset is pledged as security for the lease.

  Generally, for statutory purposes the sale and leaseback financing arrangement is treated as a sale, whereas for U.S. GAAP purposes the transaction is treated as a financing. Under U.S. GAAP the funds received are recorded as an obligation and equipment is recorded on the books of the Company. The obligation is reduced through the lease payments using the effective interest method.

  Interest paid totalled TDM 896, TDM 1,298, and TDM 1,575 during the years ended December 31, 1993, 1994, and 1995 and TDM 1,116 and TDM 1,538 during the nine months ended September 30, 1995 and 1996, respectively.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  Scheduled maturities of long term debt at September 30, 1996 (assuming no further borrowings) are as follows:

                                                               (IN DM THOUSANDS)
   Three months ending December 31, 1996......................       2,137
   Years ending December 31,
     1997.....................................................       7,014
     1998.....................................................       6,649
     1999.....................................................       5,428
     2000.....................................................       4,000
   Thereafter.................................................       5,990
                                                                    ------
                                                                    31,218
                                                                    ======

8. INCOME TAXES

  The Company and its consolidated subsidiaries each file separate tax returns in accordance with the tax laws in the respective countries. Under German corporate tax law, taxes on income are composed of corporate taxes and trade taxes and effective January 1, 1995 an additional surtax. For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

  Additionally, corporation tax rates vary as to whether earnings are reinvested or distributed. Current corporation income taxes were computed on the basis that dividends will not be distributed. Deferred taxes have been provided at rates assuming non-distribution of earnings.

  The provision (benefit) for income taxes consisted of the following:

                                                      YEAR ENDED     NINE MONTHS
                                                     DECEMBER 31,       ENDED
                                                    --------------- SEPTEMBER 30,
                                                    1993  1994 1995     1996
                                                    ----  ---- ---- -------------
                                                         (IN DM THOUSANDS)
   Current.........................................  12    68  181      2,069
   Deferred........................................ (51)  --   --      (1,409)
                                                    ---   ---  ---     ------
                                                    (39)   68  181        660
                                                    ===   ===  ===     ======

  The Company's statutory tax rates ranged between 56% and 58% for the years ended December 31, 1993, 1994 and 1995 and September 30, 1996, respectively.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------  ------  -------------
                                                        (IN DM THOUSANDS)
   Deferred tax assets:
     Sale and leaseback obligation................  6,729  10,922     16,820
     Net operating loss carryforwards.............     51     157        395
                                                   ------  ------     ------
                                                    6,780  11,079     17,215
   Deferred tax liabilities:
     Property and equipment.......................    164     146        100
     Video systems................................  5,503   7,508     10,883
     Other........................................     73     385        413
                                                   ------  ------     ------
                                                    5,740   8,039     11,396
                                                   ------  ------     ------
                                                    1,040   3,040      5,819
     Less valuation allowance..................... (1,040) (3,040)    (4,410)
                                                   ------  ------     ------
   Net deferred tax asset.........................    --      --       1,409
                                                   ======  ======     ======

  The Company paid income taxes in Germany of TDM 157, TDM 115, and TDM 96 in 1993, 1994, and 1995 and TDM 73 and TDM 81 during the nine months ended September 30, 1995 and 1996, respectively.

  As of December 31, 1995, the Company has temporary differences which it believes that there is substantial doubt as to the future realization of a portion of its net deferred tax asset. Therefore the Company has provided a valuation allowance for the amounts currently estimated to be unrealizable.

  As of December 31, 1995, the Company's subsidiary in the United Kingdom had available cumulative tax loss carry-forwards for income tax purposes of approximately TDM 666. Under current UK tax laws, these loss carryforwards may be used to offset the subsidiary's future taxable income. The Company paid no income taxes in the UK during 1993, 1994, and 1995 or the nine months ended September 30, 1996. The Company currently believes that substantial doubt exists as to the future realization of this deferred tax benefit and has therefore provided a full valuation allowance on the deferred tax asset.

  As of December 31, 1995, the Company's subsidiary in Austria had available cumulative tax loss carry-forwards for income tax purposes of approximately TDM 128. Under current Austrian tax laws, there is a restriction on the use of these loss carryforwards in 1996 and 1997. From 1998 onwards, these losses can be carryforward indefinitely and may be used to offset the subsidiary's future taxable income. The Company paid no income taxes in Austria during the nine months ended September 30, 1996 or in 1995, 1994, and 1993. The Company currently believes that substantial doubt exists as to the future realization of this deferred tax benefit and has therefore provided a full valuation allowance on the deferred tax asset.

9. CONTINGENCIES

  The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not have a material effect on the consolidated financial position and results of operations of the Company.

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


10. REGISTERED CAPITAL

  The Company is a limited liability company (hereafter "GmbH") under German law. Shareholders are generally not liable for the Company's obligations, except to the extent of their capital investment. Registered capital of a GmbH is not in the form of shares and does not represent negotiable securities. The minimum capital requirement for a GmbH is TDM 50.

  Capital contributions represent additional contributions made by the shareholders in the form of cash or conversion of debt. During 1995, the Company declared that TDM 500 of retained earnings would not be considered for distribution of dividends. The Company does have the opportunity to reverse this restriction in the future.

11. RELATED PARTY TRANSACTIONS

 LOANS BY DIRECTORS

  At September 30, 1996, the Company has a liability to its shareowners and directors totalling TDM 129 relating to unpaid bonuses in 1991 and 1992 and related accrued interest. These loans bear interest at 8% per annum. Loan balances outstanding to its shareowners and directors at December 31, 1993, 1994, and 1995 were TDM 120, TDM 129, and TDM 129 respectively. Interest charged on these loans was TDM 9 in both 1994 and 1995. No interest was charged in 1993 or 1996. In 1994 the Company paid interest of TDM 9.

12. EMPLOYEE BENEFIT PLAN

  The Company's defined benefit pension plan covers the two general managers, who are also the two share-owners. Benefits are based on a monthly pension benefit of DM 7.000 upon retirement with certain death benefits attached. It is the Company's policy to fund the plan through an insurance contract with periodic premium payments. Premium payments were TDM 40, TDM 81, and TDM 81, in 1993, 1994, and 1995, and TDM 59 for the nine months ended September 30, 1996, respectively.

  The following table sets forth the funded status and amount recognized for the Company's defined benefit pension plan in the consolidated balance sheets:

                                                DECEMBER 31,
                                                --------------  SEPTEMBER 30,
                                                 1994    1995       1996
                                                ------  ------  -------------
                                                     (IN DM THOUSANDS)
   Actuarial present value of accumulated
    benefit obligation:
     Vested....................................    410     459       503
     Nonvested.................................    108     113       124
                                                ------  ------       ---
                                                   518     572       627
                                                ======  ======       ===
   Projected benefit obligation................    518     572       627
   Plan assets at fair value...................    183     206       209
                                                ------  ------       ---
   Projected benefit obligation in excess of
    plan assets................................    335     366       418
   Unrecognized net gain.......................     33      68        68
                                                ------  ------       ---
   Accrued pension cost........................    368     434       486
                                                ======  ======       ===

               PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)


  The Company's net periodic pension cost included the following components:

                                                      YEAR ENDED       NINE MONTHS
                                                     DECEMBER 31,         ENDED
                                                    ----------------  SEPTEMBER 30,
                                                    1993  1994  1995      1996
                                                    ----  ----  ----  -------------
                                                         (IN DM THOUSANDS)
   Service cost....................................  32    34    36         28
   Interest cost...................................  26    30    34         28
   Actual return on plan assets....................  (2)   (2)   (4)        (4)
                                                    ---   ---   ---        ---
                                                     56    62    66         52
                                                    ===   ===   ===        ===

  The weighted average discount rate and rate of increase in future pension benefits due to cost of living increases used in determining the actuarial present value of the projected benefit obligation were 6.5% and 3.0% for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented.

13. SALE OF INTERESTS IN THE UNITED KINGDOM

  The Company has entered into a definitive agreement to sell its interest in the video systems and related leases of PRODAC Ltd. The agreement calls for the transfer of its interest in the video systems and related leases on October 1, 1996 with the Company retaining substantially all of the remaining assets and liabilities. The Company is required to provide spare parts and services for a period of up to six months. The Company's interest in the video systems and related leases has a net book value at September 30, 1996 of approximately negative GBP 148,000 and was sold for GBP 187,000.

  Key financial data for the business of PRODAC Ltd. included in the consolidated balance sheets and operating results of the Company are as follows:

                                                                  NINE MONTHS
                                               YEAR ENDED            ENDED
                                              DECEMBER 31,       SEPTEMBER 30,
                                            -------------------  --------------
                                            1993   1994   1995    1995    1996
                                            -----  -----  -----  ------  ------
                                                   (IN DM THOUSANDS)
   Net revenue.............................   623  1,742  1,844   1,349   1,520
   Operating loss..........................  (663)   (27)  (154)    (23)   (287)
   Net loss................................  (678)  (469)  (452)   (184)   (347)
   Video system--net.......................   930  3,049  2,486   2,719   2,724
   Total assets............................ 1,912  3,680  4,149   4,406   3,676
   Total debt..............................   992  3,241  2,779   3,009   3,149

                PRODAC PROZESSDATENTECHNIK GMBH AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)


14. GEOGRAPHIC DATA

  Geographic information for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996 is presented in the following table. Identifiable assets are those that can be directly associated with a particular geographic area.

                                                YEAR ENDED          NINE MONTHS
                                               DECEMBER 31,            ENDED
                                           ----------------------  SEPTEMBER 30,
                                            1993    1994    1995       1996
                                           ------  ------  ------  -------------
                                                   (IN DM THOUSANDS)
   Net revenue
     Germany.............................. 11,188  11,865  14,522     16,274
     United Kingdom.......................    623   1,742   1,844      1,520
     Other................................    458     229     513      1,444
                                           ------  ------  ------     ------
                                           12,269  13,836  16,879     19,238
                                           ======  ======  ======     ======
   Operating income (loss)
     Germany..............................   (166)   (381) (2,237)       (87)
     United Kingdom.......................   (663)    (27)   (154)      (287)
     Other................................   (116)    (18)   (219)       234
     Intercompany elimination.............    --      --     (137)       137
                                           ------  ------  ------     ------
                                             (945)   (426) (2,747)        (3)
                                           ======  ======  ======     ======
   Identifiable assets
     Germany.............................. 12,257  13,908  20,255     31,763
     United Kingdom.......................  1,912   3,680   4,149      3,676
     Other................................    658     426   3,262      2,992
     Intercompany elimination.............   (646)   (974) (2,649)    (2,855)
                                           ------  ------  ------     ------
                                           14,181  17,040  25,017     35,576
                                           ======  ======  ======     ======

                              MAGINET CORPORATION

                         UNAUDITED PRO FORMA CONDENSED

                        COMBINED FINANCIAL INFORMATION

  On November 5, 1996, MagiNet, Corporation. ("MagiNet" or the "Company") entered into a definitive Share Purchase and Transfer Agreement (the Acquisition Agreement) to acquire all of the outstanding shares (the "Prodac Shares") of Prodac Prozessdatentechnik GmbH, a corporation organized under German law ("Prodac").

  Pursuant to the Acquisition Agreement, and subject to certain conditions described below, the Company will pay cash in the amount of approximately DM 20,800,000 (approximately $13,600,000) and an aggregate number of shares of MagiNet Common Stock that DM 5 million (approximately $3,300,000) would purchase at a per share price equal to ninety percent of the initial public offering price per share (estimated to be approximately 455,000 shares). The acquisition is expected to be completed in December 1996. A foreign exchange rate of 1.525 Deutsche Marks per U.S. Dollar, the rate at September 30, 1996, was used for translation purposes.

  In addition, the Company has agreed to pay up to DM 15 million
(approximately $9,800,000) to the former employees/owners of Prodac, contingent upon the achievement of certain financial and performance milestones over the years 1997 through 1999. These contingent payments will be treated as period expenses and are accordingly not included in the purchase price.

  The effectiveness of the Acquisition Agreement is subject to the completion by the Company of a minimum equity offering of $40,000,000 and subsequent approval of the Acquisition Agreement by the Company's Board of Directors.

  Prodac, headquartered in Cologne, Germany and operating through subsidiaries in Austria, and through distributors or sales representatives in other countries, is one of the leading providers to the hospitality industry in Europe of interactive video entertainment and information systems. The Company intends to fund the acquisition primarily through the proceeds of the initial public offering.

  The unaudited pro forma condensed combined financial statements give effect to the acquisition of Prodac under the purchase method of accounting. Under the purchase method of accounting, the amount relating to acquired in-process technology will be charged to operations as of the purchase date. The purchase price allocations are based on preliminary appraisals received by MagiNet, and will be finalized upon the closings to reflect the final balance sheet of Prodac. The Company presently expects to record a charge of approximately $12.2 million relating to the acquisition of in-process technology in the quarter ending December 31, 1996.

  The unaudited pro forma condensed combined financial statements also give effect to the sale on October 1, 1996 of substantially all of the assets and liabilities of Prodac's operations in Great Britain.

  The unaudited pro forma condensed combined balance sheet assumes the acquisition of Prodac occurred as of September 30, 1996 and presents the combined financial position of MagiNet and Prodac. Such unaudited pro forma information is based on the historical balance sheets for MagiNet and Prodac and gives effect for the pro forma adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements. The charge relating to the acquisition of in-process technology described above is included in the pro forma condensed combined balance sheet as a charge to retained earnings.

  The pro forma condensed combined statements of operations presents the combined year and nine months results of MagiNet and Prodac and, assumes the acquisition took place on January 1, 1995 and January 1, 1996. Such unaudited pro forma information is based on the historical statements of operations for MagiNet and Prodac and gives effect for the pro forma adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements. The charge relating to the acquisition of in-process technology

                              MAGINET CORPORATION

                    UNAUDITED PRO FORMA CONDENSED COMBINED

                      FINANCIAL INFORMATION--(CONTINUED)
described above is excluded from the pro forma statements of operations as it represents a nonrecurring item directly related to the acquisition. The pro forma condensed combined statement of operations for the year ended December 31, 1995 combines the historical statement of operations of MagiNet and Prodac for the year ended December 31, 1995. The pro forma condensed combined statement of operations for the nine months ended September 30, 1996 combines the historical statement of operations information for MagiNet and Prodac for the nine months ended September 30, 1996.

  These pro forma statements may not be indicative of the results that actually would have occurred if the combinations had been in effect on the dates indicated or which may be realized in the future.

                              MAGINET CORPORATION

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     PRO FORMA
                               SEPTEMBER 30, 1996   ADJUSTMENTS
                               -------------------  -----------
                                                     INCREASE        PRO FORMA
                                MAGINET    PRODAC   (DECREASE)       COMBINED
                               ---------  --------  -----------      ---------
ASSETS
Current assets:
  Cash and cash equivalents... $   7,251  $    230    $(6,203)(A)(J)  $ 1,278
  Accounts receivable.........     2,081     3,968        --            6,049
  Other current assets........     1,679       477        --            2,156
                               ---------  --------    -------         -------
Total current assets..........    11,011     4,675     (6,203)          9,483
Video systems, net............    31,683    16,963     (1,786)(J)      47,200
                                                          340 (B)
Property and equipment, net...     1,745       767        (47)(J)       2,465
Other assets..................     5,045       924      3,712 (B)       9,681
Goodwill......................       --        --       5,595 (B)       5,595
                               ---------  --------    -------         -------
Total assets.................. $  49,484  $ 23,329    $ 1,611         $74,424
                               =========  ========    =======         =======
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term debt............. $     288  $  5,451    $ 8,106 (I)     $13,180
                                                         (665)(J)
  Other current liabilities...     5,866     6,316        --           12,182
                               ---------  --------    -------         -------
Total current liabilities.....     6,154    11,767      7,441          25,362
Long-term debt................    25,829    15,714     (1,401)(J)      40,142
Other non-current
 liabilities..................     1,532       319        --            1,851
Stockholders' equity:
  Preferred stock.............    53,241       --         --           53,241
  Common stock................       605       656      3,300 (A)       3,905
                                                         (656)(E)
  Deferred compensation.......      (218)      --         --             (218)
  Accumulated deficit.........   (37,008)   (5,113)   (12,200)(F)     (49,208)
                                                        5,113 (E)
  Cumulative translation
   adjustment.................      (651)      (14)        14 (E)        (651)
                               ---------  --------    -------         -------
  Total stockholders' equity..    15,969    (4,471)    (4,429)          7,069
                               ---------  --------    -------         -------
Total liabilities and
 stockholders' equity......... $  49,484  $ 23,329    $ 1,611         $74,424
                               =========  ========    =======         =======

                            See accompanying notes.

                              MAGINET CORPORATION

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     YEAR ENDED        PRO FORMA
                                 DECEMBER 31, 1995    ADJUSTMENTS
                                 -------------------  -----------
                                                       INCREASE     PRO FORMA
                                  MAGINET    PRODAC   (DECREASE)    COMBINED
                                 ---------  --------  -----------   ---------
Revenue                          $   8,689  $ 11,774    $(1,209)(K) $ 19,254
Costs and expenses:
  Direct costs.................      3,731     6,667       (495)(K)    9,903
  Depreciation and
   amortization................      3,682     3,822      2,934 (C)    9,936
                                                           (502)(K)
  Operations expenses, selling,
   general and administrative..     11,528     2,591       (313)(K)   13,806
  Research and development.....      1,247       278        --         1,525
                                 ---------  --------    -------     --------
Total costs and expenses.......     20,188    13,358      1,624       35,170
Operating loss.................    (11,499)   (1,584)    (2,833)     (15,916)
Interest expense...............     (1,297)   (1,195)      (971)(D)   (3,258)
                                                            205 (K)
Interest income and other,
 net...........................        306       273         (9)(K)      570
                                 ---------  --------    -------     --------
Loss before income taxes and
 minority interest in net
 losses of consolidated
 subsidiaries..................    (12,490)   (2,506)    (3,608)     (18,604)
Provision for income taxes.....       (554)     (126)       --          (680)
Minority interest in net losses
 of consolidated subsidiaries..        248       --         --           248
                                 ---------  --------    -------     --------
Net loss.......................  $ (12,796) $ (2,632)   $(3,608)    $(19,036)
                                 =========  ========    =======     ========
Net loss per share.............  $   (1.03)                         $  (1.48)
Shares used in computation of
 net loss per share............     12,392                            12,847 (H)


                            See accompanying notes.

                              MAGINET CORPORATION

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 NINE MONTHS ENDED     PRO FORMA
                                 SEPTEMBER 30,1996    ADJUSTMENTS
                                 -------------------  -----------
                                                       INCREASE     PRO FORMA
                                  MAGINET    PRODAC   (DECREASE)    COMBINED
                                 ---------  --------  -----------   ---------
Revenue........................  $  12,048  $ 12,890    $  (997)(L) $ 23,941
Costs and expenses:
  Direct costs.................      6,232     6,008       (448)(L)   11,792
  Depreciation and amortization      4,747     3,852      1,216 (C)    9,366
                                                           (449)(L)
  Operations expenses, selling,
   general and administrative..      8,455     2,562       (288)(L)   10,729
  Research and development.....      1,599       210        --         1,809
                                 ---------  --------    -------     --------
Total costs and expenses.......     21,033    12,632         31       33,696
Operating loss.................     (8,985)      258     (1,028)      (9,755)
Interest expense...............     (2,710)   (1,295)      (941)(D)   (4,753)
                                                            193 (L)
Interest income and other,
 net...........................        627       260       (153)(L)      734
                                 ---------  --------    -------     --------
Loss before income taxes and
 minority interest in net
 losses of consolidated
 subsidiaries..................    (11,068)     (777)    (1,929)     (13,774)
Provision for income taxes.....       (681)     (442)       --        (1,123)
Minority interest in net losses
 of consolidated subsidiaries..        215       --         --           215
                                 ---------  --------    -------     --------
Net loss.......................  $ (11,534) $ (1,219)   $(1,929)    $(14,682)
                                 =========  ========    =======     ========
Net loss per share.............  $   (0.93)                         $  (1.14)
Shares used in computation of
 net loss per share............     12,407                            12,862 (G)


                            See accompanying notes.

                              MAGINET CORPORATION

                         NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The pro forma information presented is theoretical in nature and not necessarily indicative of the future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company purchased Prodac during the periods presented. The pro forma condensed consolidated financial statements reflect the effects of the acquisition, assuming the acquisition and related events occurred as of September 30, 1996 for the purposes of the pro forma condensed combined balance sheet and as of January 1, 1995 and January 1, 1996 for the purposes of the pro forma condensed combined statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively.

2. PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT ADJUSTMENTS.

  (A) The purchase price for the completion of the Prodac acquisition was determined as follows (in thousands):

      Cash............................................................. $13,600
      Common stock.....................................................   3,300
      Estimated transaction costs......................................   1,000
      Assumption of net liabilities....................................   4,471
                                                                        -------
                                                                        $22,371
                                                                        =======

  (B) Allocation of the purchase price for the completion of the Prodac acquisition was determined as follows (in thousands):

      Installed video systems, net at September 30, 1996............... $12,960
      Installed video systems purchase price adjustment................     340
      Good will........................................................   5,595
      Acquired in-process technology...................................  12,200
      Assembled workforce..............................................     912
      Non compete covenant.............................................   2,800
      Other net liabilities............................................ (12,436)
                                                                        -------
                                                                        $22,371
                                                                        =======

  (C) Amortization of the non-compete covenant, the assembled work force intangible and the excess purchase price of $5,595,000 (goodwill) for Prodac will each be amortized on a straight-line method over the estimated useful lives of five years and will be included in depreciation and amortization expense. depreciation of installed video systems will be over an estimated useful life of three years on a straight-line method.

  (D) To increase net interest expense on the cash payments made to Prodac and the assumed debt for the purchase price and related acquisition costs. The assumed interest rate on the additional assumed debt was 10.5% in 1995 and 11.5% in 1996.

  (E) Elimination of Prodac stockholders' equity amounts.

  (F) The pro forma statement of operations excludes the charge of $12.2 million for purchased in-process technology which arose from the acquisition. These charges will be included in the Company's consolidated financial statements for the three month period ending December 31, 1996.

  (G) Shares used in the net loss per share calculation have been adjusted to reflect the pro forma issuance of approximately 455,000 shares of MagiNet Common Stock as if the transaction had occurred on January 1, 1996.

                              MAGINET CORPORATION

                         NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS)--(CONTINUED)

  (H) Shares used in the net loss per share calculation have been adjusted to reflect the pro forma issuance of approximately 455,000 shares of MagiNet Common Stock as if the transaction had occurred on January 1, 1995.
  (I) Short-term debt has been adjusted to reflect the excess of the cash portion of the purchase price over the Company's cash balance at September 30, 1996.

  (J) The September 30, 1996 unaudited pro forma condensed combined balance sheet has been adjusted as follows for the sale on October 1, 1996 of substantially all of the net liabilities of Prodac's operations in Great Britain of approximately $232,000 for approximately $292,000 in cash:

      Cash and cash equivalents.................................. $    291,000
      Installed video systems, net...............................   (1,786,000)
      Property and equipment, net................................      (47,000)
      Goodwill...................................................     (524,000)
                                                                  ------------
                                                                  $(2,066,000)
                                                                  ============
      Short-term debt............................................ $   (665,000)
      Long-term debt.............................................   (1,401,000)
                                                                  ------------
                                                                  $ (2,066,000)
                                                                  ============

  (K) The unaudited pro forma condensed combined Statement of Operations for the year ended December 31, 1995 has been adjusted as follows for the sale on October 1, 1996 of Prodac's operations in Great Britain:

      Revenue..................................................... $(1,209,000)
      Direct costs................................................    (495,000)
      Depreciation and amortization...............................    (502,000)
      Selling, general and administrative.........................    (313,000)
      Interest expense............................................    (205,000)
      Interest income and other, net..............................      (9,000)
                                                                   -----------
      Net loss.................................................... $   297,000
                                                                   ===========

  (L) The unaudited pro forma condensed combined Statement of Operations for the nine months ended September 30, 1996 has been adjusted as follows for the sale on October 1, 1996 of Prodac's operations in Great Britain:

      Revenue....................................................... $(997,000)
      Direct costs..................................................  (448,000)
      Depreciation and amortization.................................  (449,000)
      Selling, general and administrative...........................  (288,000)
      Interest expense..............................................  (193,000)
      Interest income and other, net................................  (153,000)
                                                                     ---------
      Net loss...................................................... $ 228,000
                                                                     =========

  The purchase price for the Prodac acquisition was allocated to the tangible and intangible assets of Prodac based on the fair market values of those assets using a risk adjusted discounted cash flows approach. The evaluation of the underlying technology acquired considered the inherent difficulties and uncertainties in completing the development, and thereby achieving technological feasibility, and the risks related to the viability of and potential changes in future target markets. The underlying technology had no alternative uses in other research and development projects or otherwise.

                              MAGINET CORPORATION

                         NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS)--(CONTINUED)

  The 1995 Prodac statement of operations was converted to U.S. Dollars at an average rate of 1.4336 Deutsche Marks per U.S. Dollar. The Prodac statement of operations for the nine months ended September 30, 1996 was converted to U.S. Dollars at an average rate of 1.4926 Deutsche Marks per U.S. Dollar. The Prodac balance sheet at September 30, 1996 was converted to U.S. Dollars using a rate of 1.525 Deutsche Marks per U.S. Dollar.

                [GRAPHIC DEPICTING MAGINET LOGO WITH FILM REEL]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLIC-ITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial and Other Data...........................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  34
Acquisition of Prodac....................................................  46
Management...............................................................  50
Certain Transactions.....................................................  60
Principal Stockholders...................................................  62
Description of Capital Stock.............................................  64
Shares Eligible for Future Sale..........................................  67
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock............................................................  68
Underwriting.............................................................  70
Legal Matters............................................................  72
Experts..................................................................  73
Additional Information...................................................  73
Index to Consolidated Financial Statements............................... F-1

                              ------------------

 UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DE-LIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,500,000 SHARES



                        [LOGO OF MAGINET APPEARS HERE]

                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS
                                       , 1996

                              ------------------



                                LEHMAN BROTHERS

                               HAMBRECHT & QUIST

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, dated December 16, 1996

PROSPECTUS

                                5,500,000 SHARES

                        [LOGO OF MAGINET APPEARS HERE]

                                  COMMON STOCK

                                 -------------

  Of the 5,500,000 shares of Common Stock, $.001 par value ("Common Stock"), of MagiNet Corporation ("MagiNet" or the "Company") being offered hereby, 1,100,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 4,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"). Such offerings are referred to collectively as the "Offerings."

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $8.00 and $9.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MGNT."

                                 -------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Underwriting
                                             Price to Discounts and  Proceeds to
                                              Public  Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share..................................    $           $            $
--------------------------------------------------------------------------------
Total(3)...................................   $           $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings estimated at
    $1,400,000 payable by the Company.
(3) The Company has granted to the International Managers a 30-day option to purchase up to 165,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The U.S. Underwriters have been granted a similar option to purchase up to 660,000 additional shares of Common Stock solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $    and $   , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the International Managers, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain other conditions. It is expected that delivery of such shares will be made at the offices of Lehman Brothers Inc.,
New York, New York, on or about    , 1996.

                                 -------------

LEHMAN BROTHERS                                                HAMBRECHT & QUIST

      , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNA-TIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURI-TIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                              ------------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial and Other Data...........................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  34
Acquisition of Prodac....................................................  46
Management...............................................................  50
Certain Transactions.....................................................  60
Principal Stockholders...................................................  62
Description of Capital Stock.............................................  64
Shares Eligible for Future Sale..........................................  67
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock............................................................  68
Underwriting.............................................................  70
Legal Matters............................................................  72
Experts..................................................................  73
Additional Information...................................................  73
Index to Consolidated Financial Statements............................... F-1

                              ------------------

 UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DE-LIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,500,000 SHARES



                        [LOGO OF MAGINET APPEARS HERE]

                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS
                                       , 1996

                              ------------------



                                LEHMAN BROTHERS

                               HAMBRECHT & QUIST

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

     SEC Registration Fee........................................... $   30,534
     NASD Filing Fee................................................      9,355
     Nasdaq National Market Listing Fee.............................     50,000
     Printing Fees and Expenses.....................................    200,000
     Legal Fees and Expenses........................................    650,000
     Accounting Fees and Expenses...................................    350,000
     Blue Sky Fees and Expenses.....................................     10,000
     Transfer Agent and Registrar Fees..............................     15,000
     Miscellaneous..................................................     85,111
                                                                     ----------
       Total........................................................ $1,400,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since inception the Registrant has issued and sold the following unregistered securities:

    1. From July 7, 1992 to May 30, 1996, the Registrant issued and sold 328,680 shares of its Common Stock to certain executive officers, including the Registrant's Chief Executive Officer and Chief Financial Officer, at prices ranging from $0.01 to $2.00.

    2. From March 31, 1994 to September 30, 1996, the Registrant issued and sold 179,192 shares of Common Stock to employees and consultants at prices ranging from $.45 to $2.00 upon exercise of stock options pursuant to the Registrant's 1992 Key Personnel Stock Option Plan and its 1992 Stock Option Plan.

    3. On July 23, 1992, the Registrant issued and sold 150,000 shares of Series A Preferred Stock to two investors at a sale price of $2.00 per share.

    4. On October 15, 1992, the Registrant issued and sold 339,887 and 100,181 shares of Series B Preferred Stock to 11 investors at sale prices of $4.00 and $4.50 per share respectively.

    5. On March 15, 1993, the Registrant issued and sold 888,859 shares of Series B Preferred Stock to 19 investors at a sale price of $4.50 per share. In connection with the issuance of such shares of Series B Preferred Stock, the Company also issued the investors warrants to acquire up to an aggregate of 182,993 shares of Common Stock.

    6. On September 23, 1993, the Registrant issued a Secured Promissory Note in the principal amount of $4,500,000 due on June 30, 1995 to Comsat Video Enterprises, Inc. ("Comsat"). In connection with such note, the Company also issued to Comsat a warrant to acquire up to an aggregate of 157,500 shares of Common Stock at an exercise price per share of $5.00.

    7. On March 11, 1994, the Registrant issued its Convertible Secured Promissory Notes in the aggregate principal amount of $3,710,015 to 24 investors. Such notes were convertible into the series of Preferred Stock issued in connection with the Registrant's next round of equity financing and subsequently converted into Series C Preferred Stock on September 29, 1994. The Registrant also issued warrants to such investors to acquire up to an aggregate of 152,381 shares of Common Stock at an exercise price of $0.50 per share.

    8. In connection with a debt financing transaction, on June 24, 1994, the Registrant issued to Silicon Valley Bank and Hambrecht & Quist Guaranty Finance warrants to acquire up to an aggregate of 18,553 shares of Common Stock at an exercise price of $0.50 per share.

    9. On September 12, 1994, the Registrant issued its Convertible Secured Promissory Notes in the aggregate principal amount of $5,000,000 to eight investors. Such notes were convertible into the series of Preferred Stock issued in connection with the Registrant's next round of equity financing and subsequently converted into Series C Preferred Stock on September 29,1994. The Registrant also issued warrants to such investors to acquire up to an aggregate of 111,112 shares of Common Stock at an exercise price of $0.50 per share.

    10. On September 29, 1994, the Registrant issued and sold 6,264,871 shares of Series C Preferred Stock to 37 investors at a sale price of $4.50 per share. In addition, the Registrant also issued to certain purchasers of the Series C Preferred Stock warrants to acquire up to an aggregate of 1,111,111 shares of Series C Preferred Stock at an exercise price of $4.50 per share. In connection with the issuance of Series C Preferred Stock, on October 26, 1994, the Registrant also issued to three consultants to the Company warrants to acquire up to an aggregate of 73,333 shares of Series C Preferred Stock at an exercise price of $4.50 per share.

    11. On December 1, 1994, the Registrant issued and sold 22,222 shares of Series C Preferred Stock at a sale price of $4.50 per share.

    12. In connection with a debt financing transaction, on May 16, 1995, the Registrant issued to Silicon Valley Bank a warrant acquire up to an aggregate of 75,000 shares of Common Stock at an exercise price of $7.00 per share.

    13. On August 15, 1995, the Registrant issued its Seniors Secured Notes due 2000 in the aggregate principal amount of $24,900,000 to New York Life Insurance Company, The Mutual Life Insurance Company of New York, WASLIC Company II and Namtor BVC LP (collectively, the "Senior Noteholders"). In connection with such financing, the Registrant issued warrants to such investors to purchase up to an aggregate of 1,422,857 shares of Common Stock at an exercise price of $7.00 per share.

    14. On December 29, 1995, the Registrant issued and sold 1,239,397 shares of Series D Preferred Stock to 5 investors at a price of $7.00 per share. On May 15, 1996, the Registrant issued and sold 1,562,202 shares of Series D Preferred Stock to four investors at a purchase price of $7.00 per share. On May 15, 1996, the Registrant also issued to the purchasers and prior purchasers of its Series D Preferred Stock warrants to purchase up to an aggregate of 178,284 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustment of the number of shares and exercise price. In addition, in connection with effecting certain amendments to the Note Agreement dated August 15, 1996 among the Company and the Senior Noteholders relating to the issuance of Series D Preferred Stock, the Registrant amended the warrants issued August 15, 1996 to provide for the issuance of up to an additional 200,000 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustment of the number of shares and exercise price.

    15. On May 30, 1996, the Registrant issued an aggregate of 341,259 shares of Series D Preferred Stock to seven investors, including the Company's President and Chief Executive Officer and Chief Financial Officer, at a sale price of $7.00 per share. In addition, the Registrant issued to such purchasers warrants to acquire up to an aggregate of 21,716 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustment of the exercise price and number of shares.

    16. On December 11, 1993, the Registrant issued a warrant to purchase 40,000 shares of its Common Stock at an exercise price per share of $.01.

  The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A)
  EXHIBITS
 -----------
     1.1**   Form of U.S. Underwriting Agreement.
     1.2**   Form of International Underwriting Agreement.
     2.1+**  Share Purchase and Transfer Agreement by and among Registrant,
             MagiNet GmbH i.G., Heinrich R. Wirt and Reiner Kaesbach, dated
             November 6, 1996.
     2.2**   Amendment of the Share Purchase and Transfer Agreement by and
             among Registrant, MagiNet GmbH i.G., Heinrich R. Wirt and Reiner
             Kaesbach, dated November 19, 1996.
     3.1**   Form of Certificate of Incorporation to be filed prior to the effective date of the Registration Statement under which the
             Offerings are made.
     3.2**   Form of Restated Certificate of Incorporation to be filed after the closing of the Offerings made under this Registration
             Statement.
     3.3**   Bylaws, as amended.
     4.1**   Specimen Common Stock Certificate.
     4.2**   Form of Lock-Up Agreement.
     4.3**   Amended and Restated Shareholders' Agreement, as amended, dated
             December 29, 1995.
     4.4**   First Amendment of Amended and Restated Shareholders' Agreement,
             dated May 15, 1996.
     5.1**   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.
    10.1**   Form of Indemnification Agreement for directors and officers.
    10.2**   1992 Key Personnel Stock Option Plan, as amended, and form of agreement thereunder.
    10.3**   1996 Employee Stock Purchase Plan, as amended, and form of agreement thereto.
    10.4**   1996 Director Stock Option Plan, as amended, and form of agreement thereto.
    10.5+**  Technology License Agreement between Pacific Pay Video Limited and
             On Common Video Corporation.
    10.6+**  Technology License Agreement between MagiNet International
             Corporation and Guestserve Development Group.
    10.7**   Exclusive License Agreement between Pacific Pay Video Limited and
             Comsat Video Enterprises, Inc., dated March 15, 1993.
    10.8**   Exclusive Sublicense Agreement between Pacific Pay Video Limited and Comsat Video Enterprises, Inc., dated March 15, 1993.
    10.9+**  Agreement between Registrant and InterGame, Ltd., dated July 8,
             1996.
    10.10    Note Agreement among Registrant, New York Life Insurance Company,
             The Mutual Life Insurance Company of New York, WASLIC Company II
             and Namtor BVC LP, dated August 15, 1995.
    10.11**  First Amendment Agreement to Note Agreement among Registrant and
             New York Life Insurance Company, The Mutual Life Insurance Company
             of New York, WASLIC Company II and Namtor BVC LP, dated May 7,
             1996.
    10.12+** Installation Agreement between MagiNet (H.K.) Limited and Shangri-
             la Hotel & Resorts (undated).

    10.13+** Revised Installation Agreement between MagiNet (H.K.) Limited and
             Shangri-La Hotel & Resorts, dated September 7, 1994.
    10.14+** Guest Video Services Agreement between MagiNet Australia Pty
             Limited and Southern Pacific Hotel Corporation Limited, dated
             September 6, 1995.
    10.15+   Master Guest Video Services Agreement by and among MagiNet
             International Corporation, Hyatt International-Asia Pacific
             Limited, Hyatt Chain Services Limited and Guestserve Development
             Group, dated August 11, 1995.
    10.16    Pledge Agreement between Registrant and The Chase Manhattan Bank,
             N.A., dated
             August 15, 1995.
    10.17+** Agreement between Registrant and United International Pictures, dated June 28, 1996.
    10.18** Employment Agreement between Registrant and Kenneth B. Hamlet, dated November 28, 1995.
    10.19** Employment Agreement between Registrant and Robert R. Creager, dated September 22, 1995.
    10.20**  Offer of Employment Letter from Registrant to Gordon E. (Ned)
             Druehl, Jr., dated June 18, 1996.
    10.21**  Lease for the Registrant's headquarters in Sunnyvale, CA, dated
             February 16, 1994.
    10.22**  Pledge of Shares Agreement among Registrant, New York Life
             Insurance Company, The Mutual Life Insurance Company of New York,
             WASLIC Company II, Namtor BVC LP and The Chase Manhattan Bank,
             N.A., dated December 29, 1995.
    10.23**  Pledge Agreement between Registrant and The Chase Manhattan Bank
             N.A., dated December 28, 1995.
    10.24** Shareholders Agreement between Registrant, Mr. Arun Churdboonchart and AC Telecom Limited, dated June 6, 1995.
    10.25+ Bloomberg Information Television Programming Affiliation Agreement between Registrant and Bloomberg, L.P., dated October 3, 1996.
    10.26**  Shareholder Agreement between Registrant and Spectrum, Inc., dated
             August 1, 1994.
    10.27**  Master Guest Video Services Agreement by and among MagiNet
             International Corporation, Hyatt International (Europe Africa
             Middle East) Ltd., Hyatt Chain Services Limited and Guestserve
             Development Group, dated November 15, 1995.
    10.28 Summary of Terms for Second Amendment to Note Agreement, by and among Registrant and New York Life Insurance Company, The Mutual
             Life Insurance Company of New York, WASLIC Company II, and Namtor
             BVC LP, dated November 21, 1996.
    10.29    Agreement of Assignment as Collateral among Registrant, The Chase
             Manhattan Bank, N.A., New York Life Insurance Company, The Mutual
             Life Insurance Company of New York, WASLIC Company II, and Namtor
             BVC LP, dated August 15, 1995.
    10.30** Joint Venture Agreement by and among Registrant and Nag Yong Lee, dated March 1, 1995.
    10.31+** 1996 Annual Agreement between Prodac Prozessdatentechnik GmbH and
             Philips Mietsystem GmbH, dated June 18, 1996.
    10.32**  Managing Director's Service Agreement between Prodac
             Prozessdatentechnik GmbH and Reiner Kaesbach, dated November 5,
             1996.
    10.33**  Managing Director's Service Agreement between Prodac
             Prozessdatentechnik GmbH and Heinrich R. Wirt, dated November 5,
             1996.
    10.34**  Lease Contract by and between Kaesbach & Wirt GbR and Prodac
             Prozessdatentechnik GmbH, dated December 15, 1993.
    10.35**  Modification agreement of Lease Contract by and between Kaesbach &
             Wirt GbR and Prodac Prozessdatentechnik GmbH, dated October 7,
             1996.
    10.36+** Agreement between Prodac Prozessdatentechnik GmbH and United
             International Pictures GmbH, dated February 8, 1996.
    10.37+** 1996 Bonus Agreement between Prodac Prozessdatechnik GmbH and
             Philips Mietsystem
             GmbH, dated October 25, 1996.

  10.38**  Form of standard Leasing Contract between Prodac Prozessdatentechnik GmbH and Philips
           Mietsystem GmbH.
  10.39+** Framework Distributor Contract between Prodac Prozessdatentechnik GmbH and Dorint
           Aktiengesellschaft, dated May 5, 1994.
  10.40+** Framework Operator Agreement between Prodac Prozessdatentechnik GmbH and Novotel
           Hotelbetriebs mbH, dated October 10, 1996.
  10.41+** Framework Distributor Contract between Prodac Prozessdatentechnik GmbH and Maritim
           Hotelgesellschaft mbH, dated September 21, 1995.
  10.42**  Agreement for the Sale and Purchase of Part of the business of Prodac Prozessdatentechnik
           GmbH and Prodac Hotelvideo Communicationsystems Limited between Prodac
           Prozessdatentechnik GmbH, Prodac Hotelvideo Communicationsystems Limited and
           UK Consumer Electronics Limited.
  10.43+** Supply Agreement between Prodac Prozessdatentechnik GmbH and UK Consumer
           Electronics Limited.
  10.44**  Software License and Technical Support Agreement between Prodac Prozessdatentechnik
           GmbH and UK Consumer Electronics Limited.
  10.45**  Source Code Agreement by and among Prodac Prozessdatentechnik GmbH and UK
           Consumer Electronics Limited.
  10.46    Collateral Assignment Agreement between the Registrant and The Chase Manhattan Bank,
           N.A., dated August 15, 1995.
  10.47    Commitment Letter between Registrant and CIBC WG Argosy Merchant Fund 2, L.L.C.
  11.1**   Calculation of earnings per share.
  21.1**   List of Subsidiaries of the Registrant.
  23.1     Consent of Ernst & Young LLP, Independent Auditors.
  23.2     Consent of Ernst & Young GmbH, Independent Auditors.
  23.3     Consent of Counsel (included in Exhibit 5.1).
  24.1**   Power of Attorney (see page II-5).
  27.1     Financial Data Schedule.

--------

** Previously filed.
 + Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission on September 18, 1996, as amended. Omitted portions have been filed separately with the Commission.

  (b) Financial Statement Schedules

      None.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE, STATE OF CALIFORNIA, ON THE 16TH DAY OF DECEMBER, 1996.

                                          MAGINET CORPORATION

                                                    /s/ James A. Barth
                                          By __________________________________
                                                      JAMES A. BARTH
                                              EXECUTIVE VICE PRESIDENT, CHIEF
                                              FINANCIAL OFFICER AND SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED


              SIGNATURE                        TITLE                 DATE
         Kenneth B. Hamlet*            Chairman of the
-------------------------------------   Board, President      December 16, 1996
(KENNETH B. HAMLET)                     and Chief Executive
                                        Officer (Principal
                                        Executive Officer)

         /s/ James A. Barth            Executive Vice
-------------------------------------   President, Chief      December 16, 1996
          (JAMES A. BARTH)              Financial Officer
                                        and Secretary
                                        (Principal
                                        Financial and
                                        Accounting Officer)

         Robert R. Creager*            Director
-------------------------------------                         December 16, 1996
         (ROBERT R. CREAGER)

          Stuart J. Ellman*            Director
-------------------------------------                         December 16, 1996
         (STUART J. ELLMAN)

         Michael D. Granoff*           Director
-------------------------------------                         December 16, 1996
        (MICHAEL D. GRANOFF)

           Michael Ramsay*             Director
-------------------------------------                         December 16, 1996
          (MICHAEL RAMSAY)

        James D. Robinson IV*          Director
-------------------------------------                         December 16, 1996
       (JAMES D. ROBINSON IV)

         /s/ James A. Barth
   --------------------------------
* By:
          (JAMES A. BARTH)
         (ATTORNEY-IN-FACT)


                                 EXHIBIT INDEX

     1.1**   Form of U.S. Underwriting Agreement.
     1.2**   Form of International Underwriting Agreement.
     2.1+**  Share Purchase and Transfer Agreement by and among Registrant,
             MagiNet GmbH i.G., Heinrich R. Wirt and Reiner Kaesbach, dated
             November 6, 1996.
     2.2**   Amendment of the Share Purchase and Transfer Agreement by and
             among Registrant, MagiNet GmbH i.G., Heinrich R. Wirt and Reiner
             Kaesbach, dated November 19, 1996.
     3.1**   Form of Certificate of Incorporation to be filed prior to the effective date of the Registration Statement under which the
             Offerings are made.
     3.2**   Form of Restated Certificate of Incorporation to be filed after the closing of the Offerings made under this Registration
             Statement.
     3.3**   Bylaws, as amended.
     4.1**   Specimen Common Stock Certificate.
     4.2**   Form of Lock-Up Agreement.
     4.3**   Amended and Restated Shareholders' Agreement, as amended, dated
             December 29, 1995.
     4.4**   First Amendment of Amended and Restated Shareholders' Agreement,
             dated May 15, 1996.
     5.1**   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.
    10.1**   Form of Indemnification Agreement for directors and officers.
    10.2**   1992 Key Personnel Stock Option Plan, as amended, and form of agreement thereunder.
    10.3**   1996 Employee Stock Purchase Plan, as amended, and form of agreement thereto.
    10.4**   1996 Director Stock Option Plan, as amended, and form of agreement thereto.
    10.5**   Technology License Agreement between Pacific Pay Video Limited and
             On Common Video Corporation.
    10.6**   Technology License Agreement between MagiNet International
             Corporation and Guestserve Development Group.
    10.7**   Exclusive License Agreement between Pacific Pay Video Limited and
             Comsat Video Enterprises, Inc., dated March 15, 1993.
    10.8**   Exclusive Sublicense Agreement between Pacific Pay Video Limited and Comsat Video Enterprises, Inc., dated March 15, 1993.
    10.9+**  Agreement between Registrant and InterGame, Ltd., dated July 8,
             1996.
    10.10    Note Agreement among Registrant, New York Life Insurance Company,
             The Mutual Life Insurance Company of New York, WASLIC Company II
             and Namtor BVC LP, dated August 15, 1995.
    10.11**  First Amendment Agreement to Note Agreement among Registrant and
             New York Life Insurance Company, The Mutual Life Insurance Company
             of New York, WASLIC Company II and Namtor BVC LP, dated May 7,
             1996.
    10.12+** Installation Agreement between MagiNet (H.K.) Limited and Shangri-
             la Hotel & Resorts (undated).
    10.13+** Revised Installation Agreement between MagiNet (H.K.) Limited and
             Shangri-La Hotel & Resorts, dated September 7, 1994.
    10.14+** Guest Video Services Agreement between MagiNet Australia Pty
             Limited and Southern Pacific Hotel Corporation Limited, dated
             September 6, 1995.
    10.15+   Master Guest Video Services Agreement by and among MagiNet
             International Corporation, Hyatt International-Asia Pacific
             Limited, Hyatt Chain Services Limited and Guestserve Development
             Group, dated August 11, 1995.

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    10.16    Pledge Agreement between Registrant and The Chase Manhattan Bank,
             N.A., dated August 15, 1995.
    10.17+** Agreement between Registrant and United International Pictures, dated June 28, 1996.
    10.18**  Employment Agreement between Registrant and Kenneth B. Hamlet, dated November 28, 1995.
    10.19**  Employment Agreement between Registrant and Robert R. Creager, dated September 22, 1995.
    10.20**  Offer of Employment Letter from Registrant to Gordon E. (Ned)
             Druehl, Jr., dated June 18, 1996.
    10.21**  Lease for the Registrant's headquarters in Sunnyvale, CA, dated
             February 16, 1994.
    10.22**  Pledge of Shares Agreement among Registrant, New York Life
             Insurance Company, The Mutual Life Insurance Company of New York,
             WASLIC Company II, Namtor BVC LP and The Chase Manhattan Bank,
             N.A., dated December 29, 1995.
    10.23**  Pledge Agreement between Registrant and The Chase Manhattan Bank
             N.A., dated December 28, 1995.
    10.24**  Shareholders Agreement between Registrant, Mr. Arun Churdboonchart and AC Telecom Limited, dated June 6, 1995.
    10.25+   Bloomberg Information Television Programming Affiliation Agreement
             between Registrant and Bloomberg, L.P., dated October 3, 1996.
    10.26**  Shareholder Agreement between Registrant and Spectrum, Inc., dated
             August 1, 1994.
    10.27**  Master Guest Video Services Agreement by and among MagiNet
             International Corporation, Hyatt International (Europe Africa
             Middle East) Ltd., Hyatt Chain Services Limited and Guestserve
             Development Group, dated November 15, 1995.
    10.28    Summary of Terms for Second Amendment to Note Agreement by and
             among Registrant and New York Life Insurance Company, The Mutual
             Life Insurance Company of New York, WASLIC Company II, and Namtor
             BVC LP, dated November 21, 1996.
    10.29    Agreement of Assignment as Collateral among Registrant, The Chase
             Manhattan Bank, N.A., New York Life Insurance Company, The Mutual
             Life Insurance Company of New York, WASLIC Company II, and Namtor
             BVC LP, dated August 15, 1995.
    10.30**  Joint Venture Agreement by and among Registrant and Nag Yong Lee, dated March 1, 1995.
    10.31+** 1996 Annual Agreement between Prodac Prozessdatentechnik GmbH and
             Philip Mietsystem GmbH, dated June 18, 1996.
    10.32**  Managing Director's Service Agreement between Prodac
             Prozessdatentechnik GmbH and Reiner Kaesbach, dated November 5,
             1996.
    10.33**  Managing Director's Service Agreement between Prodac
             Prozessdatentechnik GmbH and Heinrich R. Wirt, dated November 5,
             1996.
    10.34**  Lease Contract by and between Kaesbach & Wirt GbR and Prodac
             Prozessdatentechnik GmbH, dated December 15, 1993.
    10.35**  Modification agreement of Lease Contract by and between Kaesbach &
             Wirt GbR and Prodac Prozessdatentechnik GmbH, dated October 7,
             1996.
    10.36+** Agreement between Prodac Prozessdatentechnik GmbH and United
             International Pictures GmbH, dated February 8, 1996.
    10.37+** 1996 Bonus Agreement between Prodac Prozessdatentechnik GmbH and
             Philips Mietsystem GmbH, dated October 25, 1996.
    10.38**  Form of standard Leasing Contract between Prodac
             Prozessdatentechnik GmbH and Philips Mietsystem GmbH.

    10.39+** Framework Distributor Contract among Prodac Prozessdatentechnik
             GmbH and Dorint Aktiengesellschaft, dated May 5, 1994.

    10.40+** Framework Operator Agreement between Prodac Prozessdatentechnik
             GmbH and Novotel Hotelbetriebs mbH, dated October 10, 1996.

    10.41+** Framework Distributor Contract between Prodac Prozessdatentechnik
             GmbH and Maritim Hotelgesellschaft mbH, dated September 21, 1995.

    10.42** Agreement for the Sale and Purchase of Part of the business of Prodac Prozessdatentechnik GmbH and Prodac Hotelvideo
             Communicationsystems Limited between Prodac Prozessdatentechnik
             GmbH, Prodac Hotelvideo Communicationsystems Limited and UK
             Consumer Electronics Limited.

    10.43+** Supply Agreement between Prodac Prozessdatentechnik GmbH and UK
             Consumer Electronics Limited.

    10.44+** Software License and Technical Support Agreement between Prodac
             Prozessdatentechnik GmbH and UK Consumer Electronics Limited.

    10.45** Source Code Agreement by and among Prodac Prozessdatentechnik GmbH and UK Consumer Electronics Limited.

    10.46    Collateral Assignment Agreement between the Registrant and The
             Chase Manhattan Bank, N.A., dated August 15, 1995.

    10.47    Commitment Letter between Registrant and CIBC WG Argosy Merchant
             Fund 2, L.L.C.

    11.1**   Calculation of earnings per share.

    21.1**   List of Subsidiaries of the Registrant.

    23.1     Consent of Ernst & Young LLP, Independent Auditors.

    23.2     Consent of Ernst & Young GmbH, Independent Auditors.

    23.3     Consent of Counsel (included in Exhibit 5.1).

    24.1**   Power of Attorney (see page II-5).

    27.1     Financial Data Schedule.

--------

** Previously filed.

 + Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission on September 18, 1995. Omitted portions have been filed separately with the Commission.